 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998
                                                     REGISTRATION NO. 333-42957
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 2 TO
                                   FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             QUANTA SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    1731                     74-2851603
     (STATE OR OTHER          (PRIMARY STANDARD            (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NUMBER)
     INCORPORATION OR           CLASSIFICATION
      ORGANIZATION)               CODE NUMBER)


                                JOHN R. COLSON
                            CHIEF EXECUTIVE OFFICER
                               3555 TIMMONS LANE
                                   SUITE 610
                             HOUSTON, TEXAS 77027
                                (713) 629-7600
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
   CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES AND AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
          JAMES S. RYAN, III                       STEPHEN A. RIDDICK
           BRAD L. WHITLOCK                      PIPER & MARBURY L.L.P.
        JACKSON WALKER L.L.P.                     CHARLES CENTER SOUTH
           901 MAIN STREET                      36 SOUTH CHARLES STREET
              SUITE 6000                       BALTIMORE, MARYLAND 21201
         DALLAS, TEXAS 75287                         (410) 539-2530
            (214) 953-6000

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                           FEBRUARY 9, 1998
                                5,000,000 Shares

                    [LOGO OF QUANTA SERVICES APPEARS HERE]

                                  Common Stock

                                   --------

  All of the 5,000,000 shares of Common Stock, $0.00001 par value (the "Common Stock"), offered hereby are being offered by Quanta Services, Inc. (the "Company"). The Company was founded in August 1997 to acquire four companies engaged in specialty electric and telecommunications infrastructure contracting services (the "Founding Companies") and has conducted no operations to date. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing, subject to notice of issuance, on The New York Stock Exchange (the "NYSE") under the symbol "PWR". Of the net proceeds to the Company from the sale of the Common Stock offered hereby, $21.0 million will be paid to the stockholders of the Founding Companies in connection with the acquisition of the Founding Companies. See "Use of Proceeds."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  PRICE          UNDERWRITING         PROCEEDS
                                   TO            DISCOUNTS AND           TO
                                 PUBLIC           COMMISSIONS        COMPANY(1)
-------------------------------------------------------------------------------
Per Share.................        $                  $                  $
-------------------------------------------------------------------------------
Total(2)..................      $                  $                  $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Before deducting expenses of the offering payable by the Company estimated at $2,900,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $          and $         , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, as stated herein, subject to prior sale when, as and if delivered to and accepted by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BT
Alex. Brown Incorporated, Baltimore, Maryland, on or about                  ,
1998.

BT ALEX. BROWN
                         BANCAMERICA ROBERTSON STEPHENS
                                                            SANDERS MORRIS MUNDY

            The date of this Prospectus is                  , 1998.

      [map of projects or office locations, pictures or other information]


                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  Concurrently with the closing of the offering made hereby (the "Offering"), Quanta Services, Inc. plans to acquire, in separate transactions (collectively, the "Acquisitions"), in exchange for consideration including shares of its Common Stock, four businesses: PAR Electrical Contractors, Inc. ("PAR"), Union Power Construction Company ("Union Power"), TRANS TECH Electric, Inc. ("TRANS TECH") and Potelco, Inc. ("Potelco" and, together with PAR, Union Power and TRANS TECH, the "Founding Companies"). Unless otherwise indicated, references herein to "Quanta" mean Quanta Services, Inc. and references to the "Company" mean Quanta and the Founding Companies collectively.

  The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information and share and per share data in this Prospectus (i) give effect to the Acquisitions, (ii) assume the Underwriters' over-allotment option is not exercised and (iii) give effect to a 1,613.6016-for-1 stock split of the Common Stock effected in December 1997.

                                  THE COMPANY

  Quanta was founded in August 1997 to create a leading provider of specialty electrical contracting and maintenance services primarily related to electric and telecommunications infrastructure in North America. In addition, the Company provides electrical contracting services to the commercial and industrial markets and installs transportation control and lighting systems. The Company's services include the installation, repair and maintenance of electric power transmission and distribution lines and telecommunication and cable television lines, the construction of electric substations, the erection of cellular telephone, PCS(R) and microwave towers, the installation of highway lighting and traffic control systems, design and engineering services and the provision of specialty contracting services for electric, video, security, fire, voice and data systems. The Company's customers include electric utilities, telecommunication and cable television system operators, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties.

  Concurrently with the closing of the Offering, Quanta will acquire the four Founding Companies, making it one of the largest providers of specialty electric and telecommunications infrastructure contracting services in its markets. The Company has a total of 13 offices in eight states and performed work in 18 states during 1996, principally in the midwest and western U.S. The Company believes that its size, geographical diversity, industry relationships, expertise in specialty services, design and engineering capability and number of skilled personnel provide the Company with significant competitive advantages. During 1996, the Company generated pro forma combined revenues, operating income and net income of $108.1 million, $6.5 million and $3.1 million, respectively. During the first nine months of 1997, the Company generated pro forma combined revenues, operating income and net income of $108.7 million, $13.0 million and $7.4 million, respectively.

  The Company estimates that the electrical and telecommunications contracting industry generates annual revenues in excess of $40 billion. The Company believes that it will be well-positioned to capitalize on significant trends currently affecting its industry. The Company expects that these trends, which include the continuing deregulation of utilities, the upgrading and expansion of existing infrastructure and the increased outsourcing of services to providers such as the Company, will provide significant opportunities for growth.

  The Company believes that its industry is highly fragmented. According to the U.S. Census Bureau, there are more than 50,000 electrical and telecommunications contracting businesses, consisting of a small number of regional or national providers and a large number of relatively small, owner-operated businesses that have limited access to capital and that offer a limited range of services. The Company believes that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with a disciplined acquisition program, a decentralized operating strategy and access to financial resources required to complete acquisitions and to capitalize on industry growth opportunities.

GROWTH STRATEGY

  The Company plans to achieve its goal of becoming a leading provider of specialty electric and telecommunications infrastructure contracting services in North America by (i) implementing its operating strategy, which focuses on managing on a decentralized basis and achieving operating efficiencies, (ii) emphasizing continued internal growth and (iii) expanding through acquisitions. The key elements of the Company's strategy are:

  Operating Strategy. The Company intends to manage its operations on a decentralized basis while maintaining operating and financial controls. Local management will retain responsibility for the operations, profitability and growth of its business. Certain administrative functions will be centralized following the Offering. While local management will retain control of the operations of its business, the Company's executive management will have responsibility for corporate strategy and acquisitions, financing, insurance, investor relations and employee benefit plans. In addition, by combining overlapping operations of certain of the Founding Companies, the Company expects to achieve more efficient asset utilization and realize savings in overhead and other expenses. The Company believes that its operating efficiency, financial strength, technical expertise, presence in key geographic areas and reputation for quality and reliability provide competitive advantages in bidding for, winning and executing new contracts for infrastructure projects.

  Internal Growth. The Founding Companies experienced internal revenue growth at a compound annual rate of 19.0% between 1994 and 1996. The Company is focused on continuing its strong internal growth by (i) increasing the volume of services provided to existing customers, including additional volumes resulting from increased outsourcing by its customers, (ii) expanding the range of services provided to existing customers to include additional specialties,
(iii) broadening its customer base to include additional businesses not presently served by the Company and (iv) geographically expanding its service area.

  Acquisitions. The Company believes that the increasing trend toward the outsourcing of services to the electric and telecommunications infrastructure contracting industry will result in a competitive disadvantage for small and mid-sized companies that do not have access to capital for growth and cannot provide a broad range of specialty contracting services on a regional or national basis. In addition, the Company expects that there will continue to be a large number of attractive acquisition candidates due to the highly fragmented nature of the industry, the inability of many companies to expand and modernize due to capital constraints and the desire of owners for liquidity. The Company intends to actively pursue acquisitions of well-established companies to enter new geographic markets and expand the range of services and leverage existing operations within existing markets.

  Quanta believes that the prominence and operating strength of the Company and the experience of its executive management will provide the Company with significant competitive advantages as it pursues its growth strategy.

                                  THE OFFERING

Common Stock offered hereby......  5,000,000 shares
Common Stock to be outstanding
 after the Offering.............. 15,872,333 shares(1)
Use of Proceeds.................. To pay the cash portion of the purchase price of the Founding Companies, to repay all or a
                                  portion of debt of the Founding Companies, to
                                  repay expenses incurred in connection with
                                  the organization of Quanta and the Offering
                                  and for general corporate purposes, including
                                  future acquisitions.
Proposed NYSE symbol............. PWR

--------
(1) Includes (i) 7,527,000 shares to be issued to the owners of the Founding Companies, (ii) 5,000,000 shares to be sold in the Offering and (iii) 3,345,333 shares of a special class of Common Stock ("Limited Vote Common Stock") issued to the initial stockholders and certain management personnel of the Company. Excludes options to purchase 1,500,000 shares of Common Stock that are expected to be granted upon consummation of the Offering at an exercise price equal to or greater than the initial public offering price. See "Management--1997 Stock Option Plan," "Certain Transactions-- Organization of the Company" and "Description of Capital Stock--Common Stock and Limited Vote Common Stock."

                           ACQUISITION CONSIDERATION

  The aggregate consideration to be paid by Quanta in the Acquisitions consists
of approximately $21.0 million in cash (approximately    % of the net proceeds
of the Offering) and 7,527,000 shares of Common Stock (collectively, the "Acquisition Consideration"). The Acquisition Consideration was determined by arms-length negotiations between Quanta and representatives of each Founding Company and was based primarily on the pro forma adjusted net income of each Founding Company. The cash portion of the Acquisition Consideration is subject to adjustment, based upon the initial public offering price. For a more detailed description of these transactions, see "Certain Transactions-- Organization of the Company."

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Quanta will acquire the Founding Companies simultaneously with and as a condition to the consummation of the Offering. For financial statement presentation purposes, PAR has been identified as the "accounting acquiror," as its stockholders will represent the largest voting interest within the Company. The following summary unaudited pro forma combined financial data present certain data for the Company, as adjusted for (i) the effects of the Acquisitions, (ii) the effects of certain other pro forma adjustments to the historical financial statements and (iii) the consummation of the Offering and the application of the net proceeds therefrom. The unaudited pro forma combined income statement data assume that the Acquisitions, the Offering and related transactions were closed on January l, 1996 and are not necessarily indicative of the results that the Company would have obtained had these events actually occurred then or of the Company's future results. During the periods presented below, the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to or indicative of postcombination results to be achieved by the Company. The unaudited pro forma combined financial statements should be read in conjunction with the other financial information included elsewhere in this Prospectus. See "Selected Financial Data," the Unaudited Pro Forma Combined Financial Statements and notes thereto and the historical financial statements of the Founding Companies and the notes thereto, all included elsewhere in this Prospectus.

                                                    PRO FORMA COMBINED
                                           ------------------------------------
                                              YEAR ENDED     NINE MONTHS ENDED
                                           DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                           ----------------- ------------------
STATEMENT OF OPERATIONS DATA:
  Revenues................................     $108,143           $108,666
  Cost of services (including
   depreciation)..........................       91,769             87,296
                                               --------           --------
  Gross profit............................       16,374             21,370
  Selling, general and administrative
   expenses(1)............................        8,394              7,293
  Goodwill amortization(2)................        1,498              1,123
                                               --------           --------
  Income from operations..................        6,482             12,954
  Other income (expense), net(3)..........         (400)              (178)
                                               --------           --------
  Income before income tax expense........        6,082             12,776
  Provision for income taxes(4)...........        2,994              5,424
                                               --------           --------
  Net income..............................     $  3,088           $  7,352
                                               ========           ========
  Net income per share....................     $   0.20           $   0.46
                                               ========           ========
  Shares used in computing pro forma
   income per share(5)....................       15,835             15,835
                                                        PRO FORMA
                                           ------------------------------------
                                                    SEPTEMBER 30, 1997
                                           ------------------------------------
                                              COMBINED(6)      AS ADJUSTED(7)
                                           ----------------- ------------------
BALANCE SHEET DATA:(8)
  Working capital (deficit)...............     $(19,473)(9)       $ 13,986
  Total assets............................      125,842            126,126
  Long-term debt, net of current
   maturities.............................        5,421                 --
  Total stockholders' equity..............       56,257             95,137

                         (Footnotes on following page)

--------
(1) The unaudited pro forma combined statement of operations data reflect an aggregate of approximately $0.9 million and $1.8 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, in pro forma reductions in salary, bonus and benefits of the owners of the Founding Companies to which they have agreed prospectively. Additionally, excludes the $11.5 million non-recurring non-cash charge recognized by Quanta related to the issuance of stock to an initial stockholder and management, as a result of the issuance of such shares for nominal consideration. See Note 2 of Notes to Financial Statements of Quanta.

(2) Reflects amortization of the goodwill to be recorded as a result of the Acquisitions over a 40-year period and computed on the basis described in the notes to the Unaudited Pro Forma Combined Financial Statements.

(3) Reflects the reduction for interest expense of $1.4 million and $1.0 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, attributable to the repayment of $17.6 million of historical debt of the Founding Companies with proceeds from the Offering, net of additional interest expense discussed in Note 8 below. Additionally, reflects reductions in expenses associated with certain non-operating assets that will be transferred to the Founding Companies prior to the Acquisitions.

(4) Assumes all pretax income before non-deductible goodwill and other permanent items is subject to an estimated 39.0% combined tax rate.

(5) Includes (i) 7,527,000 shares of Common Stock to be issued to the owners of the Founding Companies, (ii) 3,345,333 shares of Limited Vote Common Stock issued to the initial stockholders and certain management personnel of the Company and (iii) 4,962,259 shares of the 5,000,000 shares of Common Stock to be sold in the Offering to pay the cash portion of the Acquisition Consideration, to repay expenses incurred in connection with the organization of Quanta and the Offering and to retire debt.

(6) Reflects the Acquisitions and related transactions as if they had occurred on September 30, 1997 as described in the notes to the Unaudited Pro Forma Combined Financial Statements. The unaudited pro forma combined balance sheet data should be read in conjunction with the other financial information and historical financial statements and notes thereto included elsewhere in this Prospectus.

(7) Reflects the closing of the Offering and the Company's application of the net proceeds therefrom to fund the cash portion of the Acquisition Consideration and to repay certain indebtedness of the Founding Companies. See "Use of Proceeds" and "Certain Transactions."

(8) Two of the Founding Companies have historically elected S corporation status for tax purposes. Prior to the Acquisitions, these Founding Companies will make distributions to their stockholders totaling approximately $7.8 million (the "S Corporation Distributions"). In order to fund the S Corporation Distributions, the Company will borrow approximately $7.8 million. Accordingly, pro forma interest expense has been increased by $0.7 million for the year ended December 31, 1996 and $0.5 million for the nine months ended September 30, 1997 and pro forma stockholders' equity has been reduced by approximately $7.8 million.

(9) Includes the estimated $21.0 million payable to owners of the Founding Companies, representing the actual cash portion of the Acquisition Consideration to be paid from a portion of the net proceeds of the Offering. The cash portion of the Acquisition Consideration will be determined based on the initial public offering price of the Common Stock offered hereby.

               SUMMARY INDIVIDUAL FOUNDING COMPANY FINANCIAL DATA
                                 (IN THOUSANDS)

  The following table presents certain summary historical income statement data of the Founding Companies for each of their three most recent fiscal years and their nine month calendar year-to-date results for 1996 and 1997. The historical income statement data presented below have not been adjusted for the pro forma adjustments reflected in the Unaudited Pro Forma Combined Financial Statements, included elsewhere in this Prospectus. The income statement data presented below have been audited for certain of the Founding Companies and certain of the periods as reflected in the historical financial statements of such Founding Companies, included elsewhere in this Prospectus. Also, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

                                                                   NINE MONTHS
                                                                 ENDED SEPTEMBER
                                         FISCAL YEARS ENDED(1)         30,
                                        ------------------------ ---------------
                                         1994     1995    1996    1996    1997
                                        -------  ------- ------- ------- -------
PAR:
  Revenues............................. $43,909  $38,915 $42,684 $29,806 $36,439
  Income from operations...............   2,548    1,380   1,883     663   3,482
UNION POWER:
  Revenues.............................  12,614   25,636  42,792  22,147  37,202
  Income from operations...............     478    1,754   3,060     752   3,538
TRANS TECH:
  Revenues.............................  18,807   21,397  24,414  16,575  24,278
  Income from operations...............     224      824   2,140   1,592   3,229
POTELCO:
  Revenues.............................   9,463   17,147  14,549  10,173  13,248
  Income (loss) from operations........    (310)     200     632     139   2,055

--------
(1) The fiscal years presented above are the years ended December 31, 1994, 1995 and 1996, except with respect to Union Power for which the fiscal years presented are the years ended August 31, 1995, 1996 and 1997.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following risk factors, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

  Absence of Combined Operating History. Quanta was founded in August 1997 but has conducted no operations and generated no revenues to date. Quanta has entered into agreements to acquire the Founding Companies simultaneously with, and as a condition to, the closing of the Offering. The Founding Companies have been operating and will continue to operate as separate independent entities, and there can be no assurance that the Company will be able to integrate the operations of these businesses successfully or to institute the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprise on a profitable basis. In addition, there can be no assurance that the recently assembled management group will be able to successfully manage the combined entity and effectively implement the Company's operating or growth strategies. The pro forma combined financial results of the Founding Companies cover periods during which the Founding Companies and Quanta were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The success of the Company will depend on management's ability to integrate the Founding Companies and other companies acquired in the future into one organization in a profitable manner. The inability of the Company to successfully integrate the Founding Companies and to coordinate and integrate certain operational, administrative, banking, insurance and accounting functions and computer systems would have a material adverse effect on the Company's financial condition and results of operations and would make it unlikely that the Company's acquisition program will be successful. See "Business--Strategy" and "Management."

  Risks Related to Acquisition Strategy. One of the Company's principal growth strategies is to increase its revenues and the markets it serves through the acquisition of additional electric and telecommunications infrastructure contracting companies. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Customer dissatisfaction or performance problems at a single acquired company could have an adverse effect on the reputation of the Company generally. In addition, there can be no assurance that the Founding Companies or other businesses acquired in the future will achieve anticipated revenues and earnings. See "Business--Strategy."

  Risks Related to Acquisition Financing. The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company intends to use its Common Stock for all or a portion of the consideration for future acquisitions. If the Common Stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through future debt or equity financings. Using cash to complete acquisitions and finance internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operations and financial flexibility, and using equity may result in dilution of the ownership interests of the then-existing stockholders of the Company. The Company has recently initiated negotiations with a group of commercial banks to provide the Company with a credit facility to be used for acquisitions, working capital and other general corporate purposes and may result in financial covenants that limit the Company's operations and financial flexibility. There can be no assurance that the Company will be able to obtain financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company may be unable to pursue its acquisition strategy successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources" and "Business--Strategy."

  Risks Related to Operating and Internal Growth Strategies. A key element of the Company's strategy is to increase the profitability and revenues of the Founding Companies and any subsequently acquired businesses. Although the Company intends to implement this strategy by various means, there can be no assurance that the Company will be able to do so successfully. A key component of the Company's strategy is to operate the Founding Companies and subsequently acquired businesses on a decentralized basis, with local management retaining responsibility for day-to-day operations, profitability and the internal growth of the business. If proper overall business controls are not implemented, this decentralized operating strategy could result in inconsistent operating and financial practices at the Founding Companies and subsequently acquired businesses, and the Company's overall profitability could be adversely affected. The Company's ability to generate internal earnings growth will be affected by, among other factors, its ability to expand the range of services offered to customers, attract new customers, increase the number of projects performed for existing customers, hire and retain employees, open additional facilities and reduce operating and overhead expenses. Many of these factors are beyond the control of the Company, and there can be no assurance that the Company's strategies will be successful or that it will be able to generate cash flow sufficient to fund its operations and to support internal growth. The Company's inability to achieve internal earnings growth could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Strategy."

  Management of Growth. The Company expects to grow both internally and through acquisitions. Management expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant additional responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. To the extent that the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, the Company's financial condition and results of operations could be materially adversely affected. See "Business-- Strategy."

  Availability of Qualified Employees. The Company's ability to provide high-quality services on a timely basis requires an adequate supply of skilled electricians, journeymen linemen and project managers. Accordingly, the Company's ability to increase its productivity and profitability will be limited by its ability to employ, train and retain skilled personnel necessary to meet the Company's requirements. Many companies in the Company's industry are currently experiencing shortages of qualified personnel, and there can be no assurance that the Company will be able to maintain an adequate skilled labor force necessary to operate efficiently, that the Company's labor expenses will not increase as a result of a shortage in the supply of skilled personnel or that the Company will not have to curtail its planned internal growth as a result of labor shortages. See "Business--Employees" and "-- Training, Quality Assurance and Safety."

  Unionized Workforce. Approximately 90% of the Company's employees are covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, there can be no assurance that strikes or work stoppages will not occur in the future. Strikes or work stoppages and the resultant adverse impact on the Company's relationship with its customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's acquisition strategy could be adversely affected because of its union status for a variety of reasons, including without limitation, incompatibility with a target's existing unions and reluctance of non-union targets to become affiliated with a union based company. See "Business--Employees."

  Competition. The electric and telecommunications infrastructure contracting industry is highly competitive and is served by numerous small, owner-operated private companies, public companies and several large regional companies. In addition, there are relatively few, if any, barriers to entry into the market in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company, including public utilities. Competition in the industry depends on a number of factors, including price. Certain of the Company's competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than the Company. In addition, some of the Company's competitors are larger and have greater resources than the Company. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also face competition from the in-house service organizations of its existing or prospective customers, including electric utility and telecommunications services providers, which employ personnel who perform some of the same types of services as those provided by the Company. There can be no assurance that existing or prospective customers of the Company will continue to outsource services in the future. See "Business--Competition."

  Contract Bidding Risks. A significant portion of the Company's revenues are, and will continue to be, generated under fixed price contracts. The Company must estimate the costs of completing a particular project, and the cost of labor and materials may vary from the costs originally estimated by the Company. These variations and other risks inherent in performing fixed price contracts may result in revenue and gross profits different from those originally estimated, which could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from estimated contract costs can have a significant impact on the Company's operating results for any fiscal quarter or year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

  Certain of the Company's contracts are master service agreements pursuant to which work is assigned on a project by project basis. There is generally no obligation on the part of the Company's customers to assign work to the Company under these agreements and there can be no assurance that customers will continue to assign work to the Company. A significant decline in work assigned pursuant to these contracts could have a material adverse effect on the results of operations of the Company.

  Seasonality; Fluctuations of Quarterly Results. The electric and telecommunications infrastructure contracting business can be subject to seasonal variations. Generally, during the winter months, demand for new projects and maintenance services may be lower due to reduced construction activity during inclement weather, while demand for electrical service and repairs may be higher due to damage caused by such weather. Additionally, the industry can be highly cyclical. As a result, the Company's volume of business may be adversely affected by declines in new projects in various geographic regions of the U.S. Quarterly results may also be materially affected by the timing of acquisitions, variations in the margins of projects performed during any particular quarter, the timing and magnitude of acquisition assimilation costs and regional economic conditions. Accordingly, the Company's operating results in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality; Fluctuations of Quarterly Results."

  Potential Exposure to Environmental Liabilities. The Company's operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, polychlorinated biphenyls, fuel storage and air quality. As a result of past and future operations at its facilities, the Company may be required to incur remediation costs and other expenses related thereto. In addition, although the Company intends to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

  Control by Existing Management and Stockholders. Following consummation of the Acquisitions and the Offering, the Company's executive officers and directors, former stockholders of the Founding Companies and entities affiliated with them will beneficially own approximately 9.1 million shares of Common Stock and Limited Vote Common Stock, representing approximately 57.3% of the aggregate outstanding shares of Common Stock and Limited Vote Common Stock (55.0% if the Underwriters' over-allotment option is exercised in full). The initial stockholders of the Company, certain members of management and others own 3,345,333 shares of Limited Vote Common Stock. Shares of Limited Vote Common Stock are entitled to elect one member of the Company's Board of Directors and are entitled to 0.10 of one vote for each share held on all other matters on which holders of Common Stock are entitled to vote. Holders of Limited Vote Common Stock are not entitled to vote on the election of any other directors. The Company's executive officers and directors and former stockholders of the Founding Companies will control in the aggregate approximately 60.0% of all shares of Common Stock (which percentage excludes shares of Limited Vote Common Stock) and, if acting in concert, will be able to control the Company's affairs, elect all except one of the members of the Board of Directors and control the outcome of any matter submitted to a vote of stockholders. See "Principal Stockholders."

  Dependence on Key Personnel. The Company's operations are dependent on the continued efforts of its executive officers and on senior management of the Founding Companies. Furthermore, the Company will likely be dependent on the senior management of companies that it may acquire in the future. Although the Company will enter into an employment agreement with each of the Company's executive officers and other key employees, there can be no assurance that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not intend to carry key-person life insurance on any of its employees. See "Management."

  Proceeds of Offering Payable to Affiliates. A portion of the net proceeds of this Offering will be used to pay the cash portion of the Acquisition Consideration to the owners of the Founding Companies (many of whom will become officers, directors or key employees of the Company). A portion of the remaining net proceeds will be used to repay all or some of the indebtedness of the Founding Companies, although the exact amount that will be repaid has not yet been determined. Approximately $7.8 million of such indebtedness was incurred to make the S Corporation Distributions. Additionally, Main Street Merchant Partners II, L.P. ("Main Street") has agreed to advance to Quanta until consummation of the Acquisitions and the Offering, such funds as are necessary to effect the Acquisitions and the Offering and will be reimbursed from the proceeds of the Offering for these advances. See "Use of Proceeds" and "Certain Transactions." Additionally, the Company has entered into leases of real property and equipment with owners of certain of the Founding Companies, who will become directors of the Company following the Offering, or their respective affiliates. Because of these relationships between the parties, these leases have not been negotiated at arm's length. See "Certain Transactions."

  Shares Eligible for Future Sale. Simultaneously with the closing of the Offering, the stockholders of the Founding Companies will receive, in the aggregate, 7,527,000 shares of Common Stock as a portion of the Acquisition Consideration for their businesses. Additionally, the initial stockholders of the Company, certain members of management and others own 3,345,333 shares of Limited Vote Common Stock. None of these shares was or will be issued in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act. When these shares become eligible for sale, the market price of the Common Stock could be adversely affected by the sale of substantial amounts of the shares in the public market. The stockholders of the Founding Companies have certain registration rights with respect to their shares to be received that may be exercised after the expiration of the two-year lock-up period described below. If such stockholders, by exercising such registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

  Upon the closing of this Offering, the Company also expects to have outstanding options to purchase up to a total of 1,500,000 shares of Common Stock issued pursuant to the Company's 1997 Stock Option Plan (the "1997 Stock Option Plan"). The number of shares issuable pursuant to such plan is the greater of 2,380,850 shares or 15% of the outstanding Common Stock. The Company intends to register all the shares subject to these options under the Securities Act for public resale. See "Management--1997 Stock Option Plan."

  The Company has agreed that it will not offer, sell or issue any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except for the grant of employee stock options and for shares issued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the 1997 Stock Option Plan. Further, the Company's directors, executive officers and certain stockholders who beneficially own 10,872,333 shares of Common Stock and Limited Vote Common Stock in the aggregate have agreed not to directly or indirectly offer for sale, sell or otherwise dispose of any Common Stock or Limited Vote Common Stock for a period of two years after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

  The Company currently intends to file a Registration Statement on Form S-1 covering up to an additional 5,000,000 shares of Common Stock under the Securities Act for its use in connection with future acquisitions. These shares generally will be freely tradeable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their resale.

  The effect, if any, of the availability for sale, or sale, of the shares of Common Stock eligible for future sale on the market price of the Common Stock prevailing from time to time is unpredictable, and no assurance can be given that the effect will not be adverse.

  No Prior Market; Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. The securities markets have, from time to time, experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. These fluctuations often substantially affect the market price of a company's stock. The Common Stock has been approved for listing, subject to notice of issuance, on the NYSE, although no assurance can be given that an active trading market for the Common Stock will develop or, if developed, will continue after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to numerous factors, including the timing of acquisitions by the Company, variations in financial results or announcements of material events by the Company or its competitors. Regulatory changes, developments in the Company's industry or changes in general conditions in the economy or the financial markets could also adversely affect the market price of the Common Stock.

  Certain Anti-Takeover Provisions. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws and Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company or limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. The Amended and Restated Certificate of Incorporation permits the Board of Directors to determine the rights, preferences and restrictions of unissued series of the Company's authorized Preferred Stock and to fix the number and the designation of shares thereunder and to adopt amendments to the Bylaws. The Bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings. Also, the Amended and Restated Certificate of Incorporation and Bylaws restrict the right of stockholders to call a special meeting of stockholders and to act by written consent. The Company also is subject to
Section 203 of the Delaware General Corporation Law (the "DGCL"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. See "Description of Capital Stock."

  Immediate and Substantial Dilution. Purchasers of shares of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares in the amount of $6.78 per share from the initial public offering price. See "Dilution." In the event the Company issues additional Common Stock in the future, including shares that may be issued in connection with future acquisitions or other public or private financings, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock.

  Absence of Dividends. The Company has never paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the immediate future. See "Dividend Policy."

  Forward-Looking Statements. There are a number of statements in this Prospectus that address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such matters as the Company's strategy for internal growth and improved profitability, additional capital expenditures (including the amount and nature thereof), acquisitions of assets and businesses, industry trends and other such matters. These statements are based on certain assumptions and analyses made by the Company in light of its perception of historical trends, current business and economic conditions and expected future developments as well as other factors it believes are reasonable or appropriate. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations and other factors, most of which are beyond the control of the Company. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations.

                                  THE COMPANY

  Quanta was founded in August 1997 to create a leading provider of specialty electric and telecommunications infrastructure contracting services. Concurrently with and as a condition to the closing of the Offering, Quanta will acquire the four Founding Companies. For the year ended December 31, 1996, the Founding Companies, which have been in business an average of 36 years, had pro forma combined annual revenues of approximately $108.1 million. A brief description of each of the Founding Companies is set forth below.

  PAR. PAR was founded in 1954 and is headquartered in North Kansas City, Missouri. PAR maintains additional offices in Topeka, Kansas; Coal, Missouri; Des Moines, Iowa; Aurora, Colorado and El Cajon, California and in 1996 provided services to customers in Missouri, Iowa, Colorado, Kansas, Nebraska, California, Montana, Illinois, Hawaii, Utah and Wyoming. PAR had revenues of approximately $42.7 million for the year ended December 31, 1996 and currently has approximately 450 employees. PAR provides full electric infrastructure contracting services, including installation of electrical transmission lines, both underground and above ground, and distribution lines and construction of electric substations. In addition, PAR provides emergency electrical restoration services and other routine electrical system maintenance services. John R. Colson, former President of PAR and the Chief Executive Officer of the Company, will become a director of the Company following consummation of the Offering. John R. Wilson, who is President of PAR, will become a director of the Company following consummation of the Offering. Both of those individuals will enter into three-year employment agreements with the Company.

  UNION POWER. Union Power was founded in 1946 and is headquartered in Englewood, Colorado. Union Power maintains additional offices in Las Vegas and Reno, Nevada and Vacaville, California and in 1996 provided services to customers in Colorado, Nevada, California, Oregon, Washington and Utah. Union Power had revenues of approximately $42.8 million for the year ended August 31, 1997 and currently has approximately 300 employees. Union Power provides electric infrastructure contracting services, including installation of electrical transmission lines, both underground and above ground, and distribution lines and construction of electric substations. In addition, Union Power provides electrical repair and maintenance services. Timothy A. Soule and Ronald W. Soule, who are officers of Union Power, will enter into three-year employment agreements with the Company, and Mr. Timothy Soule will become a director of the Company following consummation of the Offering.

  TRANS TECH. TRANS TECH was founded in 1983, is headquartered in South Bend, Indiana and in 1996 provided services to customers in Indiana, Kentucky and Michigan. TRANS TECH had revenues of approximately $24.4 million for the year ended December 31, 1996 and currently has approximately 205 employees. TRANS TECH installs, maintains and repairs traffic signals, signage, highway control systems components, highway and airport lighting and fiber optics for states and other governmental entities. The company also performs traditional electrical contracting services for private and public entities in the commercial and industrial markets. Robert J. Urbanski and John A. Martell, who are officers and founders of TRANS TECH, will enter into three-year employment agreements with the Company, and Mr. Martell will become a director of the Company following consummation of the Offering.

  POTELCO. Potelco was founded in 1965 and is headquartered near Seattle, Washington. Potelco maintains an additional office in Spokane, Washington and in 1996 provided services to customers in Washington, Oregon and Idaho. Potelco had revenues of approximately $14.5 million for the year ended December 31, 1996 and currently has approximately 145 employees. Potelco provides electric and telecommunication infrastructure contracting services, including installation of overhead and underground lines and facilities for the power, telecommunications and cable television industries. In addition, Potelco provides electrical and telecommunication installation, maintenance and repair services to the commercial and industrial markets. Gary A. Tucci, President of Potelco, will enter into a three-year employment agreement with the Company and will become a director of the Company following consummation of the Offering.

  Quanta was incorporated in Delaware in August 1997 under the name Fabal Construction, Inc. and changed its name to Quanta Services, Inc. in November 1997. See "Certain Transactions--Organization of the Company." Its executive offices are located at 3555 Timmons Lane, Suite 610, Houston, Texas 77027, and its telephone number at that address is (713) 629-7600.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated Offering and Acquisitions expenses) are estimated to be $38.9 million ($45.2 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $9.00 per share. Since November 1997, Main Street Merchant Partners II, L.P. ("Main Street") has advanced funds to the Company to enable the Company to pay various expenses incurred in connection with its efforts to complete the Acquisitions and consummate the Offering. Main Street's advances, which totaled approximately $1.0 million as of January 22, 1998, and are estimated to total approximately $2.9 million in the aggregate, will be repaid from the net proceeds of the Offering.

  Of the net proceeds, the Company estimates that approximately $21.0 million will be used to pay the cash portion of the Acquisition Consideration, all of which will be paid to former stockholders of the Founding Companies and some of which will be paid to persons who will become directors of the Company upon consummation of the Offering. In addition, the Company may use up to $17.6 million to repay outstanding indebtedness of the Founding Companies, although the exact amount and specific debt to be repaid has not been determined at this time. The remaining net proceeds will be used for working capital and for general corporate purposes, which are expected to include future acquisitions. Pending such uses, the Company intends to invest the remaining net proceeds in short-term, investment grade, interest bearing securities. While the Company is continuously considering possible acquisition prospects as part of its growth strategy, the Company presently has no binding agreements to effect any mergers or acquisitions other than the Acquisitions.

                                DIVIDEND POLICY

  The Company currently intends to retain its future earnings, if any, to finance the growth, development and expansion of its business and, accordingly, does not currently intend to declare or pay any cash dividends on the Common Stock in the immediate future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including, among others, the Company's financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the Company expects that the terms of any credit facility that it may obtain in the future will include restrictions on payment of cash dividends by the Company without the consent of the lender.

  Prior to the Acquisitions, certain of the Founding Companies will make the S Corporation Distributions to their stockholders in the amount of approximately $7.8 million.

                                CAPITALIZATION

  The following table sets forth the current maturities of long-term obligations and the capitalization as of September 30, 1997 of the Company (i) on a pro forma basis after giving effect to the Acquisitions and related transactions and (ii) on a pro forma combined basis, as adjusted to give effect to both the Acquisitions and related transactions and the Offering and the application of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Pro Forma Combined Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                            PRO FORMA
                                                    ---------------------------
                                                        SEPTEMBER 30, 1997
                                                    ---------------------------
                                                    COMBINED(1)  AS ADJUSTED(4)
                                                    -----------  --------------
                                                          (IN THOUSANDS)
Current maturities of long-term obligations(3).....   $41,016(2)    $ 7,841
                                                      =======       =======
Long-term debt, less current maturities............   $ 5,421       $    --
                                                      -------       -------
Stockholders' equity:
  Preferred Stock: $0.00001 par value, 10,000,000
   shares authorized; none issued or outstanding...        --            --
  Common Stock: $0.00001 par value, 40,000,000
   shares authorized; 7,527,000 issued and
   outstanding, pro forma combined; and 12,527,000
   shares issued and outstanding, pro forma as
   adjusted(4).....................................        --            --
  Limited Vote Common Stock; $0.00001 par value,
   3,345,333 shares authorized, issued and
   outstanding(5)..................................        --            --
  Additional paid-in capital.......................    45,400        84,280
  Unrealized loss on securities....................       (56)          (56)
  Retained earnings................................    10,913        10,913
                                                      -------       -------
    Total stockholders' equity.....................    56,257        95,137
                                                      -------       -------
      Total capitalization.........................   $61,678       $95,137
                                                      =======       =======

--------
(1) Combines the respective accounts of Quanta and the Founding Companies as reflected in the Unaudited Pro Forma Combined Balance Sheet as of September 30, 1997 prior to the Offering.

(2) Includes $21.0 million payable to the owners of the Founding Companies, which represents the cash portion of the Acquisition Consideration to be paid from a portion of the net proceeds of the Offering. The cash portion of the Acquisition Consideration will be adjusted based on the initial public offering price of the Common Stock offered hereby.

(3) Includes $7.8 million borrowed to fund the S Corporation Distributions.

(4) Adjusted to reflect the sale of 5,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." Excludes options to purchase 1,500,000 shares of Common Stock that are expected to be granted upon consummation of the Offering. See "Management--1997 Stock Option Plan."

(5) All of such shares of Limited Vote Common Stock have been issued to the initial stockholders and certain management of the Company. See "Certain Transactions" and "Description of Capital Stock."

                                   DILUTION

  The deficit in pro forma combined net tangible book value of the Company at September 30, 1997 was approximately $(3.7) million, or $(0.34) per share of Common Stock. The deficit in pro forma combined net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (pro forma combined net tangible assets less pro forma combined total liabilities) by the number of shares of Common Stock to be outstanding after giving effect to the Acquisitions. The number of shares includes the 10,872,333 shares outstanding after the Acquisitions but prior to the Offering. After giving effect to the sale by the Company of 5,000,000 shares of Common Stock in the Offering and assuming an initial public offering price of $9.00 per share, after deduction of the underwriting discounts and commissions and estimated Offering and Acquisitions expenses, the pro forma combined net tangible book value of the Company at September 30, 1997 would have been $35.2 million or $2.22 per share. This represents an immediate increase in pro forma net tangible book value of $2.56 per share to existing stockholders and an immediate dilution to new investors purchasing Common Stock in the Offering of $6.78 per share. The following table illustrates the per share dilution to new investors purchasing Common Stock in the Offering:

Assumed initial public offering price per share..................         $9.00
  Pro forma combined deficit in net tangible book value per share prior to the Offering......................................... $(0.34)
  Increase in pro forma net tangible book value per share
   attributable to new investors.................................   2.56
                                                                  ------
  Pro forma net tangible book value per share after the Offering.          2.22
                                                                          -----
Dilution in net tangible book value per share to new investors...         $6.78
                                                                          =====

  The following table sets forth, on a pro forma combined basis to give effect to the Acquisitions at September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by (i) existing stockholders, (ii) stockholders of the Founding Companies and (iii) the new investors purchasing shares from the Company in the Offering (before deducting underwriting discounts and commissions and estimated Offering and Acquisition expenses):

                                   SHARES PURCHASED                    AVERAGE
                                  ------------------      TOTAL         PRICE
                                    NUMBER   PERCENT CONSIDERATION(2) PER SHARE
                                  ---------- ------- ---------------  ---------
Existing stockholders and
 stockholders of Founding
 Companies(1).................... 10,872,333   68.5%   $(3,658,000)    $(0.34)
New investors....................  5,000,000   31.5     45,000,000       9.00
                                  ----------  -----    -----------
  Total.......................... 15,872,333  100.0%   $41,342,000
                                  ==========  =====    ===========

--------
(1) See "Certain Transactions" for a discussion of the issuance of Common Stock to the initial stockholders and certain management of Quanta.

(2) Total consideration paid by Founding Company stockholders represents the combined stockholders' equity of the Founding Companies before the Offering, adjusted to reflect: (i) the payment of the estimated $21.0 million in cash to the stockholders of the Founding Companies as part of the Acquisition Consideration and (ii) the S Corporation Distributions.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Quanta will acquire the Founding Companies simultaneously with and as a condition to the consummation of the Offering. For financial statement presentation purposes, however, PAR has been identified as the "accounting acquiror," as its stockholders will represent the largest voting interest within the Company. The following selected historical financial data for PAR as of December 31, 1996 and September 30, 1997 and for each of the three years in the period ended December 31, 1996, and the nine months ended September 30, 1997, have been derived from the audited financial statements of PAR included elsewhere in this Prospectus. The following selected historical financial data for PAR as of December 31, 1992, 1993, 1994, and 1995 and for each of the two years in the period ended December 31, 1993 and as of and for the nine months ended September 30, 1996 have been derived from the unaudited financial statements of PAR, which have been prepared on the same basis as the audited financial statements and, in the opinion of PAR's management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for the nine months ended September 30, 1997 should not be regarded as indicative of the results that may be expected for the full year.

  The selected unaudited pro forma combined financial data below present certain data for the Company, adjusted for (i) the Acquisitions, (ii) the effects of certain other pro forma adjustments to the historical financial statements and (iii) the consummation of the Offering and the application of the net proceeds therefrom. The unaudited pro forma combined income statement data assume that the Acquisitions, the Offering and related transactions were closed on January 1, 1996, and are not necessarily indicative of the results the Company would have obtained had these events actually then occurred or of the Company's future results. During the periods presented below, the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to or indicative of post-combination results to be achieved by the Company. The unaudited pro forma combined income statement data should be read in conjunction with the other financial information included elsewhere in this Prospectus. See Unaudited Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                        NINE MONTHS
                                                                           ENDED
                                 YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                         -------------------------------------------  ----------------
                          1992     1993     1994     1995     1996     1996     1997
                         -------  -------  -------  -------  -------  -------  -------
HISTORICAL STATEMENT OF
 OPERATIONS DATA:
 PAR
  Revenues.............. $23,803  $26,553  $43,909  $38,915  $42,684  $29,806  $36,439
  Cost of services
   (including
   depreciation)........  19,571   22,834   36,525   33,193   35,789   25,583   27,944
                         -------  -------  -------  -------  -------  -------  -------
  Gross profit..........   4,232    3,719    7,384    5,722    6,895    4,223    8,495
  Selling, general and
   administrative ex-
   penses...............   3,325    2,895    4,836    4,342    5,012    3,560    5,013
                         -------  -------  -------  -------  -------  -------  -------
  Income from
   operations...........     907      824    2,548    1,380    1,883      663    3,482
  Other income
   (expense), net.......    (216)    (251)    (412)    (512)    (646)    (458)    (567)
                         -------  -------  -------  -------  -------  -------  -------
  Income before
   provision for income
   taxes................     691      573    2,136      868    1,237      205    2,915
  Provision for income
   taxes................     181      152      867      353      487       82    1,172
                         -------  -------  -------  -------  -------  -------  -------
  Net income............ $   510  $   421  $ 1,269  $   515  $   750  $   123  $ 1,743
                         =======  =======  =======  =======  =======  =======  =======

                                                                   NINE MONTHS
                                                      YEAR ENDED      ENDED
                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
 PRO FORMA COMBINED:
  Revenues..........................................   $108,143     $108,666
  Cost of services (including depreciation).........     91,769       87,296
                                                       --------     --------
  Gross profit......................................     16,374       21,370
  Selling, general and administrative expenses(1)...      8,394        7,293
  Goodwill amortization(2)..........................      1,498        1,123
                                                       --------     --------
  Income from operations............................      6,482       12,954
  Other income (expense), net(3)....................       (400)        (178)
                                                       --------     --------
  Income before income tax expense..................      6,082       12,776
  Provision for income taxes(4).....................      2,994        5,424
                                                       --------     --------
  Net income........................................   $  3,088     $  7,352
                                                       ========     ========
  Net income per share..............................   $   0.20     $   0.46
                                                       ========     ========
  Shares used in computing pro forma income per
   share(5).........................................     15,835       15,835

                                              HISTORICAL                              PRO FORMA
                         ----------------------------------------------------- --------------------------
                                      DECEMBER 31,                               SEPTEMBER 30, 1997
                         ---------------------------------------               --------------------------
                                                                 SEPTEMBER 30,                    AS
                          1992    1993    1994    1995    1996       1997      COMBINED(6)    ADJUSTED(7)
                         ------- ------- ------- ------- ------- ------------- -----------    -----------
BALANCE SHEET DATA:(8)
  Working capital
   (deficit)............ $ 1,157 $ 1,162 $ 1,959 $ 1,344 $   653    $  (549)    $(19,473)(9)    $13,986
  Total assets..........  11,610  11,786  18,365  18,595  20,699     27,438      125,842        126,126
  Long-term debt, net of
   current maturities...   2,194   1,225   3,532   2,932   2,000      1,867        5,421             --
  Total stockholders'
   equity...............   4,753   5,174   6,443   6,958   7,708      9,451       56,257         95,137

--------
(1) The unaudited pro forma combined statement of operations data reflect an aggregate of approximately $0.9 million and $1.8 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, in pro forma reductions in salary, bonus and benefits of the owners of the Founding Companies to which they have agreed prospectively. Additionally, excludes the $11.5 million non-recurring, non-cash charge recognized by Quanta related to the issuance of stock to an initial stockholder and management, as a result of the issuance of such shares for nominal consideration. See Note 2 of Notes to Financial Statements of Quanta.

(2) Reflects amortization of the goodwill to be recorded as a result of the Acquisitions over a 40-year period and computed on the basis described in the notes to the Unaudited Pro Forma Combined Financial Statements.

(3) Reflects the reduction for interest expense of $1.4 million and $1.0 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively, attributable to the repayment of $17.6 million of historical debt of the Founding Companies with proceeds from the Offering, net of additional interest expense discussed in Note 8 below. Additionally, reflects reductions in expenses associated with certain non-operating assets that will be transferred to the Founding Companies prior to the Acquisitions.

(4) Assumes all pretax income before non-deductible goodwill and other permanent items is subject to an estimated 39.0% combined tax rate.

(5) Includes (i) 7,527,000 shares of Common Stock to be issued to the owners of the Founding Companies, (ii) 3,345,333 shares of Limited Vote Common Stock issued to the initial stockholders and certain management personnel of the Company and (iii) 4,962,259 shares of the 5,000,000 shares of Common Stock to be sold in the Offering to pay the cash portion of the Acquisition Consideration, to repay expenses incurred in connection with the organization of Quanta and the Offering and to retire debt.

(6) Reflects the Acquisitions and related transactions as if they had occurred on September 30, 1997 as described in the notes to the Unaudited Pro Forma Combined Financial Statements. The unaudited pro forma combined balance sheet data should be read in conjunction with the other financial information and historical financial statements and notes thereto included elsewhere in this Prospectus.

(7) Reflects the closing of the Offering and the Company's application of the net proceeds therefrom to fund the cash portion of the Acquisition Consideration and to repay certain indebtedness of the Founding Companies. See "Use of Proceeds" and "Certain Transactions."

(8) Two of the Founding Companies have historically elected S corporation status for tax purposes. Prior to the Acquisitions, these Founding Companies will make the S Corporation Distributions to their stockholders totaling approximately $7.8 million. In order to fund the S Corporation Distributions, the Company will borrow approximately $7.8 million. Accordingly, pro forma interest expense has been increased by $0.7 million for the year ended December 31, 1996 and $0.5 million for the nine months ended September 30, 1997 and pro forma stockholders' equity has been reduced by approximately $7.8 million.

(9) Includes the estimated $21.0 million payable to owners of the Founding Companies, representing the actual cash portion of the Acquisition Consideration to be paid from a portion of the net proceeds of the Offering. The cash portion of the Acquisition Consideration will be determined based on the initial public offering price of the Common Stock offered hereby.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Such statements are only predictions and the actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus. The historical results set forth in this discussion and analysis are not indicative of trends with respect to any actual or projected future financial performance of the Company. This discussion and analysis should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, the Founding Companies' Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

INTRODUCTION

  The Company's revenues are derived from providing specialty electrical contracting and maintenance services related to electric and telecommunications infrastructure, providing electrical contracting services to the commercial and industrial markets and installing transportation control and lighting systems. The Company's services include the installation, repair and maintenance of electric power transmission and distribution lines and telecommunication and cable television lines, the construction of electric substations, the erection of cellular telephone, PCS(R) and microwave towers, the installation of highway lighting and traffic control systems, design and engineering services, as well as the provision of specialty contracting services for electric, video, security, fire, voice and data systems. The Company's customers include electric utilities, telecommunication and cable television system operators, governmental entities, general contractors and owners and managers of commercial and industrial properties. The Company had pro forma combined revenues for the nine months ended September 30, 1997 of $108.7 million, of which 71% was attributable to electric utility infrastructure services, 7% was attributable to telecommunications infrastructure services, 11% was attributable to commercial and industrial services and 11% was attributable to transportation control and lighting systems services.

  The Company enters into contracts principally on the basis of competitive bids, the final terms and prices of which are frequently negotiated with the customer. Although the terms of the contracts undertaken by the Company vary considerably, the contracts are usually on either a lump sum or unit price basis in which the Company agrees to do the work for a fixed amount for the entire project (lump sum) or for units of work performed (unit price). Most installation projects are completed within one year, while maintenance and repair work is frequently provided under open-ended, unit price master service agreements which are renewable annually. Revenues from lump sum contracts are generally recorded on a percentage-of-completion basis, using the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. The Company recognizes revenue when services are performed except when work is being performed under a fixed price or cost-plus-fee contract. Such contracts generally provide that the customer accept completion of progress to date and compensate the Company for services which have been rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Certain of the Company's customers require the Company to post performance and payment bonds upon execution of the contract, depending upon the nature of the work to be performed. The Company's fixed price contracts often include payment provisions pursuant to which the customer withholds a 5% to 10% retainage from each progress payment and forwards the retainage to the Company upon completion and approval of the work.

  Costs of services consist primarily of salaries and benefits to employees, depreciation, fuel and other vehicle expenses, equipment rentals, subcontracted services, materials, parts and supplies. The Company's gross margin, which is gross profit expressed as a percentage of revenues, is typically higher on projects where labor, rather than materials, constitutes a greater portion of the cost of services. Labor costs can be calculated with relatively less accuracy than materials costs. Therefore, to compensate for the potential variability of labor costs, the Company seeks to maintain higher margins on its labor-intensive projects. Selling, general and administrative expenses consist primarily of compensation and related benefits to owners, administrative salaries and benefits, marketing, office rent and utilities, communications and professional fees.

  The Founding Companies have operated throughout the periods presented as independent, privately-owned entities, and their results of operations reflect varying tax structures (S corporations or C corporations) which have influenced the historical level of owners' compensation. Gross profits and selling, general and administrative expenses as a percentage of revenues may not be comparable among the individual Founding Companies. In connection with the Acquisitions, certain owners of the Founding Companies have agreed to reductions in their compensation and related benefits totaling $0.9 million versus 1996 levels. Such reductions have been reflected as a pro forma adjustment in the Unaudited Pro Forma Combined Statement of Operations and in the terms of the employment agreements to be entered into between these persons and the Company.

  The Company believes that it will realize savings from (i) consolidation of insurance and bonding programs, (ii) reduction in other general and administrative expenses such as training, marketing, communications and professional fees, (iii) the Company's ability to borrow at lower interest rates than most, if not all, of the Founding Companies, (iv) consolidation of operations in certain locations and (v) greater volume discounts from suppliers of materials, parts and supplies. It is anticipated that costs related to the Company's new corporate management, being a public company and integrating the Acquisitions will offset these savings. The Company believes that neither these savings nor the costs associated therewith can be quantified because the Acquisitions have not yet occurred, and there have been no combined operating results upon which to base any assumptions. As a result, these savings and associated costs have not been included in the pro forma financial information included herein.

  In November 1997, the Company sold 1.7 million shares of Limited Vote Common Stock to management and an initial stockholder. As a result, the Company will record a non-recurring, non-cash compensation charge of $11.5 million, representing the difference between the amount paid for the shares and the estimated fair value of the shares on the date of sale (the "Compensation Charge"). The Compensation Charge has been estimated based on a fair value that is discounted from the estimated initial public offering price. This non-recurring Compensation Charge is not included in the Unaudited Pro Forma Combined Financial Statements.

  The Acquisitions will be accounted for using the purchase method of accounting. PAR has been designated as the "accounting acquiror" in the Acquisitions. Accordingly, the excess of the fair value of the consideration paid for the Acquisitions of $37.3 million over the fair value of the net assets acquired by PAR from the other Founding Companies will be recorded as "goodwill." In addition, goodwill of $22.6 million will be recorded attributable to the 3,345,333 shares of Limited Vote Common Stock issued to initial stockholders and management. Together, this goodwill, totaling $59.9 million, will be amortized over its estimated useful life of 40 years as a non-cash charge to operating income. The pro forma effect of this amortization expense, which is not deductible for tax purposes, is expected to be approximately $1.5 million per year. For purposes of the transactions discussed above, the Company utilized a $7.20 per share value for the Common Stock and a $6.75 per share value for the Limited Vote Common Stock in calculating goodwill. These valuations reflect a 20% and 25% discount, respectively, from the expected initial public offering price, based on the two-year lock-up agreement entered into by the stockholders of each Founding Company and by the holders of the Limited Vote Common Stock with BT Alex. Brown Incorporated. The Company does not believe that the effect of using these discounts, as compared to using a nominal discount in the range of, for example, 10% for the Common Stock and 15% for the Limited Vote Common Stock, is material to its pro forma financial statements nor does it expect the effects to be material to its future financial statements. The amount of goodwill to be recorded and the related amortization expense will depend in part on the actual Offering price. See "Certain Transactions--Organization of the Company."

REGULATORY MATTERS

  The Company's operations are subject to the authority of various state and municipal regulatory bodies concerned with the licensing of contractors. The Company has experienced no material difficulty in complying with the requirements imposed on it by such regulatory bodies. See "Business-- Regulation."

SEASONALITY; FLUCTUATIONS OF QUARTERLY RESULTS

  The Company's results of operations can be subject to seasonal variations. Generally, during the winter months, demand for new projects and maintenance services may be lower due to reduced construction activity during such weather, while demand for electrical service and repairs may be higher due to damage caused by inclement weather. Additionally, the industry can be highly cyclical. As a result, the Company's volume of business may be adversely affected by declines in new projects in various geographic regions in the U.S. Quarterly results may also be materially affected by the timing of acquisitions, variations in the margins of projects performed during any particular quarter, the timing and magnitude of acquisition assimilation costs and regional economic conditions. Accordingly, the Company's operating results in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

COMBINED LIQUIDITY AND CAPITAL RESOURCES

  Upon consummation of the Acquisitions and after applying the estimated net proceeds of the Offering as discussed under "Use of Proceeds," the Company will have $2.5 million of pro forma cash and cash equivalents, $14.0 million of pro forma working capital and no outstanding indebtedness other than debt relating to the S Corporation Distributions. It is anticipated that the Founding Companies' historical indebtedness of $17.6 million will be repaid from the proceeds of the Offering. See discussion of individual Founding Companies' liquidity and capital resources included elsewhere herein.

  In connection with and prior to the Acquisitions, certain Founding Companies will make the S Corporation Distributions to their owners of substantially all of their previously-taxed undistributed earnings. The pro forma combined financial statements as of September 30, 1997 included elsewhere in this Prospectus reflect pro forma adjustments for the estimated amount of these S Corporation Distributions had they occurred in their entirety as of September 30, 1997. These pro forma adjustments reflect $7.8 million of S Corporation Distributions.

  The Company has entered into a preliminary agreement with a commercial bank under which it expects to enter into a credit facility effective concurrent with the closing of the Offering. The terms and conditions of the agreement provide for an unsecured five year $50,000,000 revolving credit facility to provide funds to be used for working capital, to finance acquisitions and for other general corporate purposes. Amounts borrowed under the proposed credit facility will bear interest at a rate equal to either (a) the London Interbank Offered Rate ("LIBOR") plus 0.75% to 1.75%, as determined by the ratio of the Company's total funded debt to EBITDA (as defined in the credit facility) or
(b) the bank's prime rate plus up to 0.25%, as determined by the ratio of the Company's total funded debt to EBITDA. Commitment fees of 0.175% to 0.30% (based on certain financial ratios) are due on any unused borrowing capacity under the credit facility. The Company's existing and future subsidiaries will guarantee the repayment of all amounts due under the facility and the facility restricts pledges on all material assets. The Company expects that the credit facility will require usual and customary covenants for a credit facility of this nature including the consent of the lenders for acquisitions exceeding a certain level of cash consideration.

  As part of its growth strategy, the Company intends to pursue an acquisition program. The timing, size or success of any acquisition effort and the associated potential capital commitments cannot be predicted. The Company expects to fund future acquisitions primarily with a portion of the net proceeds of the Offering, working capital, issuances of additional equity, borrowings, including any unborrowed portion of the proposed credit facility, as well as cash flow from operations. The Company anticipates that its cash flow from operations and proceeds from the Offering will provide sufficient cash to enable the Company to meet its working capital needs, debt service requirements and planned capital expenditures for property and equipment through 1998. On a combined basis, the Founding Companies made capital expenditures of $5.5 million in fiscal 1996.

  Due to relatively low levels of inflation experienced during the years ended December 31, 1995 and 1996 and the first nine months of 1997, inflation did not have a significant effect on the results of the combined Founding Companies in those periods.

INDIVIDUAL FOUNDING COMPANIES

  The selected historical financial information presented in the tables below is derived from the respective audited financial statements of the Founding Companies included elsewhere herein. The following discussion should be read in conjunction with the Financial Statements of the Founding Companies and the notes thereto appearing elsewhere in this Prospectus.

  For financial statement presentation purposes, as required by the rules and regulations of the Securities Act, PAR has been identified as the accounting acquiror, as its shareholders will represent the largest shareholding interest in Quanta.

PAR RESULTS OF OPERATIONS

  PAR was founded in 1954 and is headquartered in North Kansas City, Missouri. It operates primarily throughout the Midwestern and Western U.S. and maintains divisional offices in Topeka, Kansas; Coal, Missouri; Des Moines, Iowa; Aurora, Colorado and El Cajon, California. PAR focuses on providing full electric infrastructure contracting services, including installation of electric transmission lines, both underground and above ground, and distribution lines and construction of electric substations. In 1996, PAR provided services in Missouri, Iowa, Colorado, Kansas, Nebraska, California, Montana, Illinois, Hawaii, Utah and Wyoming.

  The following table sets forth selected statement of operations data and such data as a percentage of revenues for the periods indicated:

                                                                           NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31                     SEPTEMBER 30,
                         -------------------------------------------  ----------------------------
                             1994           1995           1996           1996           1997
                         -------------  -------------  -------------  -------------  -------------
                                                (DOLLARS IN THOUSANDS)
Revenues................ $43,909 100.0% $38,915 100.0% $42,684 100.0% $29,806 100.0% $36,439 100.0%
Cost of services........  36,525  83.2   33,193  85.3   35,789  83.8   25,583  85.8   27,944  76.7
                         ------- -----  ------- -----  ------- -----  ------- -----  ------- -----
  Gross profit..........   7,384  16.8    5,722  14.7    6,895  16.2    4,223  14.2    8,495  23.3
Selling, general and
 administrative
 expenses...............   4,836  11.0    4,342  11.2    5,012  11.7    3,560  11.9    5,013  13.8
                         ------- -----  ------- -----  ------- -----  ------- -----  ------- -----
Income from operations.. $ 2,548   5.8% $ 1,380   3.5% $ 1,883   4.5% $   663   2.3% $ 3,482   9.5%
                         ======= =====  ======= =====  ======= =====  ======= =====  ======= =====

PAR results for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996

  Revenues. Revenues increased $6.6 million, or 22.1%, from $29.8 million for the nine months ended September 30, 1996 to $36.4 million for the nine months ended September 30, 1997, primarily as a result of an increased demand for the Company's services in Missouri and California.

  Gross profit. Gross profit increased $4.3 million, or 102.4%, from $4.2 million for the nine months ended September 30, 1996 to $8.5 million for the nine months ended September 30, 1997. As a percentage of revenues, gross profit increased from 14.2% to 23.3%. The increase in gross profit and gross margin is primarily due to increased labor productivity, renegotiated unit pricing on certain long-term contracts, lower insurance expense and lower equipment rental expense as PAR replaced rental equipment on certain projects with company-owned equipment.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.4 million, or 38.9%, from $3.6 million for the nine months ended September 30, 1996 to $5.0 million for the nine months ended September 30, 1997, primarily due to increased administrative support required by the higher level of revenues and increases in owner compensation. As a percentage of revenues, selling, general and administrative expenses remained relatively constant.

PAR results for the year ended December 31, 1996 compared to the year ended December 31, 1995

  Revenues. Revenues increased $3.8 million, or 9.8%, from $38.9 million for the year ended December 31, 1995 to $42.7 million for the year ended December 31, 1996, primarily as a result of increased demand for the company's services in Colorado and, to a lesser extent, in California, but were partially offset by decreased activity in Missouri.

  Gross profit. Gross profit increased $1.2 million, or 21.1%, from $5.7 million for the year ended December 31, 1995 to $6.9 million for the year ended December 31, 1996. As a percentage of revenues, gross profit increased from 14.7% to 16.2%. This increase in gross profit was a result of improved labor productivity and asset utilization but was partially offset by increases in insurance costs and higher costs than anticipated on certain contracts.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.7 million, or 16.3%, from $4.3 million for the year ended December 31, 1995 to $5.0 million for the year ended December 31, 1996, primarily due to increases in administrative salaries required to support the higher level of revenues generated from an increased volume of projects and increases in owner compensation. As a percentage of revenues, selling, general, and administrative expenses increased from 11.2% to 11.7%.

PAR results for the year ended December 31, 1995 compared to the year ended December 31, 1994

  Revenues. Revenues decreased $5.0 million, or 11.4%, from $43.9 million for the year ended December 31, 1994 to $38.9 million for the year ended December 31, 1995, primarily due to severe winter weather in the Midwest during 1994, which caused extraordinary damage to power transmission and distribution lines, creating the need for increased repair work in 1994 when compared to 1995. Also, merger activity between utilities in Iowa in 1995 resulted in a lower volume of activity by certain customers. The declines were partially offset by increased demand for services in Missouri, Kansas and Colorado.

  Gross profit. Gross profit decreased $1.7 million, or 23.0%, from $7.4 million for the year ended December 31, 1994 to $5.7 million for the year ended December 31, 1995. As a percentage of revenues, gross profit decreased to 14.7% from 16.8%. This decrease in gross profit margin was primarily due to the decreased level of revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.5 million, or 10.4%, from $4.8 million for the year ended December 31, 1994 to $4.3 million for the year ended December 31, 1995, primarily due to a decrease in owner compensation. As a percentage of revenues, selling, general and administrative expenses remained relatively constant.

PAR liquidity and capital resources

  PAR generated $3.0 million of net cash from operating activities for the nine months ended September 30, 1997. Net cash used in investing activities was approximately $4.6 million, primarily for the purchase of operating equipment and vehicles. Net cash provided by financing activities of $1.1 million resulted from net borrowings of long-term debt and borrowings under PAR's line of credit for purchases of operating equipment and vehicles.

  At September 30, 1997, PAR had a working capital deficit of $0.5 million and total long-term debt of $1.9 million outstanding. PAR generated $2.7 million in net cash from operating activities for the twelve months ended December 31, 1996. Net cash used in investing activities was approximately $2.6 million, principally for the purchase of operating equipment. Net cash used in financing activities of $0.4 million resulted from repayments of long-term debt.

  At December 31, 1996, PAR had working capital of $0.7 million and $2.0 million of total long-term debt outstanding.

UNION POWER RESULTS OF OPERATIONS

  Union Power was founded in 1946, and is headquartered in Englewood, Colorado. It operates primarily west of the Mississippi River and in 1996 provided services to customers in California, Colorado, Nevada, Oregon, Utah and Washington. Union Power is primarily involved in providing electric infrastructure contracting services, including installation of electrical transmission lines, both underground and above ground, and distribution lines and construction of electric substations. In addition, Union Power provides electrical repair and maintenance services.

  The following table sets forth selected statement of operations data and such data as a percentage of revenues for the periods indicated:

                                                                          THREE MONTHS ENDED
                                  YEARS ENDED AUGUST 31,                     NOVEMBER 30,
                         -------------------------------------------  ---------------------------
                             1995           1996           1997           1996          1997
                         -------------  -------------  -------------  ------------  -------------
                                  (DOLLARS IN THOUSANDS)                     (UNAUDITED)
Revenues................ $12,614 100.0% $25,636 100.0% $42,792 100.0% $7,211 100.0% $15,357 100.0%
Cost of services........  10,240  81.2   22,319  87.1   37,766  88.3   6,037  83.7   13,474  87.7
                         ------- -----  ------- -----  ------- -----  ------ -----  ------- -----
  Gross profit..........   2,374  18.8    3,317  12.9    5,026  11.7   1,174  16.3    1,883  12.3
Selling, general and
 administrative
 expenses...............   1,896  15.0    1,563   6.1    1,966   4.6     491   6.8      677   4.4
                         ------- -----  ------- -----  ------- -----  ------ -----  ------- -----
Income from operations.. $   478   3.8% $ 1,754   6.8% $ 3,060   7.1% $  683   9.5% $ 1,206   7.9%
                         ======= =====  ======= =====  ======= =====  ====== =====  ======= =====

Union Power results for the three months ended November 30, 1997 compared to the three months ended November 30, 1996

  Revenues. Revenues increased $8.2 million, or 113.0%, from $7.2 million for the three months ended November 30, 1996 to $15.4 million for the three months ended November 30, 1997, primarily due to increased demand for Union Power's services in Nevada, a higher volume of work in California and increased outsourcing of required services by utility customers, which resulted in a higher component of subcontracted work.

  Gross profit. Gross profit increased $0.7 million, or 60.4%, from $1.2 million for the three months ended November 30, 1996 to $1.9 million for the three months ended November 30, 1997, primarily as a result of the increase in sales. As a percentage of revenues, gross profit decreased to 12.3% from 16.3% primarily as a result of a higher proportion of subcontract work and low margin material costs.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 37.9%, from $0.5 million for the three months ended November 30, 1996 to $0.7 million for the three months ended November 30, 1997, due primarily to growth in the Company's office staff needed to support the increased sales. As a percentage of revenues, selling, general and administrative expenses decreased from 6.8% to 4.4% primarily due to economies of scale.

Union Power results for the year ended August 31, 1997 compared to the year ended August 31, 1996

  Revenues. Revenues increased $17.2 million, or 67.2%, from $25.6 million for the year ended August 31, 1996 to $42.8 million for the year ended August 31, 1997, primarily due to increased demand for the Company's services in Nevada, a higher volume of work in California and increased outsourcing of required services by utility customers, which resulted in a higher component of subcontracted work.

  Gross profit. Gross profit increased $1.7 million, or 51.5%, from $3.3 million for the year ended August 31, 1996 to $5.0 million for the year ended August 31, 1997. As a percentage of revenues, gross profit decreased to 11.7% from 12.9% primarily as a result of a higher percentage of work being subcontracted at lower margins and higher costs than anticipated on certain projects.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.4 million, or 25.0%, from $1.6 million for the year ended August 31, 1996 to $2.0 million for the year ended August 31, 1997 due to the continued expansion into the California and Nevada markets. As a percentage of revenues, selling, general and administrative expenses decreased from 6.1% to 4.6% primarily due to economies of scale.

Union Power results for the year ended August 31, 1996 compared to the year ended August 31, 1995

  Revenues. Revenues increased $13.0 million, or 103.2%, from $12.6 million for the year ended August 31, 1995 to $25.6 million for the year ended August 31, 1996, primarily as a result of an increase in the overall demand for the company's services in Nevada and California.

  Gross profit. Gross profit increased $0.9 million, or 37.5%, from $2.4 million for the year ended August 31, 1995 to $3.3 million for the year ended August 31, 1996. As a percentage of revenues, gross profit decreased to 12.9% from 18.8% primarily as a result of higher costs than anticipated on a specific contract in 1996.

  Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.3 million, or 15.8%, from $1.9 million for the year ended August 31, 1995 to $1.6 million for the year ended December 31, 1996 due to lower owner compensation and employee bonuses in 1996. As a percentage of revenues, selling, general and administrative expenses decreased from 15.0% to 6.1%.

Union Power liquidity and capital resources

  Union Power generated $157,000 of net cash from operating activities for the three months ended November 30, 1997. Net cash used in investing activities was approximately $1.3 million, primarily for the purchase of operating equipment. Net cash provided by financing activities of $1.7 million resulted from advances under the Company's line of credit and additional borrowings.

  At November 30, 1997, Union Power had $2.9 million of working capital and $1.5 million of total long-term debt outstanding.

  Union Power generated $1.0 million of net cash from operating activities for the year ended August 31, 1997. Net cash used in investing activities was approximately $1.5 million, primarily for the purchase of operating equipment. Net cash provided by financing activities of $0.2 million resulted from advances on the company's line of credit.

  At August 31, 1997, Union Power had working capital of $2.8 million and $1.0 million of total long-term debt outstanding.

TRANS TECH RESULTS OF OPERATIONS

  TRANS TECH was founded in 1983, is headquartered in South Bend, Indiana and in 1996 provided services to customers in Indiana, Kentucky and Michigan. TRANS TECH installs, maintains and repairs traffic signals, signage, highway control systems components, highway and airport lighting and fiber optics for states and other governmental entities, and also performs traditional electrical contracting services for private and public entities in the commercial and industrial markets.

  The following table sets forth selected statements of operations data and such data as a percentage of revenues for the periods indicated:

                                                       NINE MONTHS ENDED SEPTEMBER
                          YEARS ENDED DECEMBER 31,                 30,
                         ----------------------------  ----------------------------
                             1995           1996           1996           1997
                         -------------  -------------  -------------  -------------
                                         (DOLLARS IN THOUSANDS)
Revenues................ $21,397 100.0% $24,414 100.0% $16,575 100.0% $24,278 100.0%
Cost of services........  18,934  88.5   20,426  83.7   13,683  82.6   19,687  81.1
                         ------- -----  ------- -----  ------- -----  ------- -----
  Gross profit..........   2.463  11.5    3,988  16.3    2,892  17.4    4,591  18.9
Selling, general and
 administrative
 expenses...............   1,639   7.7    1,848   7.6    1,300   7.8    1,362   5.6
                         ------- -----  ------- -----  ------- -----  ------- -----
Income from operations.. $   824   3.8% $ 2,140   8.7% $ 1,592   9.6% $ 3,229  13.3%
                         ======= =====  ======= =====  ======= =====  ======= =====


TRANS TECH results for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996.

  Revenues. Revenues increased $7.7 million, or 46.4%, from $16.6 million for the nine months ended September 30, 1996 to $24.3 million for the nine months ended September 30, 1997, primarily as a result of an increase in demand for services provided by commercial and industrial customers and, to a lesser extent, by transportation control and lighting systems customers.

  Gross profit. Gross profit increased $1.7 million, or 58.6%, from $2.9 million for the nine months ended September 30, 1996 to $4.6 million for the nine months ended September 30, 1997. As a percentage of total revenue, gross margin increased from 17.4% for the nine months ended September 30, 1996 to 18.9% for the nine months ended September 30, 1997 primarily as a result of improved labor productivity and asset utilization.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 7.7%, from $1.3 million for the nine months ended September 30, 1996 to $1.4 million for the nine months ended September 30, 1997, primarily due to increased administrative salaries required by the higher level of revenues and increases in owner compensation. As a percentage of revenues, selling, general and administrative expenses decreased from 7.8% to 5.6% due to economies of scale.

TRANS TECH results for the year ended December 31, 1996 compared to the year ended December 31, 1995

  Revenues. Revenues increased $3.0 million, or 14.0%, from $21.4 million for the year ended December 31, 1995 to $24.4 million for the year ended December 31, 1996, primarily as a result of increased volume of work for commercial and industrial customers offset partially by a decrease in activity in the transportation control and lighting systems market.

  Gross profit. Gross profit increased $1.5 million, or 61.9%, for the year ended December 31, 1995 to $4.0 million for the year ended December 31, 1996. As a percentage of total revenue, gross margin increased from 11.5% for the year ended December 31, 1995 to 16.3% for the year ended December 31, 1996 as a result of increased labor productivity and a decrease in materials cost as a percentage of revenues.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.2 million, or 12.5%, from $1.6 million for the year ended December 31, 1995 to $1.8 million for the year ended December 31, 1996, primarily due to the addition of administrative positions and increased marketing expenses. As a percentage of revenues, selling, general and administrative expenses remained relatively constant.

TRANS TECH liquidity and capital resources

  TRANS TECH generated $1.3 million of net cash from operating activities for the nine months ended September 30, 1997. Net cash used in investing activities was approximately $0.8 million, primarily for the purchase of operating equipment. Net cash used in financing activities of $28,000 resulted primarily from distributions to shareholders of $1.5 million, net of borrowings on the line of credit of $1.4 million.

  At September 30, 1997, TRANS TECH had working capital of $4.0 million and $0.5 million of total long-term debt outstanding.

  TRANS TECH generated $2.9 million in net cash from operating activities for the year ended December 31, 1996. Net cash used in investing activities was approximately $0.9 million, principally for purchases of operating equipment. Net cash used in financing activities of $2.1 million resulted from repayments of debt and distributions to shareholders.

  At December 31, 1996, TRANS TECH had working capital of $2.8 million and $0.6 million of total long-term debt outstanding.

POTELCO RESULTS OF OPERATIONS

  Potelco was founded in 1965, is headquartered near Seattle, Washington and operates primarily in Washington, Oregon and Idaho. Potelco provides electric and telecommunications infrastructure contracting services, including installation of overhead and underground lines and facilities for the power, telecommunications and cable television industries. In addition, Potelco provides electrical and telecommunications installation, maintenance and repair services to the commercial and industrial markets.

  The following table sets forth selected statement of operations data and such data as a percentage of revenues for the periods indicated:

                                                       NINE MONTHS ENDED
                                    YEAR ENDED           SEPTEMBER 30
                                   DECEMBER 31,   ----------------------------
                                       1996           1996           1997
                                   -------------  -------------  -------------
                                            (DOLLARS IN THOUSANDS)
Revenues.......................... $14,549 100.0% $10,173 100.0% $13,248 100.0%
Cost of services..................  12,946  89.0    9,343  91.8   10,416  78.6
                                   ------- -----  ------- -----  ------- -----
  Gross profit....................   1,603  11.0      830   8.2    2,832  21.4
Selling, general and
 administrative expenses..........     971   6.7      691   6.8      777   5.9
                                   ------- -----  ------- -----  ------- -----
Income from operations............ $   632   4.3% $   139   1.4% $ 2,055  15.5%
                                   ======= =====  ======= =====  ======= =====

Potelco results for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996

  Revenues. Revenues increased $3.0 million, or 29.4%, from $10.2 million for the nine months ended September 30, 1996 to $13.2 million for the nine months ended September 30, 1997, primarily as a result of an increase in the demand for services by telecommunications infrastructure and commerical and industrial customers to either upgrade their telecommunication systems from cable to fiber optic or to install new systems.

  Gross profit. Gross profit increased $2.0 million, or 250.0%, from $0.8 million for the nine months ended September 30, 1996 to $2.8 million for the nine months ended September 30, 1997. As a percentage of revenues, Potelco's gross margins improved from 8.2% to 21.4% due to the projects performed during 1997 having a relatively higher labor component and therefore resulting in higher gross margins, as compared to the projects performed during 1996 which had a relatively higher proportion of low margin materials costs.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.1 million, or 14.3%, from $0.7 million for the nine months ended September 30, 1996 to $0.8 million for the nine months ended September 30, 1997, primarily due to increases in office salaries and profit sharing contributions. As a percentage of revenues, these selling, general and administrative expenses decreased from 6.8% to 5.9% due to economies of scale.

Potelco liquidity and capital resources

  Potelco generated $0.6 million of net cash from operating activities for the nine months ended September 30, 1997. Net cash used in investing activities was approximately $0.6 million, primarily for the purchase of property and equipment. Net cash provided by financing activities of $0.2 million resulted primarily from additional proceeds received from a note payable to a bank.

  At September 30, 1997, Potelco had working capital of $2.1 million and $1.4 million of total long-term debt outstanding.

                                   BUSINESS

GENERAL

  Quanta was founded in August 1997 to create a leading provider of specialty electrical contracting and maintenance services primarily related to electric and telecommunications infrastructure in North America. In addition, the Company provides electrical contracting services to the commercial and industrial markets and installs transportation control and lighting systems. The Company's services include the installation, repair and maintenance of electric power transmission and distribution lines and telecommunication and cable television lines, the construction of electric substations, the erection of cellular telephone, PCS(R) and microwave towers, the installation of highway lighting and traffic control systems, design and engineering services and the provision of specialty contracting services for electric, video, security, fire, voice and data systems. The Company's customers include electric utilities, telecommunication and cable television system operators, governmental entities, general contractors and owners and managers of commercial and industrial properties.

  Concurrently with the closing of the Offering, Quanta will acquire the four Founding Companies, making it one of the largest providers of electric and telecommunications infrastructure contracting services in its markets. The Company maintains a total of 13 offices in eight states and performed work in 18 states during 1996. The Company believes that its size, geographical diversity of operations, industry relationships, design and engineering capability, expertise in specialty services and number of skilled personnel provide the Company significant competitive advantages. During 1996, the Company generated pro forma combined revenues, operating income and net income of $108.1 million, $6.5 million and $3.1 million, respectively. During the first nine months of 1997, the Company generated pro forma combined revenues, operating income and net income of $108.7 million, $13.0 million and $7.4 million, respectively.

INDUSTRY OVERVIEW

  The Company estimates that the electrical and telecommunications contracting industry generates annual revenues in excess of $40 billion. The Company believes that growth in this industry is being positively affected by the following trends:

  Deregulation. The wholesale electricity market, including sales of electricity between utilities and other generators, is regulated by the Federal Energy Regulatory Commission ("FERC"). In 1996, FERC accelerated the deregulation of the electric power industry by issuing Order nos. 888 and 889, which require shareholder-owned utilities (of which there were approximately 223 in 1997) to provide non-utility electricity suppliers with access to transmission services. Management expects the deregulation of the electric power industry to increase competition among suppliers of electricity, which will lead utilities to lower their costs by outsourcing non-core functions such as the installation, construction, maintenance and repair of electric transmission and distribution systems and electric substations, services that have traditionally been performed by the utilities themselves.

  The Telecommunications Act of 1996 preempted state and local government control over access to the telecommunications market, eliminating barriers to entry and opening the markets to new entrants. Management expects the elimination of such barriers to lead to increased construction of competing telecommunications networks as competitive telecommunications providers, existing as well as new, expand into new markets and offer services that once were reserved for incumbents.

  Upgrading and Expanding Existing Infrastructure. As access to electric transmission services increases, the Company believes that financial penalties will be imposed upon electric utilities in the event of transmission and distribution system downtime attributable to the utilities. As a result, the Company expects that utilities will modernize existing transmission systems, which will increase the amount of upgrading and repair work available to outside contractors. The Company also expects commercial and industrial companies to continue to upgrade and expand their existing electrical infrastructure as a result of (i) increasing levels of modernization activity, (ii) the effects of more stringent electric codes, which establish minimum power and safety requirements, (iii) revised national energy standards, (iv) increases in use of electric power and (v) increased installation of electrical capacity in excess of minimum code requirements in order to facilitate marketing of properties.

  The amount of traditional voice and data traffic has increased steadily, and growth in the use of personal computers and modems has created significant data traffic from a wide variety of sources. Because of the physical limitations of the existing communications network facilities, the Company believes there is an immediate need to upgrade and expand facilities with new and innovative technology, expanding, and in many cases, replacing existing telecommunications and cable television infrastructure to allow for increases in the volume of traffic. The need to upgrade and expand telecommunications infrastructure as a result of deregulation and the growth in consumer demand for enhanced telecommunications services is expected to continue to prompt telecommunications providers to increase the current level of outsourcing to independent contractors who serve the industry.

  Increased Outsourcing. The outsourcing trend has largely been driven by the efforts of electric utilities and telecommunications providers to reduce costs and focus on their core competencies. The Company believes that electric utilities and telecommunications providers will increasingly seek comprehensive solutions to their infrastructure needs by utilizing fewer qualified contractors that can provide the full range of new construction, installation, repair, maintenance and emergency services.

  The Company believes that its industry is highly fragmented. According to the U.S. Census Bureau, there are more than 50,000 electrical and telecommunications contracting businesses, consisting of a small number of regional or national providers and a large number of relatively small, owner-operated businesses that have limited access to capital and that offer a limited range of services. The Company believes that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with a disciplined acquisition program, a decentralized operating strategy and access to financial resources. The Company also believes that the prominence and operating strength of the Founding Companies and the experience of its executive management will provide the Company with significant competitive advantages to capitalize on these opportunities.

STRATEGY

  The Company plans to achieve its goal of becoming a leading provider of electric and telecommunications infrastructure contracting services by implementing its operating strategy, emphasizing continued internal growth and expanding through acquisitions.

  OPERATING STRATEGY. The key elements of the Company's operating strategy are:

    Operate on a Decentralized Basis. The Company intends to manage its operations on a decentralized basis while maintaining operating and financial controls. Local management will retain responsibility for the operations, profitability and growth of its business. The Company believes that, while maintaining operating and financial controls, a decentralized operating structure will retain the entrepreneurial spirit of each of the Founding Companies and will permit the Company to capitalize on the Founding Companies' local and regional market knowledge, specialized skills and customer relationships. In addition, the Company believes that its operating efficiency, financial strength, technical expertise, presence in key geographic areas and reputation for quality and reliability provide competitive advantages in bidding for, winning and executing new contracts for infrastructure projects. While local management will retain control of the operations of its business, the Company's executive management will have responsibility for corporate strategy and acquisitions, financing, insurance, investor relations and employee benefit plans.

    Achieve Operating Efficiencies. Certain administrative functions will be centralized following the Offering. In addition, by combining overlapping operations of certain of the Founding Companies, the Company expects to achieve more efficient asset utilization and realize savings in overhead and other expenses. The Company intends to use its increased purchasing power to gain volume discounts in areas such as vehicles and equipment, electrical materials, marketing, bonding, employee benefits and insurance. The Company will seek to realize cost savings and other benefits by the sharing of purchasing, pricing, bidding and other business practices and the sharing of licenses. The Company intends to further develop and expand the use of management information systems to facilitate financial control, project costing and asset utilization. At some locations, the larger combined workforce will provide additional staffing flexibility.

  INTERNAL GROWTH. The Company is focused on continuing its strong internal growth by (i) increasing the volume of services provided to existing customers, (ii) expanding the scope of services provided to existing customers, (iii) broadening its customer base and (iv) geographically expanding its service area. The Company believes it will be able to expand the services it offers in its markets by leveraging the specialized strengths of individual Founding Companies. Such services include design and engineering, where the contractor applies in-house engineering expertise to design the most cost-effective system, and the application of new technologies, such as a robotic arm that can be used to facilitate the repair of high voltage power transmission lines without taking them out of service.

  ACQUISITIONS. The Company believes that the increasing trend toward the outsourcing of services to the electric and telecommunications infrastructure contracting industry will result in a competitive disadvantage for small and mid-sized companies that do not have access to capital and cannot provide a broad range of speciality contracting services on a national basis. In addition, the Company expects that there will continue to be a large number of attractive acquisition candidates due to the highly fragmented nature of the industry, the inability of many companies to expand and modernize due to capital constraints and the desire of owners for liquidity. The Company believes that its financial strength and experienced management will be attractive to acquisition candidates. The key elements of the Company's acquisition strategy are:

    Enter New Geographic Markets. The Company intends to expand into geographic markets not currently served by the Founding Companies by selectively acquiring well-established specialty electrical and telecommunications contractors that, like the Founding Companies, are leaders in their regional markets, are financially stable, have a strong customer base, have senior management committed to participating in the future growth of the Company and can serve as "platforms" for the future growth of the Company.

    Expand Within Existing Markets. The Company intends to explore acquisition opportunities in the geographic markets it already serves as well as geographic markets served by businesses the Company acquires in the future. Once the Company has entered a specific geographic market, it will seek to acquire other well-established companies in that particular market to deepen its market penetration and expand the range of services offered to its customers. The Company will also pursue "tuck-in" acquisitions of smaller companies whose operations can be integrated into and leveraged with an existing operation.

ACQUISITION PROGRAM

  The Company believes it will be regarded by acquisition candidates as an attractive acquiror because of (i) the Company's strategy for creating a national, comprehensive and professionally managed specialty electric and telecommunications infrastructure contracting business, (ii) the Company's decentralized operating strategy and opportunities to participate in a larger organization,
(iii) the Company's access to financial resources as a public company, (iv) the potential for increased profitability due to centralizing certain administrative functions, enhanced systems capabilities and economies of scale and (v) the potential for owners of the businesses being acquired to participate in the Company's planned growth while realizing liquidity. The Company believes that the management of the Founding Companies will be instrumental in identifying and assisting in the completion of future acquisitions.

  The Company has developed a set of financial, geographic and management criteria designed to assist management in the evaluation of acquisition candidates. These criteria evaluate a variety of factors, including, but not limited to (i) historical and projected financial performance, (ii) internal rate of return, return on assets and return on revenue, (iii) experience and reputation of the candidate's management and operations, (iv) composition and size of the candidate's customer base, (v) whether the geographic location of the candidate will enhance or expand the Company's market area or ability to attract other acquisition candidates, (vi) whether the acquisition will augment or increase the Company's market share or services offered or help protect the Company's existing customer base, (vii) potential synergies gained by combining the acquisition candidate with the Company's existing operations and (viii) liabilities, contingent or otherwise, of the candidate. The Company anticipates that acquisition candidates in the target markets and industries will have annual revenues ranging from $10 million to $100 million. At the present time, the Company has no binding agreements to effect any mergers or acquisitions other than the Acquisitions.

  As consideration for future acquisitions, the Company expects to utilize a combination of cash, Common Stock and debt. The purchase price for each future acquisition will vary. The major factors in establishing the purchase price will be historical earnings, strength of management, future prospects of the acquiree and the ability of the acquiree to complement or leverage the services already offered by the Company. Following the Offering, the Company intends to register 5,000,000 additional shares of Common Stock under the Securities Act, which shares will be offered in connection with future acquisitions.

SERVICES

  The Company provides a broad range of services, including the installation, repair and maintenance of electric power transmission and distribution lines and telecommunications and cable television lines, the construction of electric substations, the erection of cellular telephone, PCS(R) and microwave towers, the installation of highway lighting and traffic control systems, design and engineering services and the provision of specialty contracting services for electric, video, security, fire, voice and data systems. The Company currently provides four broad business services: electric utility infrastructure services; telecommunications infrastructure services; commercial and industrial services; and transportation control and lighting systems services. The Company had pro forma combined revenues for the nine months ended September 30, 1997 of $108.7 million, of which 71% was attributable to electric utility infrastructure services, 7% was attributable to telecommunications infrastructure services, 11% was attributable to commercial and industrial services and 11% was attributable to transportation control and lighting systems services.

  ELECTRIC UTILITY INFRASTRUCTURE SERVICES. The Company performs specialty electrical contracting services for electric utilities. These services include installing, repairing and maintaining electric transmission and distribution lines, principally above ground, maintaining street lights and other system components, constructing electric substations and erecting transmission towers. The work performed often involves the splicing of high voltage lines and, on occasion, the installation of underground high voltage distribution systems. The Company also repairs and replaces lines which have been damaged or destroyed as a result of adverse weather conditions.

  TELECOMMUNICATIONS INFRASTRUCTURE SERVICES. The Company provides a variety of services in connection with telecommunications, cable television and other data transmission. The Company installs fiber optic, coaxial and copper cable both above and below ground on behalf of telecommunications and cable service providers. The services provided by the Company include the placing and splicing of cable, excavation of trenches in which to place the cable, placement of related structures such as poles, anchors, conduits, manholes, cabinets and closures, placement of drop lines from the main distribution lines to an individual residence or business and maintenance and removal of these fiber optic, coaxial and copper lines and related structures. The Company has the ability to directionally bore and place cables, a highly specialized method of positioning buried cable which is often required in congested urban and suburban markets where trenching may be impractical. In addition, the Company is involved in the engineering, design and erection of communications towers, including cellular telephone, PCS(R) and microwave towers.

  COMMERCIAL AND INDUSTRIAL SERVICES. The Company designs, installs, maintains and repairs electrical wiring, telephone and data copper wiring, fiber optic cabling and building control and automation systems for commercial and industrial customers.

  TRANSPORTATION CONTROL AND LIGHTING SYSTEMS SERVICES. The Company installs, maintains and repairs traffic and highway control systems, such as signals, signage, lighting and freeway management systems components. In addition, the Company installs overhead cable and control systems for light rail lines, "smart" highway control systems and airport lighting.

CUSTOMERS

  The Company's customers include electric utilities, telecommunications and cable television system operators, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties. The Company's customer base is highly concentrated. For the year ended December 31, 1996, approximately 21% of the Company's total revenues were derived from Public Service Company of Colorado, 6% from Nevada Power Company and 5% from Pacific Telecom, Inc. For the nine months ended September 30, 1997, approximately 14% of the Company's total revenues were derived from Public Service Company of Colorado, 11% from Nevada Power Company and 7% from Pacific Gas & Electric Company. Electric utilities, in the aggregate, represent the largest customer base of the Company. General contractors, as a group, account for a significant portion of customers for the Company's commercial and industrial work. The Company believes that a substantial portion of its total revenues and operating income will continue to be derived from a concentrated group of customers. The loss of any of these customers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Management at each of the Founding Companies has been responsible for developing and maintaining successful long-term relationships with key customers. The Company relies heavily on repeat customers and uses both the written and verbal referrals of its satisfied customers to help generate new business. Many of the Company's customers or prospective customers have a qualification procedure for becoming an approved bidder or vendor based upon the satisfaction of particular performance and safety standards set by the customer. Such customers often maintain a list of vendors meeting such standards and award contracts for individual jobs only to such vendors. The Company strives to maintain its status as a preferred or qualified vendor to such customers.

EMPLOYEES

  As of November 30, 1997, the Company had approximately 95 salaried employees, including executive officers, project managers or engineers, job superintendents, staff and clerical personnel and approximately 1,000 hourly rated employees, the number of which fluctuates depending upon the number and size of the projects undertaken by the Company at any particular time. The Company does not anticipate any overall reductions in staff as a result of the consolidation of the Founding Companies, although there may be some job realignments and new assignments in an effort to eliminate overlapping and redundant positions.

  Three of the Founding Companies are signatories to master collective bargaining agreements with the International Brotherhood of Electrical Workers (the "IBEW"). The other Founding Company is a signatory to various local IBEW agreements as well as local agreements with the Laborers International Union and the Operating Engineers Union. Under these agreements, the Founding Companies agree to pay specified wages to its union employees, observe certain workplace rules and make employee benefit payments to multi-employer pension plans and employee benefit trusts rather than administering the funds on behalf of their employees. IBEW covered employees are represented by numerous local unions under various agreements with varying terms and expiration dates. Such local agreements are entered into by and between the IBEW local and the National Electrical Contractors Association ("NECA"), of which the Company is a member. The majority of the collective bargaining agreements contain provisions that prohibit work stoppages or strikes, even during specified negotiation periods relating to agreement renewal, and provide for binding arbitration dispute resolution in the event of prolonged disagreement; however, there can be no assurance that work stoppages or strikes will not occur at any given time.

  Each of the Founding Companies provides a variety of health, welfare and benefit plans for their employees who are not covered by collective bargaining agreements. Following consummation of the Acquisitions, these various employee benefit plans will be replaced by a single plan covering all of the Company's non-bargaining employees.

  The electric and telecommunications infrastructure contracting industry is experiencing a shortage of skilled craftsmen. In response to the shortage, the Company seeks to take advantage of various IBEW and NECA referral programs and hire graduates of the joint IBEW/NECA apprenticeship program for training qualified electricians. As a union employer, the Company believes that its access to qualified personnel through these and other union sources will afford it a distinct advantage over non-union employers in attracting much needed skilled craftsmen in an ever-tightening labor market. None of the Founding Companies has experienced any strikes or work stoppages in the past 20 years. The Company believes its relationships with its employees and union representatives is satisfactory.

TRAINING, QUALITY ASSURANCE AND SAFETY

  Performance of the Company's services requires the use of equipment and exposure to conditions that can be dangerous. Although the Company is committed to a policy of operating safely and prudently, the Company has been and is subject to claims by employees, customers and third parties for property damage and personal injuries resulting from performance of the Company's services. The Company performs on-site services using employees who have completed applicable Company safety and training programs. The Company's policies require that employees complete a prescribed training and service program with the Company in addition to those required by NECA and the IBEW prior to performing more sophisticated and technical jobs. For example, all journeymen linemen are required by the IBEW and NECA to complete a minimum of 8,000 hours of on-the-job training, approximately 200 hours of classroom education and extensive testing and certification. The Company requires additional training, depending upon the sophistication and technical requirements of each particular job. Following completion of the Offering, management intends to establish Company-wide training and educational programs, as well as comprehensive safety policies and regulations, by sharing "best practices" throughout its operations.

EQUIPMENT AND FACILITIES

  The Company operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines, cranes and wire pullers and tensioners. The total size of the rolling-stock fleet approximates 2,600 units. Most of this fleet is serviced by the Company's own mechanics who work at various maintenance sites and facilities. The Company believes that these vehicles generally are well-maintained and adequate for its present operations. Management believes that in the future it will be able to lease or purchase this equipment at lower prices due to its larger size and the volume of its leasing and purchasing activity.

  After the consummation of the Offering, the Company expects to lease its corporate headquarters in Houston, Texas. The Company operates 13 sites in North Kansas City and Clinton, Missouri; South Bend, Indiana; Las Vegas and Reno, Nevada; Topeka, Kansas; Des Moines, Iowa; Aurora and Englewood, Colorado; El Cajon and Vacaville, California; and Sumner and Spokane, Washington. This space is used for offices, warehousing, storage and vehicle shops. The Company owns some of the facilities it occupies and leases others. The Company believes that its facilities are sufficient for its current needs. See "Certain Transactions."

REGULATION

  The Company's operations are subject to various federal, state and local laws and regulations including (i) licensing requirements applicable to electricians and engineers, (ii) building and electrical codes, (iii) permitting and inspection requirements applicable to construction projects,
(iv) regulations relating to worker safety and environmental protection and
(v) special bidding and procurement requirements on government projects.

  The Company believes that it has all the required licenses to conduct its operations and is in substantial compliance with applicable regulatory requirements. Failure of the Company to comply with applicable regulations could result in substantial fines and/or revocation of the Company's operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements. The Company intends to implement a policy to ensure that, where possible, any such permits or licenses that may be material to the Company's operations are held by at least two Company employees.

COMPETITION

  The markets in which the Company operates are highly competitive, requiring substantial resources and skilled and experienced personnel. The Company competes with other independent contractors in most of the markets in which it operates, several of which are large domestic companies that have greater financial, technical and marketing resources than the Company. In addition, there are relatively few, if any, barriers to entry into the markets in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. A significant portion of the Company's revenues are currently derived from master service agreements and price is often an important factor in the award of such agreements. Accordingly, the Company could be outbid by its competitors in an effort to procure such business. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also face competition from the in-house service organizations of its existing or prospective customers, including electric utility and telecommunications providers, which employ personnel who perform some of the same types of services as those provided by the Company. Although a significant portion of these services is currently outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource services in the future.

RISK MANAGEMENT, INSURANCE AND PERFORMANCE BONDS

  The primary risks in the Company's operations are bodily injury, property damage and injured workers' compensation. The Company maintains automobile and general liability insurance for third party bodily injury and property damage and workers' compensation coverage which it considers sufficient to insure against these risks, subject to self-insured amounts. After the consummation of the Offering, the Company intends to consolidate the purchase of insurance, which management believes will result in savings from the amounts paid by the Founding Companies prior to the Acquisitions.

  Contracts in the electrical contracting industry may require performance bonds or other means of financial assurance to secure contractual performance. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional contracts with certain of its customers.

LEGAL PROCEEDINGS

  The Company is, from to time, a party to litigation or administrative proceedings that arise in the normal course of its business. The Company does not have pending any litigation that, separately or in the aggregate, if adversely determined, would have a material adverse effect on the Company's results of operations or financial condition.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information concerning the Company's directors and executive officers and those persons who will become directors, executive officers and certain key employees following the consummation of the
Offering:

        NAME                            AGE POSITION
        ----                            --- --------
 John R. Colson*.......................  50 Chief Executive Officer, Director
 James H. Haddox.......................  49 Chief Financial Officer, Secretary
 Derrick A. Jensen.....................  27 Vice President and Controller
 John R. Wilson*.......................  47 President of PAR, Director
 Timothy A. Soule*.....................  50 Vice President of Union Power,
                                            Director
 John A. Martell*......................  42 Vice President of TRANS TECH,
                                            Director
 Gary A. Tucci*........................  41 President of Potelco, Director
 James R. Ball*........................  54 Director
 Vincent D. Foster.....................  41 Chairman of the Board of Directors
 Rodney R. Proto*......................  48 Director
 Michael T. Willis*....................  52 Director
 Ronald W. Soule.......................  53 President of Union Power
 Robert J. Urbanski....................  46 President of TRANS TECH

--------
* Election as a director of the Company effective upon the consummation of the Offering.

  John R. Colson was elected Chief Executive Officer of the Company in December 1997 and will become a director of the Company effective upon the consummation of the Offering. He joined PAR in 1971 and became President in 1991. He is currently a member of the Council of Industrial Relations, governor of the Missouri Valley chapter of NECA and a director of the Missouri Valley Line Apprenticeship Program.

  James H. Haddox has been Chief Financial Officer of the Company since November 1997 and Secretary since December 1997. From March 1996 until joining the Company, Mr. Haddox was Senior Vice President--Finance of Corporate Express Delivery Systems, Inc., a national provider of same day delivery services. From January 1994 to March 1996, Mr. Haddox held various positions, including Chief Accounting Officer and Vice President-- Finance, with U.S. Delivery Systems, Inc., a NYSE listed company which was the largest provider of same day delivery services in the U.S. prior to its merger with Corporate Express, Inc. in March 1996. From 1991 to 1994 Mr. Haddox was an independent business consultant providing management services. From 1987 to 1991, Mr. Haddox held various financial positions, including Chief Financial Officer and Chief Accounting Officer, at Allwaste, Inc., a NYSE listed national environmental services company. Mr. Haddox is a Certified Public Accountant.

  Derrick A. Jensen has been Vice President and Controller of the Company since December 1997. Prior to joining the Company, he was employed by Arthur Andersen LLP ("Arthur Andersen"), serving most recently as audit manager focusing on clients in consolidating industries.

  John R. Wilson was elected President of PAR in 1997. He joined PAR in 1977 and became an Executive Vice President in 1991. Mr. Wilson will become a director of the Company effective upon the consummation of the Offering.

  Timothy A. Soule joined Union Power in 1972 and became Vice President in 1975. He is also a member of the Board of Trustees for the joint NECA/IBEW Line Construction Benefit Fund, Union Power's representative to the Rocky Mountain Electrical League and a member of the Board of Directors of Power and Communication Contractors Association. Mr. Soule will become a director of the Company effective upon the consummation of the Offering.

  John A. Martell founded TRANS TECH in 1983 and serves as Vice President. He is currently a member of the National Fire Protection Association and the Illuminating Engineering Society. Mr. Martell is a Registered Professional Engineer. Mr. Martell will become a director of the Company effective upon the consummation of the Offering.

  Gary A. Tucci joined Potelco in 1975 and became President in 1988. He is a member of the Joint IBEW/NECA Apprenticeship and Training Committee as well as the labor relations board. Mr. Tucci will become a director of the Company effective upon the consummation of the Offering.

  James R. Ball is a private investor, a consultant to Koch Industries, Inc. and a member of the board of directors of Carbide/Graphite Group, Inc., a producer of graphite electrodes specialties products. From 1969 to 1994, he held several positions with Vista Chemical Company ("Vista") and its predecessor, Conoco, Inc. Vista was sold in 1991 to RWE-DEA, a unit of RWE AG, a German energy and chemicals concern, and Mr. Ball served on the board of directors of Vista and was its President and Chief Executive Officer from 1992 through 1994. Mr. Ball will become a director of the Company effective upon the consummation of the Offering.

  Vincent D. Foster has been a director of the Company since November 1997 and will become non-executive Chairman of the Board upon consummation of the Offering. Mr. Foster is a Managing Director of Main Street Merchant Partners II, L.P., a merchant banking firm which is a principal stockholder of the Company. From September 1988 through October 1997, Mr. Foster was a partner of Andersen Worldwide and Arthur Andersen. Mr. Foster was the Director of the Corporate Finance and Mergers and Acquisitions practices of Arthur Andersen for the southwestern U.S., specializing in structuring and executing "roll-up" transactions and in providing merger and acquisition and corporate finance advisory services to clients in consolidating industries. Mr. Foster holds a J.D. degree and is a Certified Public Accountant.

  Rodney R. Proto has been President, Chief Operating Officer and a director of USA Waste Services, Inc. ("USA Waste"), the third largest solid waste services company in North America, since August 1996. Prior thereto, he was President, Chief Operating Officer and a director of Sanifill, Inc. ("Sanifill"), a solid waste management company acquired by USA Waste in August 1996. Mr. Proto joined Sanifill in February 1992. Before joining Sanifill, he was employed by Browning-Ferris Industries, Inc. for 12 years where he served, among other positions, as Chairman of BFI Overseas from 1985 to 1987 and President of Browning-Ferris Industries Europe, Inc. from 1987 through 1991. Mr. Proto will become a director of the Company effective upon the consummation of the Offering.

  Michael T. Willis is Chairman of the Board, Chief Executive Officer and President of CoreStaff, Inc. ("CoreStaff"), one of the largest information technology and staffing companies in the U.S. Prior to founding CoreStaff in 1993, Mr. Willis served as Chief Executive Officer and President of The Talent Tree Corporation ("Talent Tree"), which he founded in 1976 and built into one of the largest temporary services companies in the U.S. Mr. Willis sold Talent Tree to Hestair plc in 1987 and then continued as President and Chief Executive Officer until April 1993. Mr. Willis is also a director of the Southwest Bank of Texas, a publicly-traded financial institution. Mr. Willis will become a director of the Company effective upon the consummation of the Offering.

  Ronald W. Soule joined Union Power in 1963 and became President in 1987. He is a member of the Board of Directors of the Colorado NECA/IBEW Negotiation Committee, the Western Line Constructors Chapter of NECA and the Mountain States Joint Apprenticeship and Training Committee. He is also Union Power's representative to NECA and the past President of Western Line Constructors Chapter of NECA.

  Robert J. Urbanski founded TRANS TECH in 1983 and serves as President. He is a member of the Institute of Transportation Engineers and the International Municipal Sign Association.

  Upon consummation of the Offering, the Board of Directors of the Company shall consist of nine members. The Bylaws of the Company permit the Board of Directors to increase the size of the Board. Each director will serve a one-year term. At each annual meeting of stockholders, all except one of the directors will be elected by the holders of the Common Stock and one director will be elected by the holders of the Limited Vote Common Stock.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The members of these committees will be determined following consummation of the Offering.

DIRECTORS' COMPENSATION

  Directors who also are employees of the Company or any of its subsidiaries will not receive additional compensation for serving as directors. Each director who is not an employee of the Company or any of its subsidiaries will receive a fee of $1,000 for attendance at each meeting of the Board of Directors or any committee thereof (unless held on the same day as a Board of Directors meeting). Directors of the Company will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or the committees thereof, and for other expenses reasonably incurred in their capacity as directors of the Company. Each non-employee director will receive an option to purchase 10,000 shares of Common Stock upon such person's initial election to the Board of Directors and an annual grant of an option to purchase 5,000 shares of Common Stock at each annual meeting of the Company's stockholders thereafter at which such director is re-elected or remains a director. See "--1997 Stock Option Plan." In addition, each of Messrs. Ball, Proto and Willis purchased 20,000 shares of Limited Vote Common Stock from the Company for nominal consideration.

EXECUTIVE COMPENSATION

  The Company was incorporated in August 1997 and has not conducted any operations other than those activities related to the Acquisitions and the Offering. The Company anticipates that during 1998 the annualized base salaries of its most highly compensated executive officers will be $150,000 for each executive officer. As part of Mr. Haddox's employment arrangement with the Company, he purchased 100,000 shares of Limited Vote Common Stock for nominal consideration and will receive an option under the 1997 Stock Option Plan to purchase 125,000 shares of Common Stock at the initial public offering price. As part of Mr. Jensen's employment arrangement with the Company, he purchased 37,500 shares of Limited Vote Common Stock for nominal consideration and will receive an option under the 1997 Stock Option Plan to purchase 62,500 shares of Common Stock at the initial public offering price.

EMPLOYMENT AGREEMENTS

  Upon consummation of the Offering, the Company will enter into an employment agreement with each executive officer and certain key employees of the Company that prohibits such individual from disclosing the Company's confidential information and trade secrets and generally restricts these individuals from competing with the Company for a period of five years after the date of the individual's employment agreement. Each of the agreements has an initial term of three years, provides for an automatic annual extension at the end of its initial term and is terminable by the Company for "good cause" upon ten days' written notice and without "good cause" by either party upon thirty days' written notice. All employment agreements provide that if the officer's employment is terminated by the Company without "good cause," such officer will be entitled to receive a lump-sum severance payment at the effective time of termination equal to the officer's base salary at the rate then in effect for the greater of (i) the time period remaining under the initial term of the agreement or (ii) one year. In addition, all employment agreements provide that in the event of termination without "good cause," the non-competition provision will not apply for any time period in which the employee is not receiving or has not received severance compensation.

  The employment agreements contain certain provisions concerning a change-in-control of the Company, including the following: (i) in the event five days' advance notice of the transaction giving rise to the change-in-control is not received by the Company and such officer, the change-in-control will be deemed a termination of the employment agreement by the Company without "good cause," and the provisions of the employment agreement governing the same will apply, except that the severance amount otherwise payable (discussed in the preceding paragraph) shall be tripled and the provisions which restrict competition with the Company shall not apply and (ii) the officer must be given sufficient time and opportunity to elect whether to exercise all or any of his or her options to purchase Common Stock, including any options with accelerated vesting under the provisions of the 1997 Stock Option Plan, such that the officer may acquire the Common Stock at or prior to the closing of the transaction giving rise to the change-in-control, if he or she so desires.

1997 STOCK OPTION PLAN

  In December 1997, the Board of Directors adopted, and the stockholders of the Company approved, the 1997 Stock Option Plan. The purpose of the 1997 Stock Option Plan is to provide directors, key employees, officers and certain advisors with additional incentives by increasing their proprietary interest in the Company. The aggregate amount of Common Stock of the Company with respect to which options may be granted may not exceed the greater of 2,380,850 shares or 15% of the outstanding shares of Common Stock.

  The 1997 Stock Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonqualified stock options (collectively, the "Awards"). The amount of ISOs that may be granted under the 1997 Stock Option Plan is limited to 2,380,850 shares. The 1997 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has, subject to the terms of the 1997 Stock Option Plan, the sole authority to grant Awards under the 1997 Stock Option Plan, to construe and interpret the 1997 Stock Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the 1997 Stock Option Plan.

  All of the Company's employees, nonemployee directors, officers and advisors are eligible to receive Awards under the 1997 Stock Option Plan, but only employees of the Company are eligible to receive ISOs. Options will be exercisable during the period specified in each option agreement and will generally become exercisable in installments pursuant to a vesting schedule designated by the Compensation Committee. In the discretion of the Compensation Committee, option agreements may provide that options will become immediately exercisable in the event of a "change in control" (as defined in the 1997 Stock Option Plan) of the Company. No ISO will remain exercisable later than ten years after the date of grant (or five years in the case of ISOs granted to employees owning more than 10% of the voting capital stock).

  The Company expects to have outstanding options to purchase up to a total of 1,500,000 shares of Common Stock issued pursuant to the 1997 Stock Option Plan following the Offering at an exercise price equal to or greater than the initial public offering price.

  The 1997 Stock Option Plan also provides for automatic option grants to directors who are not otherwise employed by the Company or its subsidiaries. Upon commencement of service, a non-employee director will receive a non-qualified option to purchase 10,000 shares of Common Stock, and each continuing or re-elected non-employee director annually will receive an option to purchase 5,000 shares of Common Stock. Options granted to non-employee directors are fully exercisable following the expiration of six months from the date of grant.

  The exercise price for ISOs granted under the 1997 Stock Option Plan may be no less than the fair market value of a share of the Common Stock on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the voting capital stock).

                             CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

  Quanta was initially capitalized in August 1997 by several independent investors, including Midwest Acquisition Support, LLC (an entity controlled by Bernard J. Gram), Kevin D. Miller, Steven P. Colmar and William G. Parkhouse, an advisory director of the Company, who acted as co-founders of Quanta and paid nominal cash consideration for 1,620,624 shares of Limited Vote Common Stock. In September 1997, Fabal Funding Corp., a corporation affiliated with this group, agreed to advance up to $125,000 to the Company in consideration for receiving, at the closing of the Offering, a number of shares of Limited Vote Common Stock equal to $375,000 divided by the offering price per share of Common Stock, which, at an assumed offering price of $9.00 per share, will total 41,667 shares of Limited Vote Common Stock. These shares will be distributed to five individuals who each individually advanced $25,000 to Fabal Funding Corp., none of whom is affiliated with the initial stockholders. In addition, in November 1997 Main Street purchased 1,484,542 shares of Limited Vote Common Stock for nominal cash consideration (both Main Street and the group of investors described above, the "Initial Stockholders"). Since November 1997, Main Street has advanced funds to Quanta to enable Quanta to pay various expenses incurred in connection with its efforts to complete the Acquisitions and consummate the Offering. All of Main Street's advances will be repaid from the net proceeds of the Offering.

  Simultaneously with the closing of the Offering, Quanta will acquire all of the issued and outstanding capital stock and other equity interests of the Founding Companies, at which time each Founding Company will become a wholly owned subsidiary of the Company. The Acquisition Consideration consists of (i) an estimated $21.0 million in cash and (ii) 7,527,000 shares of Common Stock.

  The following table sets forth for each Founding Company the approximate consideration to be paid by Quanta to the stockholders of the Founding Companies (i) in cash and (ii) in shares of Common Stock.

                                                                     SHARES OF
                                                           CASH     COMMON STOCK
                                                        ----------- ------------
PAR.................................................... $ 8,370,000  3,000,000
Union Power............................................   5,348,430  1,917,000
TRANS TECH.............................................   4,362,862  1,563,750
Potelco................................................   2,919,038  1,046,250
                                                        -----------  ---------
  Total................................................ $21,000,330  7,527,000
                                                        ===========  =========

  The amount of cash to be paid as part of the Acquisition Consideration is based upon an assumed offering price of $9.00 per share. The actual amount of cash paid to the stockholders of the Founding Companies will be the greater of a previously specified fixed purchase price or a previously specified number multiplied by the per share net offering proceeds to be received by Quanta as reflected on the first page of the Prospectus. For each of the Founding Companies, the respective fixed cash portion of the purchase price and number to be multiplied by the per share net offering proceeds to be received by Quanta are as follows: PAR: $7,500,000 and 1,000,000; Union Power: $4,792,500 and 639,000; TRANS TECH: $3,909,375 and 521,250; and Potelco: $2,615,625 and
348,750. The number of shares of Common Stock to be paid to the Founding Companies is not subject to adjustment.

  In addition, immediately prior to consummation of the Acquisitions, the Founding Companies will make the S Corporation Distributions of approximately $7.8 million in the aggregate. Prior to consummation of the Acquisitions, the Founding Companies will also transfer, for cash consideration in an amount equal to their respective book values, certain non-operating assets with an aggregate net book value of approximately $0.9 million.

  The consummation of each Acquisition is subject to customary conditions. These conditions include, among others, the accuracy on the closing date of the Acquisitions of the representations and warranties of the Founding Companies, their stockholders and of the Company, the performance by each of the parties of their respective covenants and the absence of a material adverse change in the business, results of operations or financial condition of any of the Founding Companies.

  The agreements relating to the Acquisitions may be terminated under certain circumstances prior to the consummation of the Offering. Specifically, the agreements may be terminated (i) by the mutual consent of the Board of Directors of the Company and each Founding Company, (ii) if the Offering and the Acquisitions are not consummated by June 1, 1998 or (iii) if a material breach or default under the agreements shall exist and is not cured or waived. There can be no assurance that the conditions to the closing of the Acquisitions will be satisfied or waived or that the agreements relating to the Acquisitions will not be terminated prior to the closing. However, if the Acquisitions are not completed, the Offering will not be completed.

  Pursuant to the agreements relating to the Acquisitions, all stockholders of each of the Founding Companies have agreed not to compete with the Company for a period of five years commencing on the date of closing of the Acquisitions.

  Individuals who are or will become executive officers or directors of the Company will receive the following consideration in the Acquisitions for their interests in the Founding Companies, subject to adjustments as described above.

                                                                     SHARES OF
                                                          CASH(1)   COMMON STOCK
                                                         ---------- ------------
PAR
  John R. Colson........................................ $5,859,000  2,100,000
  John R. Wilson........................................  2,511,000    900,000
Union Power
  Timothy A. Soule......................................    941,324    337,392
TRANS TECH
  John A. Martell.......................................  2,181,430    781,875
Potelco
  Gary A. Tucci.........................................  2,919,038  1,046,250

--------
(1) Excludes distributions representing previously taxed S corporation earnings to be made to S corporation stockholders. The anticipated amount of such distributions to the former owners of the Founding Companies aggregates approximately $7.8 million.

TRANSACTIONS INVOLVING CERTAIN OFFICERS, DIRECTORS AND STOCKHOLDERS

  Certain stockholders of certain of the Founding Companies who will become directors, executive officers or key employees of the Company upon consummation of the Offering have guaranteed indebtedness, performance bonds and other obligations of each of their respective Founding Companies. These guarantees are expected to be terminated within 90 days following the completion of the Offering.

  Prior to consummation of the Offering, the stockholders of Union Power will purchase certain non-operating assets from that company at a price equal to the book value of such assets, estimated to be $183,000 in the aggregate.

  Prior to consummation of the Offering, the stockholders of PAR will purchase certain non-operating assets from that company at a price equal to the book value of such assets, estimated to be $742,000 in the aggregate.

  Union Power leases its main office facilities located in Englewood, Colorado from Soule Trusts Partnership, which is controlled by affiliates of Ronald W. and Timothy A. Soule, and a branch facility located in North Las Vegas, Nevada from RTS Partnership, which is owned by Ronald W. and Timothy A. Soule. Ronald W. and Timothy A. Soule are President and Vice President of Union Power, respectively, and Timothy Soule will become a director of the Company upon consummation of the Offering. The Englewood office lease provides for a five-year term that will terminate in the year 2002 with an option to renew the lease for an additional five-year term, and covers approximately 3,500 square feet of office space on 4.8 acres, at a monthly rental rate of $3,500. The North Las Vegas office lease will terminate on May 31, 2006 with provision for automatic one-year renewal periods. Such lease covers 2.69 acres and the leasehold improvements located on such land for a monthly rental rate of $4,700. In addition, Union Power will lease two directional drilling rigs from Mountain Drilling Equipment Co., which is owned by Ronald W. and Timothy A. Soule. The equipment lease with Mountain Drilling Equipment Co. provides for a one-year term which will terminate on August 1, 1998, and a monthly rental rate of $8,000. The Company believes that the economic terms of these leases do not exceed fair market value.

  Following the Acquisitions, Potelco will enter into written leases for its main office with the father of Gary A. Tucci and for another office in Washington with Gary A. Tucci, who will remain as President of Potelco and will become a director of the Company upon consummation of the Offering. Currently, both leases are oral and on a month to month basis. The main office lease is for a 15,000 square foot building on five acres, at a rent of $2,000 per month. The other lease is for a 2,200 square foot office with a 6,000 square foot maintenance facility on 1.5 acres, at a rent of $2,800 per month. The Company believes that the economic terms of these leases do not exceed fair market value.

  Following the Acquisitions, TRANS TECH will lease its main office from TRANS TECH Properties, which is partially owned by Robert J. Urbanski and John A. Martell, who are President and Vice President of TRANS TECH, respectively. Additionally, Mr. Martell will become a director of the Company upon consummation of the Offering. The main office of TRANS TECH is located in South Bend, Indiana, and the facilities consist of approximately 7.5 acres of real property, a 4,350 square foot office attached to a 10,560 square foot heated warehouse, a 3,480 square foot detached unheated warehouse and a 3,000 square foot detached vehicle maintenance facility. The initial lease term is for five years at a rent of $5,900 per month, plus the payment of all taxes, insurance and maintenance on the property. TRANS TECH has the option to renew the lease for an additional five year term at a rental rate equal to the then current market rate. The Company believes that the economic terms of this lease do not exceed fair market value.

  Union Power has notes outstanding to various affiliates in the aggregate amount of approximately $460,000. The Company intends to use a portion of the proceeds of the Offering to repay these notes.

  Potelco owes approximately $1.1 million to its sole stockholder and his father pursuant to a promissory note and other arrangements. The Company intends to use a portion of the proceeds of the Offering to repay this indebtedness.

  Following completion of the Offering, the Company may repay up to $17.6 million of the Founding Companies' outstanding debt, although the exact amount and specific debt to be repaid has not been determined at this time.

COMPANY POLICY

  In the future, any transactions with directors, officers, employees or affiliates of the Company are anticipated to be minimal and will, in any case, be approved by a majority of the Board of Directors, including a majority of disinterested members of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's voting capital stock by (i) each person known by the Company to be a beneficial owner of more than 5% of any class of the Company's voting capital stock, (ii) each director, nominee for director, person who has consented to be named as a director ("named directors") and executive officer of the Company and (iii) all directors, director nominees and executive officers of the Company as a group. Except as otherwise indicated below, the persons named in the table have advised the Company that they have sole voting and investment power with respect to the shares of capital stock shown as beneficially owned by them. Unless otherwise indicated, each person or group has sole voting and investment power with respect to all such shares. Unless otherwise indicated, the number of shares and percentage of ownership of Common Stock for each of the named stockholders, directors and executive officers assumes that shares of Common Stock that the stockholders directors and executive officers may acquire within 60 days are outstanding.

                                                                 PERCENTAGE OF
                                                                    SHARES
                                                                 BENEFICIALLY
                                                                     OWNED
                                                   SHARES      -----------------
                                                BENEFICIALLY   PRIOR TO  AFTER
NAME                                               OWNED       OFFERING OFFERING
----                                            ------------   -------- --------
John R. Colson(1)..............................  2,100,000       19.3%    13.2%
Main Street Merchant Partners II, L.P.(b)......  1,484,542(a)    13.7      9.4
Vincent D. Foster(2)(b)........................  1,484,542(a)    13.7      9.4
Gary A. Tucci(3)...............................  1,046,250        9.6      6.6
John R. Wilson(4)..............................    900,000        8.2      5.7
John A. Martell(5).............................    781,795        7.2      4.9
Timothy A. Soule(6)............................    337,392        3.1      2.1
James H. Haddox(1).............................    100,000(a)       *        *
Derrick A. Jensen(1)...........................     37,500(a)       *        *
James R. Ball(1)(7)............................     20,000(a)       *        *
Rodney R. Proto(1)(7)..........................     20,000(a)       *        *
Michael T. Willis(1)(7)........................     20,000(a)       *        *
Kevin D. Miller(b)(8)..........................    334,022(a)     3.1      2.1
Midwest Acquisition Support, LLC(b)(9).........    334,022(a)     3.1      2.1
Stephen P. Colmar(b)(10).......................    208,764(a)     1.9      1.3
William G. Parkhouse(b)(11)....................    179,382(a)     1.7      1.1
All directors, director nominees and executive
 officers as a group
 (9 persons)(12)...............................  6,847,479       63.0     43.1

--------
 * Less than 1%.

 (a) Consists entirely of Limited Vote Common Stock. See "Description of Capital Stock" for a description of the Limited Vote Common Stock.

 (b) Owns more than 5% of the outstanding shares of Limited Vote Common Stock.

 (1) The address for Messrs. Ball, Colson, Proto, Haddox, Jensen and Willis is 3555 Timmons Lane, Suite 610, Houston, Texas 77027.

 (2) Includes 1,484,542 shares issued to Main Street. Mr. Foster is a Managing Director of Main Street. The address for Main Street and Mr. Foster is 1360 Post Oak Blvd., Suite 800, Houston, Texas 77056.

 (3) The address for Mr. Tucci is 14103 Eight Street East, Sumner, Washington 98390.

 (4) The address for Mr. Wilson is 1440 Iron Street, P.O. Box 12520, North Kansas City, Missouri 64116.

 (5) The address for Mr. Martell is 4601 Cleveland Road, P.O. Box 3915, South Bend, Indiana 46619. Includes 174,310 shares owned by trusts for the benefit of minor children of Mr. Martell, of which he disclaims beneficial ownership.

 (6) The address for Mr. Soule is 2045 W. Union Avenue, Englewood, Colorado
     80110.

 (7) In addition, each of Messrs. Ball, Proto and Willis have committed to purchase 15,000 shares of Common Stock in the Offering.

 (8) The address for Mr. Miller is 109 E. 5th Street, Suite E, Auburn, Indiana 46706.

 (9) The address for Midwest Acquisition Support, LLC is 4040 San Felipe, Suite 155, Houston Texas 77027. Midwest Acquisition Support LLC is a limited liability company controlled by Bernard J. Gram.

(10) The address for Mr. Colmar is 603 W. 13th, Suite 1A-247, Austin, Texas 78701. Does not include 117,525 shares of Limited Vote Common Stock owned by members of Mr. Colmar's family, for which he disclaims beneficial ownership.

(11) The address for Mr. Parkhouse is 5901 Fox Chapel Road, Austin, Texas 78746. Does not include 154,640 shares of Limited Vote Common Stock held in trust for members of Mr. Parkhouse's family, for which he disclaims beneficial ownership.

(12) Includes 1,682,042 shares of Limited Vote Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  Upon completion of the Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $.00001 per share, including 3,345,333 shares of Limited Vote Common Stock. The Company has also authorized the issuance of 10,000,000 shares of Preferred Stock, par value $.00001 per share ("Preferred Stock"). The following discussion is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Company, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK AND LIMITED VOTE COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

  Holders of Limited Vote Common Stock, voting together as a single class, are entitled to elect one director. Holders of Limited Vote Common Stock are not entitled to vote on the election of any other directors. Only the holders of the Limited Vote Common Stock may remove the director such holders are entitled to elect. Holders of Limited Vote Common Stock are entitled to 0.10 of one vote for each share held on all other matters on which they are entitled to vote.

  Subject to the rights of any then outstanding shares of Preferred Stock, holders of Common Stock and Limited Vote Common Stock are together entitled to participate pro rata in such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock and Limited Vote Common Stock together are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. Holders of Common Stock and holders of Limited Vote Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. Shares of Limited Vote Common Stock are not subject to any redemption provisions and are convertible into Common Stock as described below.

  Each share of Limited Vote Common Stock will automatically convert to Common Stock on a share-for-share basis in the event of a permitted disposition of such share of Limited Vote Common Stock by the holder thereof (other than a distribution by a holder to its partners or beneficial owners or a transfer to a related party of such holder or to another holder of Limited Vote Common Stock or a related party thereto (whether a party is a "related party" shall be determined in accordance with Sections 267, 707, 318 and/or 4946 of the
Code)). The holders of Limited Vote Common Stock have no rights to convert Limited Vote Common Stock into Common Stock and the only conversion feature of the Limited Vote Common Stock is the automatic conversion upon a permitted disposition.

  The Common Stock has been approved for listing, subject to notice of issuance, on the NYSE.

PREFERRED STOCK

  The Preferred Stock may be issued from time to time by the Board of Directors in one or more series. Subject to the provisions of the Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative, participating, optional, exchange or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the holders of Common Stock.

  Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents a Delaware corporation from engaging in a "business combination" (as defined) with an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock or affiliate or associate) for three years following the time such stockholder became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the business combination or the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) at or subsequent to the time such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

LIMITATION ON DIRECTORS' LIABILITY

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Amended and Restated Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of a director's fiduciary duty as a director, except for liability for breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or for any transaction in which a director has derived an improper personal benefit.

  The Amended and Restated Certificate of Incorporation provides that each officer and director of the Company will be indemnified and held harmless, to the fullest extent permitted by Delaware law (as amended from time to time), against all expenses, liabilities and losses reasonably suffered in connection with any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company or, while being at the time a director or officer of the Company, is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another entity. The Company is not, however, permitted to indemnify any person in connection with a proceeding initiated by that person unless such proceeding was authorized by the Board of Directors. The Bylaws also provide for mandatory advancement of expenses of officers and directors incurred in defending any covered proceeding in advance of its final disposition. The Company also intends to obtain directors' and officers' liability insurance.

  The inclusion of these provisions in the Amended and Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

OTHER MATTERS

  The Amended and Restated Certificate of Incorporation provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall be at least one and not more than nineteen. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provision of the Bylaws authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

  The Amended and Restated Certificate of Incorporation provides that upon consummation of the Offering stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Amended and Restated Certificate of Incorporation provides that special meetings of the stockholders can be called only by the Chairman of the Board pursuant to a resolution approved by a majority of the whole Board of Directors.

STOCKHOLDER PROPOSALS

  The Company's Bylaws contain provisions (i) requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and (ii) establishing certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (a) in the event of business to be brought by a stockholder before, (i) an annual meeting, not less than 90 nor more than 180 days prior to the earlier of the date of the meeting or the anniversary date of the immediately preceding annual meeting of stockholders and (ii) a special meeting, not less than 40 nor more than 60 days prior to the date of such meeting of stockholders (with certain exceptions if less than 50 days notice or prior public disclosure of the date of the special meeting is given to stockholders) and (b) in the event of nominations of persons for election to the Board of Directors by any stockholder, (i) with respect to an election to be held at the annual meeting of stockholders, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The foregoing summary is qualified in its entirety by reference to the Company's Bylaws, which are included as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Acquisitions and completion of the Offering, the Company will have outstanding 15,872,333 shares of Common Stock (16,622,333 if the Underwriters' over-allotment option is exercised in full) of which the 5,000,000 shares sold in the Offering (5,750,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for those held by "affiliates" (as defined in the Securities Act) of the Company, which shares will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 10,872,333 shares of Common Stock are deemed "restricted securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act as described below.

  In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, the acquiror or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if a period of at least two years has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquiror or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof. The Securities and Exchange Commission (the "Commission") has proposed certain amendments to Rule 144 that would, among other things, eliminate the manner of sale requirements and revise the notice provisions of that rule. The Commission has also solicited comments on other possible changes to Rule 144, including possible revisions to the one- and two-year holding periods and the volume limitations referred to above.

  As of the closing of this Offering, options to purchase an aggregate of 1,500,000 shares of Common Stock are expected to be issued under the 1997 Stock Option Plan. In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of, or consultant to, the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, the Company intends to file a Registration Statement on Form S-8 covering the shares issuable upon exercise of stock options that may be granted in the future under the 1997 Stock Option Plan, in which case such shares of Common Stock generally will be freely tradable by non-affiliates in the public market without restriction under the Securities Act.

  The Company, its executive officers, directors, current stockholders and persons acquiring shares of Common Stock in connection with the Acquisitions have agreed not to offer, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of any shares of Common Stock or any securities, indebtedness or other rights exercisable for or convertible or exchangeable into Common Stock owned or acquired in the future in any manner for a period of two years following the date of this Prospectus (the "Lockup Period") without the prior written consent of BT Alex. Brown Incorporated, except that the Company may, subject to certain conditions, issue Common Stock in connection with acquisitions, upon conversion of Limited Vote Common Stock into Common Stock and may grant Awards (or Common Stock upon exercise of Awards) under the 1997 Stock Option Plan. See "Underwriting." These restrictions will be applicable to any shares acquired by any of those persons in the Offering or otherwise during the Lockup Period. In connection with the Acquisitions, the Company has granted registration rights to stockholders of the Founding Companies in connection with registrations of sales of Common Stock by the Company following the Lockup Period (other than registrations in connection with acquisitions and pursuant to employee benefit plans).

  Prior to the Offering, there has been no established public market for the Common Stock. No prediction can be made of the effect, if any, that sales of shares under Rule 144, or otherwise, or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the Offering. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, or otherwise, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock of the Company and the Company's future ability to raise equity capital and complete any additional acquisitions for Common Stock. See "Underwriting."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, BancAmerica Robertson Stephens and Sanders Morris Mundy Inc. (together, the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
UNDERWRITERS                                                            SHARES
------------                                                           ---------
BT Alex. Brown Incorporated...........................................
BancAmerica Robertson Stephens........................................
Sanders Morris Mundy Inc..............................................
                                                                       ---------
  Total............................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $   per share to certain other dealers. After commencement of
the initial public offering, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to 5,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 5,000,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company regarding certain liabilities, including liabilities under the Securities Act.

  To facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

  The Company has agreed that it will not sell or offer any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except for shares issued (i) in connection with acquisitions, (ii) pursuant to the exercise of options granted under the 1997 Stock Option Plan and (iii) upon conversion of shares of Limited Vote Common Stock. Further, the Company's directors, officers and certain stockholders who beneficially own 10,872,333 shares in the aggregate have agreed not to directly or indirectly sell or offer for sale or otherwise dispose of any Common Stock for a period of two years after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Two shareholders and directors of Sanders Morris Mundy Inc. are limited partners in Main Street. The shares of Common Stock beneficially owned by these two individuals represent less than 1% of the Common Stock to be outstanding after the consummation of the Offering.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Founding Companies in recent periods, the market capitalization and stages of development or other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant by the Company and the Representatives.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jackson Walker L.L.P., Dallas, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The financial statements of Quanta and the Founding Companies, included in this Prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The Common Stock issued in connection with the Acquisitions may not be sold to the public and the holders of those shares are restricted from selling those shares to the public for a period of at least two years after consummation of the Acquisitions. An independent valuation study was rendered to Quanta by Willamette Management Associates, Inc., independent appraisers, to assist Quanta in determining the discount to be applied to the Common Stock issued in connection with the Acquisitions and Limited Vote Common Stock in reliance upon the authority of such firm as experts in rendering said valuation study.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describes the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the
Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Public Reference Section of the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its stockholders with annual reports containing audited financial statements and such other reports as may be required from time to time by law or the NYSE.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
QUANTA SERVICES, INC. UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
  Introduction to Unaudited Pro Forma Combined Financial Statements.......  F-2
  Unaudited Pro Forma Combined Balance Sheet..............................  F-3
  Unaudited Pro Forma Combined Statements of Operations...................  F-4
  Notes to Unaudited Pro Forma Combined Financial Statements..............  F-6
PAR ELECTRICAL CONTRACTORS, INC.
  Report of Independent Public Accountants................................ F-12
  Balance Sheets.......................................................... F-13
  Statements of Operations................................................ F-14
  Statements of Cash Flows................................................ F-15
  Statements of Shareholders' Equity...................................... F-16
  Notes to Financial Statements........................................... F-17
QUANTA SERVICES, INC.
  Report of Independent Public Accountants................................ F-26
  Balance Sheet........................................................... F-27
  Statement of Operations................................................. F-28
  Statement of Stockholders' Equity....................................... F-29
  Notes to Financial Statements........................................... F-30
FOUNDING COMPANIES
UNION POWER CONSTRUCTION COMPANY
  Report of Independent Public Accountants................................ F-33
  Balance Sheets.......................................................... F-34
  Statements of Operations................................................ F-35
  Statements of Cash Flows................................................ F-36
  Statements of Stockholders' Equity...................................... F-37
  Notes to Financial Statements........................................... F-38
TRANS TECH ELECTRIC, INC.
  Report of Independent Public Accountants................................ F-46
  Balance Sheets.......................................................... F-47
  Statements of Operations................................................ F-48
  Statements of Cash Flows................................................ F-49
  Statements of Shareholders' Equity...................................... F-50
  Notes to Financial Statements........................................... F-51
POTELCO, INC.
  Report of Independent Public Accountants................................ F-58
  Balance Sheets.......................................................... F-59
  Statements of Operations................................................ F-60
  Statements of Cash Flows................................................ F-61
  Statements of Stockholder's Equity...................................... F-62
  Notes to Financial Statements........................................... F-63

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION

  The following unaudited pro forma combined financial statements give effect to (i) the acquisitions by Quanta Services, Inc. (Quanta), of the outstanding capital stock of PAR, TRANS TECH, Union Power and Potelco (together, the Founding Companies), and related transactions and (ii) the Offering. The acquisitions (the Acquisitions) will occur simultaneously with the closing of Quanta's initial public offering (the Offering) and will be accounted for using the purchase method of accounting. PAR has been identified as the accounting acquiror for financial statement presentation purposes as its stockholders will represent the largest voting interest within Quanta.

  The unaudited pro forma combined balance sheet gives effect to the Acquisitions and related transactions, and the Offering, as if they had occurred on September 30, 1997. The unaudited pro forma combined statements of operations give effect to these transactions as if they had occurred on January 1, 1996.

  Quanta has preliminarily analyzed the savings that is expects to be realized from reductions in salaries, bonuses and certain benefits to the owners. To the extent the owners of the Founding Companies have contractually agreed to prospective reductions in salary, bonuses, benefits and lease payments, these reductions have been reflected in the unaudited pro forma combined statements of operations. With respect to other potential cost savings, Quanta has not and cannot quantify these savings until completion of the Acquisitions. It is anticipated that these savings will be offset by costs related to Quanta's new corporate management and by the costs associated with being a public company. However, because these costs cannot be accurately quantified at this time, they have not been included in the pro forma financial information of Quanta.

  The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that Company management deems appropriate and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what Quanta's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates and are not necessarily representative of Quanta's financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See also "Risk Factors" included elsewhere herein.

                  QUANTA SERVICES, INC. AND FOUNDING COMPANIES
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                                 PRO
                                           TRANS    UNION           PRO FORMA   FORMA    POST MERGER    AS
                           PAR    POTELCO  TECH     POWER   QUANTA ADJUSTMENTS COMBINED  ADJUSTMENTS ADJUSTED
         ASSETS          -------  ------- -------  -------  ------ ----------- --------  ----------- --------
CURRENT ASSETS:
 Cash and cash
  equivalents........... $    34  $  280  $   865  $    74   $  8    $   874   $  2,135   $    340   $  2,475
 Accounts receivable....  10,776   5,016    6,297    7,947    --        (651)    29,385        --      29,385
 Less -- Allowance......     100      47      158       84    --         --         389        --         389
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
  Accounts receivable,
   net..................  10,676   4,969    6,139    7,863    --        (651)    28,996        --      28,996
 Costs and profits
  recognized in excess
  of billings...........   1,218     975    4,320      361    --         --       6,874        --       6,874
 Other receivables......     148     --       --       --     --         --         148        --         148
 Inventories............     --      --       684      --     --         --         684        --         684
 Prepaid expenses and
  other.................   1,130      34       86      279     56        --       1,585        (56)     1,529
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total current assets.  13,206   6,258   12,094    8,577     64        223     40,422        284     40,706
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
PROPERTY AND EQUIPMENT,
 NET....................  13,992   3,206    2,924    6,065    --        (925)    25,262        --      25,262
OTHER ASSETS............     240     --         3      --     --         --         243        --         243
GOODWILL................     --      --       --       --     --      59,915     59,915        --      59,915
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total assets......... $27,438  $9,464  $15,021  $14,642   $ 64    $59,213   $125,842   $    284   $126,126
                         =======  ======  =======  =======   ====    =======   ========   ========   ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current maturities of
  long-term debt........ $ 6,294  $1,653  $ 2,797  $ 1,138   $--     $ 7,816   $ 19,698   $(11,857)  $  7,841
 Accounts payable and
  accrued expenses......   7,376   2,163    5,166    4,330    --        (651)    18,384                18,384
 Payables to Founding
  Company stockholders..     --      254      --       --      64     21,000     21,318    (21,318)       --
 Billings in excess of
  costs and profits
  recognized............      85      74      173      163    --         --         495        --         495
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total current
    liabilities......... $13,755  $4,144  $ 8,136  $ 5,631   $ 64    $28,165   $ 59,895   $(33,175)  $ 26,720
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
LONG-TERM LIABILITIES:
 Long-term debt, net of
  current maturities....   2,008   1,382      981    1,076    --         (26)     5,421     (5,421)       --
 Deferred income taxes..   2,224     --       --     1,257    --         788      4,269        --       4,269
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total long-term
    liabilities.........   4,232   1,382      981    2,333    --         762      9,690     (5,421)     4,269
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
COMMITMENTS AND
 CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common Stock...........      50     --       125       25    --        (200)       --         --         --
 Limited Vote Common
  Stock.................     --      --       --       --     --         --         --         --         --
 Addition paid-in
  capital...............     --      160      --       --     --      45,240     45,400     38,880     84,280
 Unrealized loss on
  securities............     --      --       --       (56)   --         --         (56)       --         (56)
 Retained earnings......  10,913   3,778    5,841    6,709    --     (16,328)    10,913        --      10,913
 Treasury stock.........  (1,512)    --       (62)     --     --       1,574        --         --         --
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total stockholders'
    equity..............   9,451   3,938    5,904    6,678    --      30,286     56,257   $ 38,880     95,137
                         -------  ------  -------  -------   ----    -------   --------   --------   --------
   Total liabilities and
    stockholders'
    equity.............. $27,438  $9,464  $15,021  $14,642   $ 64    $59,213   $125,842   $    284   $126,126
                         =======  ======  =======  =======   ====    =======   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             TRANS    UNION           PRO FORMA
                            PAR    POTELCO   TECH     POWER   QUANTA ADJUSTMENTS  TOTAL
                          -------  -------  -------  -------  ------ ----------- --------
REVENUES................  $42,684  $14,549  $24,414  $30,884  $ --     $(4,388)  $108,143
COST OF SERVICES
 (including
 depreciation)..........   35,789   12,946   20,426   26,996    --      (4,388)    91,769
                          -------  -------  -------  -------  -----    -------   --------
  Gross profit..........    6,895    1,603    3,988    3,888    --         --      16,374
SELLING, GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............    5,012      971    1,848    1,471    --        (908)     8,394
GOODWILL AMORTIZATION...      --       --       --       --     --       1,498      1,498
                          -------  -------  -------  -------  -----    -------   --------
INCOME FROM OPERATIONS..    1,883      632    2,140    2,417    --        (590)     6,482
OTHER INCOME (EXPENSE):
  Interest expense......     (576)    (321)    (313)     (33)   --         661       (582)
  Other, net............      (70)    (123)      45      166    --         164        182
                          -------  -------  -------  -------  -----    -------   --------
  Other income
   (expense), net.......     (646)    (444)    (268)     133    --         825       (400)
                          -------  -------  -------  -------  -----    -------   --------
INCOME BEFORE INCOME TAX
 EXPENSE................    1,237      188    1,872    2,550    --         235      6,082
PROVISION FOR INCOME
 TAXES:.................      487      --       --       451    --       2,056      2,994
                          -------  -------  -------  -------  -----    -------   --------
NET INCOME..............  $   750  $   188  $ 1,872  $ 2,099  $ --     $(1,821)  $  3,088
                          =======  =======  =======  =======  =====    =======   ========
NET INCOME PER SHARE....                                                         $   0.20
                                                                                 ========
SHARES USED IN COMPUTING
 PRO FORMA INCOME PER
 SHARE(1)...............                                                           15,835
                                                                                 ========

--------
(1) Includes (a) 3,345,333 shares issued to certain management personnel and the initial stockholders of Quanta, (b) 7,527,000 shares issued to owners of the Founding Companies and (c) 4,962,259 of the 5,000,000 shares sold in the Offering to pay the cash portion of the Acquisition consideration, expenses of the Offering and retirement of debt. The 37,741 shares excluded reflect net cash to Quanta.

  The accompanying notes are an integral part of these financial statements.

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             TRANS    UNION           PRO FORM
                            PAR    POTELCO   TECH     POWER   QUANTA ADJUSTMENTS  TOTAL
                          -------  -------  -------  -------  ------ ----------- --------
REVENUES................  $36,439  $13,248  $24,278  $37,202   $--     $(2,501)  $108,666
COST OF SERVICES
 (including
 depreciation)..........   27,944   10,416   19,687   31,750    --      (2,501)    87,296
                          -------  -------  -------  -------   ----    -------   --------
Gross profit............    8,495    2,832    4,591    5,452    --         --      21,370
SELLING, GENERAL AND
 ADMINITRATIVE EXPENSES.    5,013      777    1,362    1,914    --      (1,773)     7,293
GOODWILL AMORTIZATION...      --       --       --       --     --       1,123      1,123
                          -------  -------  -------  -------   ----    -------   --------
INCOME FROM OPERATIONS..    3,482    2,055    3,229    3,538    --         650     12,954
OTHER INCOME (EXPENSE):
  Interest expense......     (470)    (185)    (232)    (115)   --         508       (494)
  Other, net............      (97)      20       38      230    --         125        316
                          -------  -------  -------  -------   ----    -------   --------
  Other income
   (expense), net.......     (567)    (165)    (194)     115    --         633       (178)
                          -------  -------  -------  -------   ----    -------   --------
INCOME BEFORE INCOME TAX
 EXPENSE................    2,915    1,890    3,035    3,653    --       1,283     12,776
PROVISION FOR INCOME
 TAXES..................    1,172      --       --     1,461    --       2,791      5,424
                          -------  -------  -------  -------   ----    -------   --------
NET INCOME..............  $ 1,743  $ 1,890  $ 3,035  $ 2,192   $--     $(1,508)  $  7,352
                          =======  =======  =======  =======   ====    =======   ========
NET INCOME PER SHARE....                                                         $   0.46
                                                                                 ========
SHARES USED IN COMPUTING
 PRO FORMA INCOME PER
 SHARE(1)...............                                                           15,835
                                                                                 ========

--------
(1) Includes (a) 3,345,333 shares issued to certain management personnel and the initial stockholders of Quanta, (b) 7,527,000 shares issued to owners of the Founding Companies and (c) 4,962,259 of the 5,000,000 shares sold in the Offering to pay the cash portion of the Acquisition consideration, expenses of the Offering and retirement of debt. The 37,741 shares excluded reflect net cash to Quanta.

  The accompanying notes are an integral part of these financial statements.

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GENERAL:

  Quanta Services, Inc. (Quanta), was founded to create a leading provider of specialty electrical contracting and maintenance services primarily related to electric and telecommunications infrastructure in North America. Quanta has conducted no operations to date and will acquire the Founding Companies concurrently with and as a condition of the closing of this Offering.

  The historical financial statements reflect the financial position and results of operations of the Founding Companies and were derived from the respective Founding Companies' financial statements where indicated. The periods included in these financial statements for the individual Founding Companies are as of and for the nine months ended September 30, 1997, and for the year ended December 31, 1996. The audited historical financial statements included elsewhere herein have been included in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 80.

2. ACQUISITION OF FOUNDING COMPANIES:

  Concurrently with and as a condition to the closing of this Offering, Quanta will acquire all of the outstanding capital stock of the Founding Companies. The acquisitions will be accounted for using the purchase method of accounting with PAR being reflected as the accounting acquiror as its stockholders will represent the largest voting interest within Quanta.

  The following table sets forth the consideration to be paid (a) in cash and
(b) in shares of Common Stock to the common stockholders of each of the Founding Companies, other than the accounting acquiror (PAR). For purposes of computing the estimated purchase price for accounting purposes, the value of the shares was determined using an estimated fair value of $7.20 per share (or $32.6 million), which is less than the estimated initial public offering price of $9.00 per share due primarily to restrictions on the sale and transferability of the shares issued. The total estimated purchase price of $45.2 million for the acquisition is based upon preliminary estimates and is subject to certain purchase price adjustments at and following closing. The table does not reflect distributions totaling $7.8 million consisting of certain Founding Companies' undistributed earnings previously taxed to their stockholders (S Corporation Distributions) prior to the Acquisitions.

                                                                     SHARES OF
                                                             CASH   COMMON STOCK
                                                            ------- ------------
                                                               (IN THOUSANDS)
      Potelco.............................................. $ 2,919    1,046
      TRANS TECH...........................................   4,363    1,564
      Union Power..........................................   5,348    1,917
                                                            -------    -----
        Total.............................................. $12,630    4,527
                                                            =======    =====

  Additionally, the Limited Vote Common Stock issued to the initial stockholders and management has been accounted for by the Company as a purchase transaction. For purposes of estimating the purchase price for accounting purposes, the value of the shares was determined using an estimated fair value of $6.75 per share (or $22.6 million) which is less than the estimated initial public offering price of $9.00 per share due to restrictions on the sale and transferability of the shares issued, and the limited vote provisions applicable to such shares.

  For purposes of the transactions discussed above, the Company utilized a $7.20 per share value for the Common Stock and a $6.75 per share value for the Limited Vote Common Stock in calculating goodwill. These valuations reflect a 20% and 25% discount, respectively, from the expected initial public

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

offering price, based on the two-year lock-up agreement entered into by the stockholders of each Founding Company and by the holders of the Limited Vote Common Stock with BT Alex. Brown Incorporated. The Company does not believe that the effect of using these discounts, as compared to using a nominal discount in the range of, for example, 10% for the Common Stock and 15% for the Limited Vote Common Stock, is material to its pro forma financial statements.

3. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS:

  (a) Records the S Corporation Distributions of $7.8 million, which is expected to be distributed using new borrowings of $7.8 million.

  (b) Records the liability for the cash portion of the consideration to be paid to PAR, the accounting acquiror, and the merger of Quanta with PAR.

  (c) Records the transfer of certain net nonoperating assets to the Founding Companies prior to the Acquisition at a price equal to the net book value of such assets. Management believes that the historical carrying value of such net non-operating assets approximate fair value. Additionally, reflects the elimination of payables and receivables between PAR and Union Power.

  (d) Records the purchase of the Founding Companies by Quanta consisting of payables to Founding Company stockholders of $12.6 million (to reflect the cash consideration payable to the Founders excluding PAR) and 4.53 million shares of Common Stock valued at $7.20 per share (or $32.6 million) for a total estimated purchase price of $45.2 million resulting in excess purchase price of $37.3 million over the net assets acquired of $7.9 million (see Note 2). Additionally, records the 3.3 million shares of Limited Vote Common Stock, issued to the sponsors and management valued at $6.75 per share (or $22.6 million) resulting in excess purchase price of $22.6 million over the net assets acquired. Based on its initial assessment, management believes that the historical carrying value of the Founding Companies' assets and liabilities will approximate fair value and that there are no other identifiable intangible assets to which any material purchase price can be allocated.

    The following reconciles the historical net assets of the Founding Companies to the net assets acquired (in thousands):

                                                                       ACQUIRED
                                                    TOTAL     LESS--   FOUNDING
                                                   COMBINED    PAR     COMPANIES
                                                   --------  --------  ---------
        Historical net assets..................... $25,183     (9,451)  $15,732
        S Corporation Distributions (as discussed
         elsewhere herein)........................  (7,841)       --     (7,841)
                                                   -------   --------   -------
        Net assets after transfers................ $17,342   $ (9,451)  $ 7,891
                                                   =======   ========   =======

  (e) Records the cash proceeds of $38.9 million from the issuance of shares of Quanta Common Stock (based on an initial public offering price of $9.00 per share) net of estimated offering costs of $6.1 million. Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

  (f) Records payment of the cash portion of the consideration to the stockholders of the Founding Companies of $21.0 million in connection with the Acquisitions and the expected repayment of outstanding short- and long-term debt totaling $17.6 million.

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The following table summarizes unaudited pro forma combined balance sheet adjustments (in thousands):

                                          ADJUSTMENT
                                ----------------------------------   PRO FORMA
                                  (A)      (B)      (C)      (D)    ADJUSTMENTS
            ASSETS              -------  --------  ------  -------  -----------
Current assets--
  Cash and cash equivalents.... $   --   $    --    $ 874  $   --    $    874
  Accounts receivable..........     --        --     (651)     --        (651)
  Prepaid expenses and other...     --        --      --       --         --
                                -------  --------  ------  -------   --------
    Total current assets.......     --        --      223      --         223
Property and equipment, net....     --        --     (925)     --        (925)
Goodwill.......................     --        --      --    59,915     59,915
                                -------  --------  ------  -------   --------
    Total assets............... $   --   $    --   $ (702) $59,915   $ 59,213
                                =======  ========  ======  =======   ========
 LIABILITIES AND STOCKHOLDERS'
            EQUITY
Current liabilities--
  Current maturities of long-
   term debt................... $ 7,841  $     --  $  (25) $    --   $  7,816
  Accounts payable and accrued
   expenses....................     --        --     (651)     --        (651)
  Payables to Founding Company
   stockholders................     --      8,370     --    12,630     21,000
                                -------  --------  ------  -------   --------
    Total current liabilities..   7,841     8,370    (676)  12,630     28,165
Long-term debt, net of current
 maturities....................     --        --      (26)     --         (26)
Deferred income taxes..........     --        --      --       788        788
                                -------  --------  ------  -------   --------
    Total liabilities..........   7,841     8,370    (702)  13,418     28,927
Stockholders' equity--
  Common Stock.................     --        (20)    --      (180)      (200)
  Limited Vote Common Stock....     --        --      --        --         --
  Additional paid-in capital...     --     (9,862)    --    55,102     45,240
  Retained earnings............  (7,841)      --      --    (8,487)   (16,328)
  Treasury stock...............     --      1,512     --        62      1,574
                                -------  --------  ------  -------   --------
    Total stockholders' equity.  (7,841)   (8,370)    --    46,497     30,286
                                -------  --------  ------  -------   --------
    Total liabilities and
     stockholders' equity...... $   --   $    --   $ (702) $59,915   $ 59,213
                                =======  ========  ======  =======   ========

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                                                      ADJUSTMENT
                                                   ----------------  POST MERGER
                                                     (E)     (F)     ADJUSTMENTS
                      ASSETS                         ---   --------  -----------
Current assets--
  Cash and cash equivalents....................... $38,936 $(38,596)  $    340
  Prepaid expenses and other......................     --       (56)       (56)
                                                   ------- --------   --------
    Total current assets..........................  38,936  (38,652)       284
                                                   ------- --------   --------
    Total assets.................................. $38,936 $(38,652)  $    284
                                                   ======= ========   ========
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities--
  Current maturities of long-term debt............ $   --  $(11,857)  $(11,857)
  Payable to Founding Company stockholders........     --   (21,318)   (21,318)
                                                   ------- --------   --------
    Total current liabilities.....................     --   (33,175)   (33,175)
Long-term debt, net of current maturities.........     --    (5,421)    (5,421)
                                                   ------- --------   --------
    Total liabilities.............................     --   (38,596)   (38,596)
                                                   ------- --------   --------
Stockholders' equity--
  Common Stock....................................     --       --         --
  Limited Vote Common Stock.......................     --       --         --
  Additional paid-in capital......................  38,936      (56)    38,880
  Retained earnings...............................     --       --         --
  Treasury stock..................................     --       --         --
                                                   ------- --------   --------
    Total stockholders' equity....................  38,936      (56)    38,880
                                                   ------- --------   --------
    Total liabilities and stockholders' equity.... $38,936 $(38,652)  $    284
                                                   ======= ========   ========

4. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS ADJUSTMENTS:

YEAR ENDED DECEMBER 31, 1996

  (a) Reflects the $0.9 million reduction in salaries, bonuses and benefits to the owners of the Founding Companies. These reductions in salaries, bonuses and benefits have been agreed to prospectively in accordance with the terms of employment agreements. Such employment agreements are primarily for three years, contain restrictions related to competition and provide severance for termination of employment in certain circumstances. Additionally, reflects reductions in expenses associated with certain non-operating assets that will be transferred to the Founding Companies prior to the Acquisitions.

  (b) Reflects the amortization of goodwill to be recorded as a result of these Acquisitions over a 40-year estimated life.

  (c) Reflects interest expense of $0.7 million on borrowings of $7.8 million necessary to fund the S Corporation Distributions, net of interest savings of $1.4 million on $17.6 million of debt to be repaid using proceeds from the Offering or distributed prior to the Acquisitions. The additional $0.7 million of interest expense was calculated utilizing an annual effective interest rate of approximately 8.5%.

  (d)  Reflects the elimination of revenues between PAR and Union Power.

                 QUANTA SERVICES, INC. AND FOUNDING COMPANIES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  (e) Reflects the incremental provision for federal and state income taxes at an approximate 39.0% overall tax rate before goodwill and other permanent items, relating to the other statement of operations adjustments and for income taxes on S corporation income not provided for in the historical financial statements.

  The following table summarizes unaudited pro forma combined statements of operations adjustments (in thousands):

                                         ADJUSTMENT
                             --------------------------------------   PRO FORMA
                              (A)      (B)    (C)    (D)      (E)    ADJUSTMENTS
                             ------  -------  ---- -------  -------  -----------
Revenues...................  $  --   $   --   $--  $(4,388) $   --     $(4,388)
Cost of service............     --       --    --   (4,388)     --      (4,388)
                             ------  -------  ---- -------  -------    -------
  Gross profit.............     --       --    --      --       --         --
Selling, general and admin-
 istrative expenses........    (908)     --    --      --       --        (908)
Goodwill amortization......     --     1,498   --      --       --       1,498
                             ------  -------  ---- -------  -------    -------
  Income (loss) from
   operations..............     908   (1,498)  --      --       --        (590)
Other income (expense)--
  Interest expense.........     --       --    661     --       --         661
  Other, net...............     164      --    --      --       --         164
                             ------  -------  ---- -------  -------    -------
  Income (loss) before
   income taxes............   1,072   (1,498)  661     --       --         235
Provision for income taxes.     --       --    --      --     2,056      2,056
                             ------  -------  ---- -------  -------    -------
Net income (loss)..........  $1,072  $(1,498) $661 $   --   $(2,056)   $(1,821)
                             ======  =======  ==== =======  =======    =======

NINE MONTHS ENDED SEPTEMBER 30, 1997

  (a) Reflects the $1.8 million reduction in salaries, bonuses and benefits to the owners of the Founding Companies. These reductions in salaries, bonuses and benefits have been agreed to prospectively in accordance with the terms of employment agreements. Such employment agreements are primarily for three years, contain restrictions related to competition and provide severance for termination of employment in certain circumstances. Additionally, reflects reductions in expenses associated with certain non-operating assets that will be transferred to the Founding Companies prior to the Acquisitions.

  (b) Reflects the amortization of goodwill to be recorded as a result of these Acquisitions over a 40-year estimated life.

  (c) Reflects interest expense of $0.5 million on borrowings of $7.8 million necessary to fund the S Corporation Distributions, net of interest savings of $1.0 million on $17.6 million of debt to be repaid using proceeds from the Offering. The additional $0.5 million of interest expense was calculated utilizing an annual effective interest rate of approximately 8.5%.

  (d)  Reflects the elimination of revenues between PAR and Union Power.

  (e) Reflects the incremental provision for federal and state income taxes at an approximate 39.0% overall tax rate before goodwill and other permanent items, relating to the other statements of operations adjustments and for income taxes on S corporation income not provided for in the historical financial statements.

                  QUANTA SERVICES, INC. AND FOUNDING COMPANIES
    NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The following table summarizes unaudited pro forma combined statements of operations adjustments (in thousands):

                                         ADJUSTMENT
                             --------------------------------------   PRO FORMA
                              (A)      (B)    (C)    (D)      (E)    ADJUSTMENTS
                             ------  -------  ---- -------  -------  -----------
Revenues...................  $  --   $   --   $--  $(2,501) $   --     $(2,501)
Cost of service............     --       --    --   (2,501)     --      (2,501)
                             ------  -------  ---- -------  -------    -------
    Gross profit...........     --       --    --      --       --         --
Selling, general and
 administrative expenses...  (1,773)     --    --      --       --      (1,773)
Goodwill amortization......     --     1,123   --      --       --       1,123
                             ------  -------  ---- -------  -------    -------
    Income (loss) from
     operations............   1,773   (1,123)  --      --       --         650
Other income (expense)--
  Interest expense.........     --       --    508     --       --         508
  Other, net...............     125      --    --      --       --         125
                             ------  -------  ---- -------  -------    -------
    Income (loss) before
     income taxes..........   1,898   (1,123)  508     --       --       1,283
Provision for income taxes.     --       --    --      --     2,791      2,791
                             ------  -------  ---- -------  -------    -------
Net income (loss)..........  $1,898  $(1,123) $508 $   --   $(2,791)   $(1,508)
                             ======  =======  ==== =======  =======    =======

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PAR Electrical Contractors, Inc.:

We have audited the accompanying balance sheets of PAR Electrical Contractors, Inc., a Missouri corporation, as of December 31, 1996, and September 30, 1997, and the related statements of operations, cash flows and shareholders' equity for the three years ended December 31, 1996, and the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAR Electrical Contractors, Inc., as of December 31, 1996, and September 30, 1997, and the results of its operations and cash flows for the three years ended December 31, 1996, and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
December 5, 1997

                        PAR ELECTRICAL CONTRACTORS, INC.
                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                       ASSETS                        ------------ -------------
CURRENT ASSETS:
  Cash and cash equivalents.........................   $   479       $    34
  Accounts receivable--
    Trade, net of allowance of $100.................     7,390        10,439
    Retainage.......................................       374           237
    Other receivables...............................        78           148
  Costs and estimated earnings in excess of billings
   on uncompleted contracts.........................       663         1,218
  Deferred income taxes.............................       160           972
  Prepaid expenses and other current assets.........       360           158
                                                       -------       -------
    Total current assets............................     9,504        13,206
PROPERTY AND EQUIPMENT, net.........................    10,977        13,992
OTHER ASSETS........................................       218           240
                                                       -------       -------
    Total assets....................................   $20,699       $27,438
                                                       =======       =======
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt..............   $ 2,555       $ 1,964
  Current portion of capital lease obligations......        25            55
  Bank line of credit...............................     2,378         4,275
  Accounts payable and accrued expenses.............     2,725         7,376
  Billings in excess of costs and estimated earnings
   on uncompleted contracts.........................     1,168            85
                                                       -------       -------
    Total current liabilities.......................     8,851        13,755
LONG-TERM DEBT, net of current maturities...........     2,000         1,867
LONG-TERM CAPITAL LEASE OBLIGATIONS, net of current
 maturities.........................................        74           141
DEFERRED INCOME TAXES...............................     2,066         2,224
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, $100 par value, 500 shares
   authorized, 200 shares issued and outstanding....        50            50
  Retained earnings.................................     9,170        10,913
  Treasury stock, 300 shares, at cost...............    (1,512)       (1,512)
                                                       -------       -------
    Total shareholders' equity......................     7,708         9,451
                                                       -------       -------
    Total liabilities and shareholders' equity......   $20,699       $27,438
                                                       =======       =======

   The accompanying notes are an integral part of these financial statements.

                        PAR ELECTRICAL CONTRACTORS, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                -------------------------  -------------------
                                 1994     1995     1996       1996      1997
                                -------  -------  -------  ----------- -------
                                                           (UNAUDITED)
REVENUES....................... $43,909  $38,915  $42,684    $29,806   $36,439
COST OF SERVICES (including
 depreciation).................  36,525   33,193   35,789     25,583    27,944
                                -------  -------  -------    -------   -------
  Gross profit.................   7,384    5,722    6,895      4,223     8,495
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES.......   4,836    4,342    5,012      3,560     5,013
                                -------  -------  -------    -------   -------
  Income from operations.......   2,548    1,380    1,883        663     3,482
                                -------  -------  -------    -------   -------
OTHER INCOME (EXPENSE):
  Interest expense.............    (375)    (568)    (576)      (411)     (470)
  Other, net...................     (37)      56      (70)       (47)      (97)
                                -------  -------  -------    -------   -------
    Other income (expense),
     net.......................    (412)    (512)    (646)      (458)     (567)
                                -------  -------  -------    -------   -------
INCOME BEFORE PROVISION FOR
 INCOME TAXES..................   2,136      868    1,237        205     2,915
PROVISION FOR INCOME TAXES.....     867      353      487         82     1,172
                                -------  -------  -------    -------   -------
NET INCOME..................... $ 1,269  $   515  $   750    $   123   $ 1,743
                                =======  =======  =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                        PAR ELECTRICAL CONTRACTORS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         YEARS ENDED         NINE MONTHS ENDED
                                         DECEMBER 31,          SEPTEMBER 30,
                                     ----------------------  ------------------
                                      1994    1995    1996      1996      1997
                                     ------  ------  ------  ----------- ------
                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVI-
 TIES:
 Net income........................  $1,269  $  515  $  750    $  123    $1,743
 Adjustments to reconcile net
 income to net cash provided by
 operating activities--
  Depreciation and amortization....   1,729   1,805   1,935     1,452     1,685
  Loss (gain) on sale of property
   and equipment...................     --        5     (57)      (57)      (16)
  Deferred income taxes............     203     166     204       187      (655)
  Changes in operating assets and
   liabilities--
   (Increase) decrease in--
    Accounts receivable............  (2,882)     64    (892)     (579)   (2,982)
    Costs and estimated earnings in
     excess of billings on
     uncompleted contracts.........    (115)    154    (531)      132      (555)
    Prepaid expenses and other
     current assets................    (195)    169     (54)      (38)      202
   Increase (decrease) in--
    Accounts payable and accrued
     expenses......................   1,190    (308)    363       528     4,651
    Billings in excess of costs and
     estimated earnings on
     uncompleted contracts.........     311    (362)    983      (185)   (1,083)
    Other, net.....................       3     (14)    (10)      (21)      (21)
                                     ------  ------  ------    ------    ------
     Net cash provided by operating
      activities...................   1,513   2,194   2,691     1,542     2,969
                                     ------  ------  ------    ------    ------
CASH FLOWS FROM INVESTING ACTIVI-
 TIES:
 Proceeds from sale of property and
  equipment........................     --      100      57        57       116
 Additions of property and
  equipment........................  (4,796) (2,427) (2,663)   (2,425)   (4,671)
                                     ------  ------  ------    ------    ------
     Net cash used in investing
      activities...................  (4,796) (2,327) (2,606)   (2,368)   (4,555)
                                     ------  ------  ------    ------    ------
CASH FLOWS FROM FINANCING ACTIVI-
 TIES:
 Proceeds from long-term debt......   4,468   1,501   1,787       312     1,350
 Payments of long-term debt........  (1,257) (1,935) (2,395)     (800)   (2,106)
 Net borrowings under bank lines of
  credit...........................     295     655     238       670     1,897
                                     ------  ------  ------    ------    ------
     Net cash provided by (used in)
      financing activities.........   3,506     221    (370)      182     1,141
                                     ------  ------  ------    ------    ------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..................     223      88    (285)     (644)     (445)
CASH AND CASH EQUIVALENTS,
 beginning of period...............     453     676     764       764       479
                                     ------  ------  ------    ------    ------
CASH AND CASH EQUIVALENTS, end of
 period............................  $  676  $  764  $  479    $  120    $   34
                                     ======  ======  ======    ======    ======
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Cash paid for--
  Interest.........................  $  378  $  575  $  572    $  429    $  464
  Income taxes, net of refunds.....     351     553     279        34        89

   The accompanying notes are an integral part of these financial statements.

                        PAR ELECTRICAL CONTRACTORS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                   COMMON STOCK                        TOTAL
                                   ------------- RETAINED TREASURY SHAREHOLDERS'
                                   SHARES AMOUNT EARNINGS  STOCK      EQUITY
                                   ------ ------ -------- -------- -------------
BALANCE, December 31, 1993........  200    $50   $ 6,636   $1,512     $5,174
  Net income......................  --     --      1,269      --       1,269
                                    ---    ---   -------   ------     ------
BALANCE, December 31, 1994........  200     50     7,905    1,512      6,443
  Net income......................  --     --        515      --         515
                                    ---    ---   -------   ------     ------
BALANCE, December 31, 1995........  200     50     8,420    1,512      6,958
  Net income......................  --     --        750      --         750
                                    ---    ---   -------   ------     ------
BALANCE, December 31, 1996........  200     50     9,170    1,512      7,708
  Net income......................  --     --      1,743      --       1,743
                                    ---    ---   -------   ------     ------
BALANCE, September 30, 1997.......  200    $50   $10,913   $1,512     $9,451
                                    ===    ===   =======   ======     ======

   The accompanying notes are an integral part of these financial statements.

                       PAR ELECTRICAL CONTRACTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

  PAR Electrical Contractors, Inc., a Missouri corporation (the Company), focuses on providing electrical contractor services primarily for utility companies, municipal and commercial companies. The Company performs the majority of its contract work under cost-plus-fee and fixed price contracts with contract terms generally ranging from four to 36 months. The Company performs the majority of its work in the Midwest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Interim Financial Information

  The interim financial statements for the nine months ended September 30, 1996, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnote disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Supplemental Cash Flow Information

  The Company had noncash investing and financing activities related to capital leases of approximately $111,000 and $129,000 during the year ended December 31, 1996, and the nine months ended September 30, 1997. There were no non-cash investing activities for the years ended December 31, 1994 and 1995.

 Accounts Receivable and Provision for Doubtful Accounts

  The Company provides an allowance for doubtful accounts when collection is considered doubtful.

 Property and Equipment

  Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation and amortization expense was approximately $1,729,000, $1,805,000, $1,935,000 and $1,685,000 for the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

  Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

 Revenue Recognition

  The Company recognizes revenue when services are performed except when work is being performed under a fixed price or cost-plus-fee contract. Such contracts generally provide that the customer accept completion of progress to date and compensate the Company for services which have been rendered, measured typically in terms of units installed, hours expended or some other measure of

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) progress. Revenues from fixed price or cost-plus-fee contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined.

  The balances billed but not paid by customers pursuant to retainage provisions in fixed price or cost-plus-fee contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

  The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

 Warranty Costs

  For certain contracts, the Company generally warrants labor for the first year after installation of new electrical systems. The Company generally warrants labor for 30 days after servicing of existing electrical systems. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management's estimate of future costs.

 Income Taxes

  The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

 Collective Bargaining Agreements

  The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements expire at various times through the year 2000.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reference is made to the "Revenue Recognition" section of this footnote and Note 11 for discussion of certain estimates reflected in the Company's financial statements.

 New Accounting Pronouncement

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) circumstances indicate that property and equipment or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

3.PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following (in thousands):

                                         ESTIMATED
                                        USEFUL LIVES DECEMBER 31, SEPTEMBER 30,
                                          IN YEARS       1996         1997
                                        ------------ ------------ -------------
  Land.................................       --       $ 1,105       $ 1,221
  Buildings and leasehold improvements.     5-31         1,255         1,255
  Operating equipment and vehicles.....     5-10        21,980        25,821
  Office equipment, furniture and fix-
   tures...............................        5           386           529
                                                       -------       -------
                                                        24,726        28,826
  Less--Accumulated depreciation and
   amortization........................                (13,749)      (14,834)
                                                       -------       -------
    Property and equipment, net........                $10,977       $13,992
                                                       =======       =======

4.DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

  Accounts payable and accrued expenses consist of the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
  Accounts payable, trade............................    $1,068       $1,572
  Accrued compensation and other expenses............     1,657        5,804
                                                         ------       ------
                                                         $2,725       $7,376
                                                         ======       ======

  Contracts in progress are as follows (in thousands):

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
  Costs incurred on contracts in progress...........   $  9,926     $ 16,439
  Estimated earnings, net of losses.................      2,322        2,386
                                                       --------     --------
                                                         12,248       18,825
  Less--Billings to date............................    (12,753)     (17,692)
                                                       --------     --------
                                                       $   (505)    $  1,133
                                                       ========     ========
  Costs and estimated earnings in excess of billings
   on uncompleted contracts.........................   $    663     $  1,218
  Less--Billings in excess of costs and estimated
   earnings on uncompleted contracts................     (1,168)         (85)
                                                       --------     --------
                                                       $   (505)    $  1,133
                                                       ========     ========

5.DEBT:

  The Company has an $8,000,000 bank revolving line of credit bearing interest at the bank's prime rate (8.5 percent at September 30, 1997), of which $2,378,000 and $4,275,000 was outstanding as of

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
December 31, 1996, and September 30, 1997, respectively. With regard to the line of credit, the Company has outstanding a $1,000,000 letter of credit outstanding related to its workman's compensation insurance program (see Note 11 for discussion related to the Company self-insuring for certain workers' compensation insurance). The Company also has a $4,000,000 equipment fixed line of credit bearing interest at the bank's prime rate (8.5 percent at September 30, 1997). These lines of credit expire in May 1998.

  The Company's long-term debt obligations consisted of the following:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                           (IN THOUSANDS)
Note payable to bank, prime plus 1%, interest rate,
 due $79,359 monthly including interest with final
 maturity October 1997.............................     $  797       $  119
Note payable to bank, prime plus.75%, interest
 rate, due $47,968 monthly including interest with
 final maturity December 1997......................        551          145
Note payable to bank, prime plus .50% interest
 rate, due $47,795 monthly including interest with
 final maturity December 1998......................      1,042          671
Note payable to bank, prime plus .50% interest
 rate, due $31,747 monthly including interest with
 final maturity May 1999...........................        825          589
Note payable to bank, prime plus .50% interest
 rate, due $25,391 monthly including interest with
 final maturity December 1999......................        800          620
Note payable to bank, prime interest rate, due
 $42,695 monthly including interest with final
 maturity April 2000...............................        --         1,183
Installment note payable to bank, fixed 9.75%
 interest rate, due $3,631 monthly including
 interest with balance due December 1999;
 collateralized by real estate.....................        318          308
Installment note payable, fixed 9% interest rate,
 due $100,000 in December 1997 and $45,000 in
 December 1998; unsecured..........................        145          145
Installment note payable, fixed 6.5% interest rate,
 due $25,500 annually plus interest with final ma-
 turity January 1999; collateralized by real es-
 tate..............................................         77           51
                                                        ------       ------
                                                         4,555        3,831
Less--Current maturities...........................     (2,555)      (1,964)
                                                        ------       ------
    Total long-term debt...........................     $2,000       $1,867
                                                        ======       ======

  The loan agreement covering the notes payable to bank and the bank lines of credit contains various covenants, including a minimum net worth requirement and a compensating balance requirement.

  The notes payable to bank and the bank lines of credit are collateralized by all equipment, receivables and other assets. The Company's two shareholders have pledged their stock as security to the bank on this indebtedness.

  The maturities of long-term debt as of September 30, 1997, are as follows (in thousands):

      Year ending September 30--
        1998........................................................... $1,964
        1999...........................................................  1,219
        2000...........................................................    648
                                                                        ------
                                                                        $3,831
                                                                        ======

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
6. LEASES:

 Obligations Under Capital Leases

  The Company leases various equipment under noncancelable capital leases and the leased assets are included as part of "Property and equipment." Details of the capital leased assets are as follows (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
  Automobiles........................................    $  44         $  44
  Operating equipment and vehicles...................      540           669
                                                         -----         -----
                                                           584           713
  Less--Accumulated depreciation.....................     (479)         (495)
                                                         -----         -----
  Net capitalized leased assets......................    $ 105         $ 218
                                                         =====         =====

  The following is a schedule showing the future minimum lease payments under capital leases by years and the present value of the minimum lease payments as of September 30, 1997 (in thousands):

  Year ending September 30--
    1998.................................................................. $ 68
    1999..................................................................   68
    2000..................................................................   60
    2001..................................................................   20
                                                                           ----
      Total minimum lease payments........................................  216
  Less--Amounts representing interest.....................................  (20)
      Present value of minimum lease payments.............................  196
  Less--Current portion...................................................  (55)
                                                                           ----
      Long-term obligation................................................ $141
                                                                           ====

 Operating Leases

  The Company rents certain office equipment and warehouse space under several operating lease agreements which vary in length and terms. The rent paid under these lease agreements was approximately $20,000, $21,000, $205,000 and $453,000 for the years ended December 31, 1994, 1995 and 1996, and nine months ended September 30, 1997, respectively.

  Future minimum lease payments under these noncancelable operating leases are as follows (in thousands):

  Year ending September 30--
    1998................................................................ $  615
    1999................................................................    402
    2000................................................................    147
    2001................................................................     24
    2002................................................................      8
                                                                         ------
                                                                         $1,196
                                                                         ======

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
7. INCOME TAXES:

  Federal and state income taxes are as follows (in thousands):


                                                          NINE MONTHS
                                             YEAR ENDED      ENDED
                                            DECEMBER 31,  SEPTEMBER 30,
                                           -------------- -------------
                                           1994 1995 1996     1997
                                           ---- ---- ---- -------------
   Federal--
     Current.............................. $550 $154 $234    $1,513
     Deferred.............................  168  138  169      (542)
   State--
     Current..............................  114   33   49       314
     Deferred.............................   35   28   35      (113)
                                           ---- ---- ----    ------
                                           $867 $353 $487    $1,172
                                           ==== ==== ====    ======

  Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 35 percent to income
(loss) before provision for income taxes as follows (in thousands):

                                                           NINE MONTHS
                                             YEAR ENDED       ENDED
                                            DECEMBER 31,  SEPTEMBER 30,
                                           -------------- -------------
                                           1994 1995 1996     1997
                                           ---- ---- ---- -------------
   Provision at the statutory rate........ $748 $304 $433    $1,017
   Increase resulting from--
     State income tax, net of related tax
      effect..............................   96   40   54       130
     Nondeductible expenses...............   23    9   --        25
                                           ---- ---- ----    ------
                                           $867 $353 $487    $1,172
                                           ==== ==== ====    ======

  Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Deferred income tax liabilities--
  Property and equipment.............................   $ (2,066)     $(2,224)
  State taxes........................................          9            9
  Other..............................................       (156)        (164)
                                                        --------      -------
    Total deferred income tax liabilities............     (2,213)      (2,379)
                                                        --------      -------
Deferred income tax assets--
  Bad debt reserves..................................         42           42
  State taxes........................................        (18)         (68)
  Other accruals not currently deductible............        283        1,153
                                                        --------      -------
    Total deferred income tax assets.................        307        1,127
  Valuation allowance................................        --           --
                                                        --------      -------
    Total deferred income tax liabilities............   $ (1,906)     $(1,252)
                                                        ========      =======

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
  The net deferred tax assets and liabilities are comprised of the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
Deferred tax assets--
  Current............................................   $   307       $ 1,127
  Long-term..........................................       --            --
                                                        -------       -------
    Total............................................       307         1,127
                                                        -------       -------
Deferred tax liabilities--
  Current............................................      (147)         (155)
  Long-term..........................................    (2,066)       (2,224)
                                                        -------       -------
    Total............................................    (2,213)       (2,379)
                                                        -------       -------
    Net deferred income tax liabilities..............   $(1,906)      $(1,252)
                                                        =======       =======

8. RELATED-PARTY TRANSACTIONS:

  As of December 31, 1996 and September 30, 1997, the Company had a $45,000 note receivable due from one of its shareholders. The note receivable included in "Accounts receivable--other receivables" in the accompanying balance sheet as of September 30, 1997, was paid in full by the shareholder in October 1997.

9. EMPLOYEE BENEFIT PLAN:

  In connection with its collective bargaining agreements with various electrical unions, the Company participates with other companies in the unions' multi-employer pension plans. These plans cover all of the Company's employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of such plan. The Company has no plans to withdraw from these plans. The plans do not maintain information on net assets and actuarial present value of the accumulated share of the plans' unfunded vested benefits allocable to the Company, and amounts, if any, for which the Company may be contingently liable is not ascertainable at this time.

  The Company has a 401(k) plan and profit sharing plan covering substantially all nonbargaining employees. Participant contributions to be in the 401(k) plan are limited to 6.6 percent of total compensation paid to participants during the plan year. The Company may also make discretionary contributions. Contributions to the plan were approximately $243,000, $230,000, $182,000 and $125,000 for the years ended December 31, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively, and had accrued approximately $182,000 and $125,000 at December 31, 1996 and September 30, 1997, respectively.

  In addition to the 401(k) plan and profit sharing plan, the financial statements include discretionary bonuses to employees of $1,035,000, $564,000, $1,087,000 and $1,763,000 for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, respectively.

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

10. FINANCIAL INSTRUMENTS:

  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, lines of credit, accounts payable, notes payable and debt. The Company believes that the carrying value of these instruments on the accompanying balance sheets approximates their fair value.

11. COMMITMENTS AND CONTINGENCIES:

 Litigation

  The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

 Insurance

  The Company carries a broad range of insurance coverage, including business auto liability, business property liability, workers' compensation, general liability and an umbrella policy.

  Effective January 1, 1996, the Company began self-insuring for certain workers' compensation risks up to $1,000,000 per occurrence. In October 1997, the Company reduced the deductible to $500,000 per occurrence. The Company has accrued for the estimated probable claims costs in satisfying the deductible provisions of the insurance policies for claims occurring through September 30, 1997. The accrual is based on known facts and historical trends, and management believes such accrual to be adequate.

 Product Rights

  In May 1997, the Company entered into an agreement with a third party which gives the Company exclusive rights for 30 months to the use of a patented product used in the construction, maintenance, repair and improvement of energized transmission and distribution lines in all states west of the Mississippi River. The product is a telescoping robotic arm for temporarily supporting energized power lines to enable repair or replacement of transmission poles, cross-arms, insulators and the like while maintaining an energized connection. In exchange for the exclusive rights, the Company agreed to pay the third party a fixed fee and a percentage of gross profits generated from the use of the product. As of September 30, 1997, the Company had made payments totaling $150,000 related to fees for the use of such product.

 Performance Bonds

  In certain circumstances, the Company is required to provide performance bonds in connection with its contract commitments which are personally guaranteed by certain stockholders of the Company.

12. MAJOR CUSTOMERS AND RISK CONCENTRATION:

  The Company had sales greater than 10 percent of total sales to two major customers (comprising approximately 25 percent and 16 percent of total sales), three major customers (comprising approximately 16 percent, 15 percent and 11 percent of total sales), three major customers (comprising approximately 23 percent, 12 percent and 10 percent of total sales) and three major customers (comprising approximately 19 percent, 12 percent and 11 percent of total sales) during the years ended December 1994, 1995 and 1996, and for the nine months ended September 30, 1997, respectively.

  The Company grants credit, generally without collateral, to its customers, which include utility companies, municipalities and commercial companies located primarily in the Midwestern region of the United States. Consequently, the Company is subject to potential credit risk related to changes in business

                       PAR ELECTRICAL CONTRACTORS, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) and economic factors within the Midwestern region of the United States. However, management believes that its contract acceptance, billing and collection policies are adequate to minimize the potential credit risk.

13. SUBSEQUENT EVENTS TO DATE OF AUDITORS' REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

  In December 1997, the Company and its shareholders entered into a definitive agreement with Quanta Services, Inc. (Quanta), subject to certain conditions, pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of Quanta common stock, concurrent with the consummation of an initial public offering (the Offering) of additional common stock by Quanta. In addition, the two executives of the Company will enter into employment agreements with the Company and Quanta which have an initial term of three years and generally restrict the disclosure of confidential information as well as restrict competition with the Company and Quanta for a period of five years from the date of the employment agreement.

  Upon signing the definitive agreement, the shareholders of the Company will purchase a portion of land and equipment from the Company. The net book value of the land and the equipment to be purchased is approximately $759,000 and $742,000 at December 31, 1996, and September 30, 1997, respectively. Proceeds received from the sale of the land and the equipment will be netted against the installment note payable assumed related to the land. The installment note payable was $77,000 and $51,000 at December 31, 1996, and September 30, 1997, respectively.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Quanta Services, Inc.:

We have audited the accompanying balance sheet of Quanta Services, Inc., a Delaware corporation, as of September 30, 1997, and the related statement of operations, and stockholders' equity for the period from inception (August 19, 1997) through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quanta Services, Inc., as of September 30, 1997, and the results of its operations for the period from inception (August 19, 1997) through September 30, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
December 5, 1997

                             QUANTA SERVICES, INC.
                       BALANCE SHEET--SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                     ASSETS

CASH AND CASH EQUIVALENTS................................................... $ 8
DEFERRED OFFERING COSTS.....................................................  56
                                                                             ---
    Total assets............................................................ $64
                                                                             ===

                      LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED LIABILITIES AND AMOUNTS DUE TO STOCKHOLDER......................... $64
STOCKHOLDERS' EQUITY:
  Preferred stock, $.00001 par value, 10,000,000 authorized, none issued and outstanding.........................................................  --
  Common stock, $.00001 par value, 40,000,000 shares authorized, 1,693,779 shares issued and outstanding...........................................  --
  Additional paid-in capital...............................................  --
  Retained deficit......................................................... --
                                                                            ---
    Total stockholders' equity.............................................  --
                                                                            ---
    Total liabilities and stockholders' equity............................. $64
                                                                            ===

Reflects a 1,613.6016 for-one stock split effected in December 1997.

   The accompanying notes are an integral part of these financial statements.

                             QUANTA SERVICES, INC.
                            STATEMENT OF OPERATIONS
                         FOR THE PERIOD FROM INCEPTION
                  (AUGUST 19, 1997) THROUGH SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

REVENUES.................................................................. $ --
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..............................   --
                                                                           ----
LOSS BEFORE INCOME TAXES..................................................   --
PROVISION FOR INCOME TAXES................................................   --
                                                                           ----
NET LOSS.................................................................. $ --
                                                                           ====

   The accompanying notes are an integral part of these financial statements.

                             QUANTA SERVICES, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                         FOR THE PERIOD FROM INCEPTION
                  (AUGUST 19, 1997) THROUGH SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                COMMON STOCK   ADDITIONAL              TOTAL
                              ----------------  PAID-IN   RETAINED STOCKHOLDERS'
                               SHARES   AMOUNT  CAPITAL   DEFICIT     EQUITY
                              --------- ------ ---------- -------- -------------
INITIAL CAPITALIZATION,
 August 19, 1997............  1,693,779  $--      $--       $--        $--
NET INCOME (LOSS)...........        --    --       --        --         --
                              ---------  ---      ----      ---        ----
BALANCE, September 30, 1997.  1,693,779  $--      $--       $--        $--
                              =========  ===      ====      ===        ====

Reflects a 1,613.6016 for-one stock split effected in December 1997.

   The accompanying notes are an integral part of these financial statements.

                             QUANTA SERVICES, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

  Quanta Services, Inc., a Delaware corporation (Quanta or the Company), was founded in August 1997 to create a leading provider of specialty electrical contracting and maintenance services primarily related to electric and telecommunications infrastructure in North America. Quanta intends to acquire certain businesses (the Acquisitions), complete an initial public offering (the Offering) of its common stock and, subsequent to the Offering, continue to acquire through merger or purchase similar companies to expand its national and regional operations.

  Quanta has not conducted any operations, and all activities to date have related to the Offering and the Acquisitions. All expenditures of the Company to date have been funded by the primary stockholders, on behalf of the Company. The primary stockholders have also committed to fund future organization expenses and offering costs. As of November 30, 1997, costs of approximately $1,227,000 have been incurred in connection with the Offering, and such costs will be treated as a reduction of the proceeds from the Offering. Quanta has treated costs incurred through September 30, 1997, as deferred offering costs in the accompanying balance sheet. Quanta is dependent upon the Offering to execute the pending Acquisitions and to repay its current primary stockholder for funding deferred offering costs. There is no assurance that the pending Acquisitions will be completed. The ability of Quanta to generate future operating revenues is dependent upon the ability of the Company to manage the effect on the combined companies of changes in demand for infrastructure services, the effect of business growth, including the availability of linemen and electricians, and the need for other key personnel. These risk factors, among others, are discussed in more detail in "Risk Factors."

2. STOCKHOLDERS' EQUITY:

 Common Stock and Preferred Stock

  In connection with the organization and initial capitalization of Quanta, the Company issued 1,693,779 shares (as restated for the 1,613.6016 for-one stock split discussed in Note 5) of common stock at $.00001 par value (Common Stock) for $10.48. Subsequent to September 30, 1997, Quanta issued approximately 1.5 million shares and 0.2 million shares, respectively (as restated for the 1,613.6016 for-one stock split discussed in Note 5) of Common Stock at $.00001 par value to an initial stockholder and management of Quanta. As a result of the issuance of shares to Main Street Merchant Partners II, L.P. ("Main Street") and management for nominal consideration, the Company recorded in November 1997, for financial statement presentation purposes, a nonrecurring, noncash charge of $11.5 million, which has been estimated based on a fair value of such shares which has been determined to be $6.75 per share (a discount of 25% from the estimated initial public offering price). The shares issued to Main Street and members of management were issued to engage such parties in providing services related primarily to the Company's public offering activities, including financial advisory and other consulting services. The fair value of such shares was based on specific factors related to the Company and the transactions including restrictions on transferability and sale of the shares issued and the limited vote provisions of such shares.

 Stock Plan

  In December 1997, the Company's board of directors and stockholders approved the Company's 1997 Stock Option Plan (the Plan), which provides for the granting or awarding of incentive or nonqualified stock options to directors, officers, key employees and consultants of the Company. The aggregate amount of Common Stock of the Company with respect to which options may be granted may not exceed the greater of 2.38 million shares or 15 percent of the aggregate number of shares of Common Stock outstanding. The Plan will be administered by the compensation committee (the Committee) of the Company's board of directors. The Company intends to file a registration statement on Form S-8 under the Securities Act of 1933 registering the issuance of shares upon exercise of options granted under this

                             QUANTA SERVICES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
Plan. Options will be exercisable during the period specified in each option agreement and will generally become exercisable in installments pursuant to a vesting schedule designated by the Committee. No options will remain exercisable later than ten years after the date of grant. The exercise price of options may be no less than the fair market value of the Common Stock on the date of grant (or 110 percent in the case of options granted to employees owning more than 10 percent of the voting capital stock).

  The Plan also provides for automatic option grants to directors who are not otherwise employed by the Company or its subsidiaries. Upon commencement of service, a nonemployee director will receive a nonqualified option to purchase 10,000 shares of Common Stock and continuing or re-elected nonemployee directors annually will receive options to purchase 5,000 shares of Common Stock. Options granted to nonemployee directors are fully exercisable following the expiration of six months from the date of grant.

3. STOCK-BASED COMPENSATION:

  Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," allows entities to choose between a new fair value method of accounting for employee stock options or similar equity instruments and the current method of accounting prescribed by Accounting Principles Board
(APB) Opinion No. 25, under which compensation expense is recorded to the extent that the fair market value of the related stock is in excess of the options' exercise price at date of grant. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting prescribed in SFAS No. 123 had been applied. The Company will measure compensation expense attributable to stock options based on the method prescribed in APB Opinion No. 25 and will provide the required pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated annual financial statements.

4. NEW ACCOUNTING PRONOUNCEMENTS:

  SFAS No. 128 requires the presentation of basic earnings per share and diluted earnings per share in financial statements of public enterprises rather than primary and fully diluted earnings per share as previously required. Under the provisions of this statement, basic earnings per share will be computed based on weighted average shares outstanding and will exclude dilutive securities such as options and warrants. Diluted earnings per share will be computed including the impact of all potentially dilutive securities. The Company will adopt this statement in December 1997, but does not anticipate that the statement will have a material impact on earnings per share.

  SFAS No. 129 requires additional disclosure of information about an entity's capital structure, including, but not limited to, information about dividend and liquidation preferences, voting rights, contracts to issue additional shares and conversion and exercise prices. The Company will adopt this statement in December 1997.

  SFAS No. 130 requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement is not anticipated to have a material impact on the Company, or its financial disclosures, as the Company currently does not plan to enter into any material transactions which result in charges (or credits) directly to equity (such as additional minimum pension liability changes, currency translation adjustments, unrealized gains and losses on available-for-sale securities, etc.).

                             QUANTA SERVICES, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. SUBSEQUENT EVENTS TO THE DATE OF AUDITORS' REPORT (UNAUDITED):

  Quanta effected a 1,613.6016 for-one stock split in December 1997 for each share of Common Stock of the Company then outstanding. In addition, the Company increased the number of authorized shares of Common Stock to 40,000,000 and increased the number of authorized shares of $.00001 par value preferred stock to 10,000,000. The effects of the Common Stock split and the increase in the shares of authorized Common Stock have been retroactively reflected on the balance sheet, statement of stockholders' equity and in the accompanying notes.

  In December 1997, the 3.3 million shares of Common Stock held by certain primary stockholders of Quanta were converted into 3.3 million shares of limited vote common stock. The shares of limited vote common stock have rights similar to shares of Common Stock, except that such shares are entitled to elect one member of the board of directors and are entitled to one-tenth of one vote for each share held on all other matters. Each share of limited vote common stock will convert into Common Stock upon disposition by the holder of such shares in accordance with the transfer restrictions applicable to such shares.

  Quanta has signed definitive agreements to acquire the following entities (the Founding Companies) to be effective concurrently with the Offering. The entities to be acquired are:

      PAR Electrical Contractors, Inc.
      Potelco, Inc.
      TRANS TECH Electric, Inc.
      Union Power Construction Company

  The aggregate consideration that will be paid by Quanta to acquire the Founding Companies is approximately $21.0 million in cash and 7.5 million shares of Common Stock. The cash portion of the Acquisition Consideration will be adjusted based on the initial public offering price of Common Stock offered.

  In addition, the Company plans to enter into employment agreements with certain key executives of the Founding Companies and the executive officers of Quanta. These employment agreements generally prohibit such individuals from disclosing confidential information and trade secrets, and restrict such individuals from competing with the Company for a period of five years from the date of the employment agreement. The initial term of these employment agreements is three years with provisions for annual extensions at the end of the initial term.

  In December 1997, Quanta filed a registration statement on Form S-1 for the sale of its Common Stock.

  The Company expects to enter into a credit facility effective concurrent with the closing of the Offering. A commercial bank has agreed to structure the credit facility subject to the terms and conditions of a commitment letter. The terms provide for an unsecured five year $50,000,000 revolving credit facility to provide funds to be used for working capital, to finance acquisitions and for other general corporate purposes. Amounts borrowed under the proposed credit facility will bear interest at a rate equal to either (a) the London Interbank Offered Rate ("LIBOR") plus 0.75% to 1.75%, as determined by the ratio of the Company's total funded debt to EBITDA (as defined in the credit facility) or (b) the bank's prime rate plus up to 0.25%, as determined by the ratio of the Company's total funded debt to EBITDA. Commitment fees of 0.175% to 0.30% (based on certain financial ratios) are due on any unused borrowing capacity under the credit facility. The Company's existing and future subsidiaries will guarantee the repayment of all amounts due under the facility and the facility restricts pledges on all material assets. The Company expects that the credit facility will require usual and customary covenants for a credit facility of this nature including the consent of the lenders for acquisitions exceeding a certain level of cash consideration.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Union Power Construction Company:

We have audited the accompanying balance sheets of Union Power Construction Company, a Colorado corporation, as of August 31, 1996 and 1997, and the related statements of operations, cash flows and stockholders' equity for the three years ended August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Power Construction Company as of August 31, 1996 and 1997, and the results of its operations and cash flows for the three years ended August 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
December 5, 1997

                        UNION POWER CONSTRUCTION COMPANY
                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                    AUGUST 31,
                                                  ---------------
                                                                   NOVEMBER 30,
                                                   1996    1997        1997
                                                  ------  -------  ------------
                                                                   (UNAUDITED)
                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...................... $  612  $   404    $   951
  Marketable securities..........................    101      110        123
  Accounts receivable--
    Trade, net of allowance for doubtful accounts
     of $84,000..................................  3,902    8,822     12,259
    Retainage....................................    204      498        601
  Related-party receivables......................     65       32         --
  Costs and estimated earnings in excess of
   billings on uncompleted contracts.............    --        77        113
  Deferred income taxes..........................     30      115         --
  Prepaid expenses and other current assets......     44       95         46
                                                  ------  -------    -------
      Total current assets.......................  4,958   10,153     14,093
PROPERTY AND EQUIPMENT, net......................  4,810    5,868      6,836
                                                  ------  -------    -------
      Total assets............................... $9,768  $16,021    $20,929
                                                  ======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt........... $  249  $   663    $ 1,916
  Current maturities of related-party debt.......    238      128        200
  Accounts payable and accrued expenses..........  2,878    6,209      8,239
  Related-party payable..........................     22      --          --
  Billings in excess of costs and estimated
   earnings on uncompleted contracts.............    --       322        700
                                                  ------  -------    -------
      Total current liabilities..................  3,387    7,322     11,055
LONG-TERM DEBT, net of current maturities........  1,065      748      1,234
RELATED-PARTY DEBT, net of current maturities....     38      328        237
DEFERRED INCOME TAXES............................    843    1,257      1,311
OTHER LONG-TERM LIABILITIES......................     20       22         --
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 par value, 25,000 shares
   authorized, 25,000 shares issued and
   outstanding...................................     25       25         25
  Unrealized loss on securities..................    (62)     (56)       (44)
  Retained earnings..............................  4,452    6,375      7,111
                                                  ------  -------    -------
      Total stockholders' equity.................  4,415    6,344      7,092
                                                  ------  -------    -------
      Total liabilities and stockholders' equity. $9,768  $16,021    $20,929
                                                  ======  =======    =======

   The accompanying notes are an integral part of these financial statements.

                        UNION POWER CONSTRUCTION COMPANY
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                    THREE
                                                                 MONTHS ENDED
                                      YEAR ENDED AUGUST 31,      NOVEMBER 30,
                                     -------------------------  ---------------
                                      1995     1996     1997     1996    1997
                                     -------  -------  -------  ------  -------
                                                                 (UNAUDITED)
REVENUES...........................  $12,614  $25,636  $42,792  $7,211  $15,357
COST OF SERVICES (including
 depreciation).....................   10,240   22,319   37,766   6,037   13,474
                                     -------  -------  -------  ------  -------
    Gross profit...................    2,374    3,317    5,026   1,174    1,883
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES..........................    1,896    1,563    1,966     491      677
                                     -------  -------  -------  ------  -------
    Income from operations.........      478    1,754    3,060     683    1,206
                                     -------  -------  -------  ------  -------
OTHER INCOME (EXPENSE):
  Interest expense.................       (7)     (84)    (110)    (36)     (39)
  Related-party interest expense...      (10)      (6)     (22)     (2)      (7)
  Other, net.......................      142      166      229       7       45
                                     -------  -------  -------  ------  -------
    Other income, net..............      125       76       97     (31)      (1)
                                     -------  -------  -------  ------  -------
INCOME BEFORE PROVISION FOR INCOME
 TAXES.............................      603    1,830    3,157     652    1,205
PROVISION FOR INCOME TAXES.........      239      718    1,234     254      469
                                     -------  -------  -------  ------  -------
NET INCOME.........................  $   364  $ 1,112  $ 1,923  $  398  $   736
                                     =======  =======  =======  ======  =======

   The accompanying notes are an integral part of these financial statements.

                        UNION POWER CONSTRUCTION COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     THREE
                                                                 MONTHS ENDED
                                       YEAR ENDED AUGUST 31,     NOVEMBER 30,
                                       ------------------------  --------------
                                        1995    1996     1997    1996    1997
                                       ------  -------  -------  -----  -------
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income..........................  $  364  $ 1,112  $ 1,923  $ 398  $   736
 Adjustments to reconcile net income
 to net cash provided by
 operating activities--
  Depreciation and amortization......     217      486      577    156      362
  Deferred taxes.....................     137      296      329    132      172
  Changes in operating assets and
   liabilities--
   (Increase) decrease in--
    Accounts receivable..............     249   (2,523)  (5,180)  (381)  (3,540)
    Costs and estimated earnings in
     excess of billings on
     uncompleted contracts...........   (226)      237     (77)     --      (36)
    Prepaid expenses and other
     current assets..................      12       15     (51)     22       47
   Increase (decrease) in--
    Accounts payable and accrued
     expenses........................     280    1,578    3,331    222    2,030
    Billings in excess of costs and
     estimated earnings on
     uncompleted contracts...........     (28)     --       322     65      378
   Other, net........................      80       84     (132)     7        8
                                       ------  -------  -------  -----  -------
    Net cash provided by operating
     activities......................   1,085    1,285    1,042    621      157
                                       ------  -------  -------  -----  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property and
  equipment..........................      41       27      105     --       --
 Additions of property and equipment.    (605)  (2,771)  (1,634)  (283)  (1,330)
                                       ------  -------  -------  -----  -------
    Net cash used in investing
     activities......................    (564)  (2,744)  (1,529)  (283)  (1,330)
                                       ------  -------  -------  -----  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt........     300    1,432      786     --    2,450
 Payments of long-term debt..........    (272)    (239)    (507)  (101)    (730)
                                       ------  -------  -------  -----  -------
    Net cash provided by financing
     activities......................      28    1,193      279   (101)   1,720
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS....................     549     (266)    (208)   237      547
CASH AND CASH EQUIVALENTS, beginning
 of year.............................     329      878      612    612      404
                                       ------  -------  -------  -----  -------
CASH AND CASH EQUIVALENTS, end of
 year................................  $  878  $   612  $   404  $ 849  $   951
                                       ======  =======  =======  =====  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for--
    Interest.........................  $   17  $    90  $   161  $  27  $    50
    Income taxes.....................      55      340      831    290      532

   The accompanying notes are an integral part of these financial statements.

                        UNION POWER CONSTRUCTION COMPANY
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                               COMMON STOCK
                               -------------
                                                      UNREALIZED      TOTAL
                                             RETAINED   HOLDING   STOCKHOLDERS'
                               SHARES AMOUNT EARNINGS GAIN (LOSS)    EQUITY
                               ------ ------ -------- ----------- -------------
BALANCE, August 31, 1994...... 25,000  $25    $2,976     $--         $3,001
  Change in market value of
   securities.................    --   --        --       (70)          (70)
  Net income..................    --   --        364      --            364
                               ------  ---    ------     ----        ------
BALANCE, August 31, 1995...... 25,000   25     3,340      (70)        3,295
  Change in market value of
   securities.................    --   --        --         8             8
  Net income..................    --   --      1,112      --          1,112
                               ------  ---    ------     ----        ------
BALANCE, August 31, 1996...... 25,000   25     4,452      (62)        4,415
  Change in market value of
   securities.................    --   --        --         6             6
  Net income..................    --   --      1,923      --          1,923
                               ------  ---    ------     ----        ------
BALANCE, August 31, 1997...... 25,000   25     6,375      (56)        6,344
                               ------  ---    ------     ----        ------
  Change in market value of
   securities (unaudited).....    --   --        --        12            12
  Net income (unaudited)......    --   --        736      --            736
                               ------  ---    ------     ----        ------
BALANCE, November 30, 1997
 (unaudited).................. 25,000  $25    $7,111     $(44)       $7,092
                               ======  ===    ======     ====        ======

   The accompanying notes are an integral part of these financial statements.

                       UNION POWER CONSTRUCTION COMPANY
                         NOTES TO FINANCIAL STATEMENTS
1. BUSINESS AND ORGANIZATION:

  Union Power Construction Company, a Colorado corporation (the Company or Union), provides electrical power line installation, repair and maintenance services for utilities throughout the western United States. The Company performs the majority of its contract work under time and equipment contracts, fixed price contracts and unit cost contracts with contract terms generally ranging from one month to two years. The Company performs the majority of its work in Colorado, Nevada and California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Interim Financial Information

  The interim financial statements for the three months ended November 30, 1996 and 1997 are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnote disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation expense was $217,000, $486,000 and $577,000 for the years ended August 31, 1995, 1996 and 1997, respectively.

  Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

 Revenue Recognition

  The Company recognizes revenue when services are performed except when work is being performed under a fixed price or cost-plus-fee contract. Such contracts generally provide that the customer accept completion of progress to date and compensate the Company for services which have been rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Revenues from fixed price or cost-plus-fee contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, subcontractor and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and their effects are recognized in the period in which the revisions are determined.

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The balances billed but not paid by customers pursuant to retainage provisions in fixed price or cost-plus-fee contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

  The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

 Warranty Costs

  For certain contracts, the Company generally warrants labor for one to two years after project completion. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management's estimate of future costs.

 Accounts Receivable and Provision for Doubtful Accounts

  The Company provides an allowance for doubtful accounts based upon the specific identification of accounts receivable where collection is deemed no longer probable and an allowance based upon the level of accounts receivable balances.

 Income Taxes

  The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under this method, deferred assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

 Collective Bargaining Agreement

  The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements will expire at various times through 2005.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reference is made to the "Revenue Recognition" section of this footnote for discussion of significant estimates reflected in the Company's financial statements.

 New Accounting Pronouncements

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) circumstances indicate that property and equipment or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

  SFAS No. 130, "Reporting Comprehensive Income" requires the presentation of comprehensive income in an entity's financial statements. Comprehensive income represents all changes in equity of an entity during the reporting period, including net income and charges directly to equity which are excluded from net income. This statement will be adopted by the Company during fiscal year 1998.

3. PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following (in thousands):

                                                   ESTIMATED     AUGUST 31,
                                                  USEFUL LIVES ---------------
                                                    IN YEARS    1996    1997
                                                  ------------ ------- -------
   Land..........................................       --     $   126 $   126
   Operating equipment and vehicles..............     5-10       9,440  10,497
   Leasehold improvements........................       10          88     113
   Office furniture and equipment................        5         110     145
                                                               ------- -------
                                                                 9,764  10,881
   Less--Accumulated depreciation and
    amortization.................................                4,954   5,013
                                                               ------- -------
      Property and equipment, net................               $4,810  $5,868
                                                               ======= =======

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

  Accounts payable and accrued expenses consist of the following (in thousands):

                                                                 AUGUST 31,
                                                               ---------------
                                                                1996    1997
                                                               ------- -------
   Accounts payable, trade....................................  $1,750  $3,840
   Accrued compensation and benefits..........................     456   1,300
   Other accrued expenses.....................................     672   1,069
                                                               ------- -------
                                                                $2,878  $6,209
                                                               ======= =======

  Contracts in progress are as follows (in thousands):

                                                                 AUGUST 31,
                                                               ---------------
                                                                1996    1997
                                                               ------- -------
   Costs incurred on contracts in progress.................... $15,529 $45,025
   Estimated earnings, net of losses..........................     603   4,183
                                                               ------- -------
                                                                16,132  49,208
   Less--Billings to date.....................................  16,132  49,453
                                                               ------- -------
                                                               $    -- $  (245)
                                                               ======= =======
   Costs and estimated earnings in excess of billings on
    uncompleted contracts..................................... $    -- $    77
   Less--Billings in excess of costs and estimated earnings on
    uncompleted contracts.....................................      --    (322)
                                                               ------- -------
                                                               $    -- $  (245)
                                                               ======= =======

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. LONG-TERM DEBT:

  In August 1995, the Company entered into a $300,000 secured installment loan with a bank. The loan is due August 1999 and bears interest at 8.27 percent with monthly payments of $7,400. Amounts outstanding under this loan were $221,000 and $149,000 at August 31, 1996 and 1997, respectively. In November 1995, the Company entered into a $200,000 secured installment loan with a bank for the purchase of construction equipment. This loan is due November 1999 and bears interest at 8.22 percent with monthly payments of $5,000. At August 31, 1996 and 1997, $163,000 and $116,000, respectively, were outstanding under this agreement.

  The Company entered into a $1 million secured installment loan with a bank in August 1996. The loan matures in April 2000 and bears interest at a rate of 8 percent with monthly payments due of $24,000. Amounts outstanding under this agreement were $929,000 and $682,000 at August 31, 1996 and 1997, respectively. In April 1997, the Company entered into a $360,000 installment loan with a bank. This loan matures February 2001 with monthly payments of $8,800 and an interest rate of 8.25 percent. There was $314,000 outstanding under this arrangement at August 31, 1997.

  The Company has established a $2 million secured revolving line of credit with a bank effective August 1997. Borrowings under this facility bear interest at a rate of prime, as defined, minus 1 percent for the first $1 million in borrowings and at prime for any balance over $1 million and are due February 1998. Outstanding indebtedness under this facility was $150,000 and $1,500,000 at August 31, 1997 and November 30, 1997, respectively.

  The Company also has loans outstanding from certain stockholders or other related parties totaling $277,000 and $456,000 at August 31, 1996 and 1997, respectively. These loans bear interest at rates ranging from 7 percent to 9 percent and are due at various times from November 1997 to June 2001.

  The loan agreement covering the bank line of credit contains various covenants, including a minimum tangible net worth requirement, a minimum working capital requirement and various financial ratios.

  All of the Company's debt is secured by property and equipment. Two of the Company's stockholders have personally guaranteed substantially all debt with banks.

  The maturities of long-term debt as of August 31, 1997, are as follows (in thousands):

      Year ending August 31 --
          1998........................................................... $  791
          1999...........................................................    588
          2000...........................................................    406
          2001...........................................................     82
                                                                          ------
                                                                          $1,867
                                                                          ======

6. LEASES:

  Union leases its Denver office and facility from a company which is owned by the Company's stockholders. The lease is renewable on a monthly basis at Union's election. Rent paid under this related-party lease was approximately $42,000 for each of the years ended August 31, 1995, 1996 and 1997.

  The Company also leases its Las Vegas, Nevada, office and yard from two of the Company's stockholders. The lease terminates in June 2006 and rent paid was $19,000 and $56,000 for each of the years ended August 31, 1996 and 1997, respectively.

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The Company also enters into various vehicle and construction equipment operating leases. Vehicle lease terms are typically five years or less, and construction equipment leases typically are short-term (one year or less). Payments made for vehicle leases were $11,000, $19,000 and $149,000 for the years ended August 31, 1995, 1996 and 1997, respectively.

  Union rents various construction equipment under a one-year operating lease from a company owned by two of Union's stockholders. Total related-party equipment rental expense was $96,000 for the year ended August 31, 1997.

  Future minimum lease payments under these noncancelable operating leases are as follows (in thousands):

      Year ending August 31 --
          1998........................................................... $  343
          1999...........................................................    248
          2000...........................................................    240
          2001...........................................................    188
          2002...........................................................     56
          Thereafter.....................................................    215
                                                                          ------
                                                                          $1,290
                                                                          ======

7. INCOME TAXES:

  Federal and state income taxes are as follows (in thousands):

                                                          YEAR ENDED AUGUST 31,
                                                          ----------------------
                                                           1995   1996    1997
                                                          ----------------------
   Federal--
     Current............................................. $   87   $358 $    745
     Deferred............................................    116    251      303
   State--
     Current.............................................     15     64      160
     Deferred............................................     21     45       26
                                                          ------ ------ --------
                                                            $239   $718   $1,234
                                                          ====== ====== ========

  Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 35 percent to income
(loss) before provision for income taxes as follows (in thousands):

                                                         YEAR ENDED AUGUST 31,
                                                         ----------------------
                                                          1995   1996    1997
                                                         ----------------------
   Provision at the statutory rate......................   $211   $641   $1,106
   Increase resulting from--
     Permanent differences, mainly meals and
      entertainment.....................................      5      7        7
     State income tax, net of benefit for federal
      deduction.........................................     23     70      121
                                                         ------ ------ --------
                                                           $239   $718   $1,234
                                                         ====== ====== ========

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following (in thousands):

                                                        YEAR ENDED AUGUST 31,
                                                        ----------------------
                                                           1996        1997
                                                        ----------  ----------
  Deferred income tax liabilities--
    Property and equipment.............................    $  (843)    $(1,257)
    Other..............................................       (347)        (14)
                                                        ----------  ----------
      Total deferred income tax liabilities............     (1,190)     (1,271)
  Deferred income tax assets--
    Property and equipment.............................          5           5
    Other accruals not currently deductible............        377         129
                                                        ----------  ----------
      Total deferred income tax assets.................        382         134
  Valuation allowance..................................         (5)         (5)
                                                        ----------  ----------
      Total deferred income tax liabilities............    $  (813)    $(1,142)
                                                        ==========  ==========
  The net deferred tax assets and liabilities are comprised of the following
 (in thousands):
                                                        YEAR ENDED AUGUST 31,
                                                        ----------------------
                                                           1996        1997
                                                        ----------  ----------
  Deferred tax assets--
    Current............................................     $  377      $  129
    Long-term..........................................        --          --
                                                        ----------  ----------
      Total............................................        377         129
                                                        ----------  ----------
  Deferred tax liabilities--
    Current............................................       (347)        (14)
                                                        ----------  ----------
    Long-term..........................................       (843)     (1,257)
                                                        ----------  ----------
      Total............................................     (1,190)     (1,271)
                                                        ----------  ----------
      Net deferred income tax liabilities..............    $  (813)    $(1,142)
                                                        ==========  ==========

8. RELATED-PARTY TRANSACTIONS:

 Note Receivable

  The Company has loaned funds to various entities owned by the Company's stockholders. Interest income under this arrangement was $15,000, $13,000 and $3,000 for the years ended August 31, 1995, 1996 and 1997, respectively.

 Rental Income

  Union has from time to time leased or rented construction equipment on a short-term basis to various related parties. Total rental revenue under these arrangements was $4,000 for the year ended August 31, 1996.

 Management Fee Income

  The Company also receives management fee income from a related-party owned by two of Union's stockholders for financial and management services rendered. Total payments received were $7,000, $13,000 and $9,000 for the years ended August 31, 1995, 1996 and 1997.

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. EMPLOYEE BENEFIT PLAN:

  In connection with its collective bargaining agreements with various electrical, labor and operating engineer unions, the Company participates with other companies in the various multiemployer pension plans. These plans cover all of the Company's employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer's withdrawal from, or upon termination of, such plan. The Company has no plan to withdraw from these plans. The plans do not maintain information on net assets and actuarial present value of the accumulated share of the plans' unfunded vested benefits allocable to the Company, and amounts, if any, for which the Company may be contingently liable are not ascertainable at this time. Total contributions to these plans were approximately $1.2 million, $2.3 million and $2.9 million at August 31, 1995, 1996 and 1997, respectively.

  The Company has a defined contribution profit-sharing plan for employees not covered by a union bargaining agreement. The plan provides for the Company to make discretionary contributions of up to 15 percent of an employee's salary. Total contributions by the Company under the plan were approximately $127,000, $130,000 and $155,000 for the years ended August 31, 1995, 1996 and 1997, respectively.

10. FINANCIAL INSTRUMENTS:

  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, available for sale securities, a line of credit, accounts payable, notes payable and debt. The Company believes that the carrying value of these instruments on the accompanying balance sheets approximates their fair value.

11. COMMITMENTS AND CONTINGENCIES:

 Litigation

  The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

 Performance Bonds

  In certain circumstances, the Company is required to provide performance bonds in connection with its contract commitments which are personally guaranteed by certain stockholders of the Company.

12. MAJOR CUSTOMERS AND RISK CONCENTRATION:

  The Company had sales greater than 10 percent of total sales to three major customers (comprising approximately 27 percent, 17 percent and 16 percent of total sales), three major customers (comprising approximately 39 percent, 27 percent and 11 percent of total sales) and two major customers (comprising approximately 40 percent and 34 percent of total sales) during the years ended August 31, 1995, 1996 and 1997, respectively.

  The Company grants credit, generally without collateral, to its customers, which are major public utilities, located primarily in the western United States. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors within the region it operates. However,

                       UNION POWER CONSTRUCTION COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) management believes that its contract acceptance, billing and collection policies are adequate to minimize the potential credit risk.

13. CONTRACT CLAIM:

  In 1995, the Company received a $970,000 settlement from the Western Area Power Administrator (WAPA). During the course of the project, the job was shut down by WAPA for a protracted length of time due to an accident by an unrelated contractor working on the same project. As a result, the Company incurred significant idle crew time. The Company presented WAPA with a claim for costs incurred by the Company for WAPA's actions and received the settlement, which is included in 1995 revenues.

14. SUBSEQUENT EVENTS:

 Construction Contract

  In October 1997, the Company was awarded a major contract for construction of 164 miles of electrical transmission lines and two substation facilities. The contract requires substantial completion by December 1, 1998, and carries significant penalties for work not being completed by the substantial completion date. Work began in December 1997.

 Debt

  In November 1997, the Company entered into a $500,000 term loan agreement due November 2001 with a bank for the purchase of construction equipment. The loan bears interest at a rate of 8.5 percent and monthly principal and interest payments of $12,300. The loan is secured by the equipment purchased.

15. SUBSEQUENT EVENTS TO DATE OF AUDITORS' REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

  In December 1997, the Company amended its $2 million secured revolving line of credit to increase total available borrowings under the facility to $3 million. The terms of the facility, including interest and maturity date, remain unchanged. See discussion of the facility in Note 5.

  In December 1997, the Company and its stockholders entered into a definitive agreement with Quanta Services, Inc. (Quanta), subject to certain conditions, pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of Quanta common stock concurrent with the consummation of an initial public offering (the Offering) of additional common stock by Quanta. In addition, the key executives of the Company will enter into employment agreements with the Company and Quanta which have an initial term of three years and generally restricts the disclosure of confidential information as well as competition with the Company and Quanta for a period of five years following from the date of the employment agreement.

  Prior to the consummation of the Offering, two of Company's stockholders will purchase certain nonoperating assets not used in the business at a price equal to the net book value of such assets (approximately $183,000 at August 31, 1997).

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TRANS TECH Electric, Inc.:

We have audited the accompanying balance sheets of TRANS TECH Electric, Inc., an Indiana Subchapter S corporation, as of December 31, 1996, and September 30, 1997, and the related statements of operations, cash flows and shareholders' equity for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRANS TECH Electric, Inc., as of December 31, 1996, and September 30, 1997, and the results of its operations and cash flows for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas December 5, 1997

                           TRANS TECH ELECTRIC, INC.
                                BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                    PRO FORMA
                                       DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30,
                                           1996         1997         1997(1)
                                       ------------ ------------- -------------
                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........   $   389       $   865       $   865
  Accounts receivable--
    Trade, net of allowance of $130
     and $158, respectively...........     4,484         4,301         4,301
    Retainage.........................     1,822         1,838         1,838
  Inventories.........................       610           684           684
  Costs and estimated earnings in
   excess of billings on uncompleted
   contracts..........................     1,853         4,320         4,320
  Prepaid expenses and other current
   assets.............................        66            86            86
                                         -------       -------       -------
    Total current assets..............     9,224        12,094        12,094
PROPERTY AND EQUIPMENT, net...........     2,642         2,924         2,924
OTHER ASSETS..........................         3             3             3
                                         -------       -------       -------
    Total assets......................   $11,869       $15,021       $15,021
                                         =======       =======       =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable........................   $   797       $ 2,294       $ 2,294
  Current maturities of long-term
   debt...............................       107            89            89
  Current portion of capital lease
   obligations........................       285           414           414
  Accounts payable and accrued
   expenses...........................     4,465         5,166         5,166
  Billings in excess of costs and
   estimated earnings on uncompleted
   contracts..........................       728           173           173
                                         -------       -------       -------
    Total current liabilities.........     6,382         8,136         8,136
LONG-TERM DEBT, net of current
 maturities...........................       607           543         6,384
LONG-TERM CAPITAL LEASE OBLIGATIONS,
 net of current obligations...........       467           438           438
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 1,000
   shares authorized, 926 shares
   issued and outstanding.............       125           125           125
  Retained earnings...................     4,350         5,841            --
  Treasury stock, 150 shares, at cost.       (62)          (62)          (62)
                                         -------       -------       -------
    Total shareholders' equity........     4,413         5,904            63
                                         -------       -------       -------
    Total liabilities and
     shareholders' equity.............   $11,869       $15,021       $15,021
                                         =======       =======       =======

--------
(1) The pro forma balance sheet column presented reflects the impact of Sub S distributions. See Note 12 for further discussion.

  The accompanying notes are an integral part of these financial statements.

                           TRANS TECH ELECTRIC, INC.
                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                        YEAR ENDED      NINE MONTHS ENDED
                                       DECEMBER 31,       SEPTEMBER 30,
                                      ----------------  ------------------
                                       1995     1996      1996      1997
                                      -------  -------  --------  --------
                                                        (UNAUDITED)
REVENUES............................. $21,397  $24,414   $16,575   $24,278
COST OF SERVICES (including
 depreciation).......................  18,934   20,426    13,683    19,687
                                      -------  -------  --------  --------
    Gross profit.....................   2,463    3,988     2,892     4,591
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES............................   1,639    1,848     1,300     1,362
                                      -------  -------  --------  --------
    Income from operations...........     824    2,140     1,592     3,229
                                      -------  -------  --------  --------
OTHER INCOME (EXPENSE):
  Interest expense...................    (297)    (313)     (249)     (232)
  Other, net.........................      34       45        31        38
                                      -------  -------  --------  --------
    Other income (expense), net......   (263)     (268)     (218)     (194)
                                      -------  -------  --------  --------
NET INCOME........................... $   561  $ 1,872  $  1,374  $  3,035
                                      =======  =======  ========  ========

   The accompanying notes are an integral part of these financial statements.

                           TRANS TECH ELECTRIC, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                            YEAR ENDED       NINE MONTHS ENDED
                                           DECEMBER 31,        SEPTEMBER 30,
                                          ----------------  -------------------
                                           1995     1996       1996      1997
                                          -------  -------  ----------- -------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.............................  $   561  $ 1,872    $ 1,374   $ 3,035
 Adjustments to reconcile net income to
 net cash provided by operating
 activities --
  Depreciation and amortization.........      442      574        428       496
  Gain on sale of property and
   equipment............................      (19)     (31)       (21)      (15)
  Bad debt expense......................       83       34         10        38
  Changes in operating assets and
   liabilities--
   (Increase) decrease in --
    Accounts receivable.................      827   (2,134)       225       129
    Inventories.........................     (254)     256       (223)      (74)
    Costs and estimated earnings in
     excess of billings on uncompleted
     contracts..........................     (241)     377       (601)   (2,467)
    Prepaid expenses and other current
     assets.............................      (33)      (7)         1       (20)
   Increase (decrease) in--
    Accounts payable and accrued
     expenses...........................     (878)   1,359        219       701
    Billings in excess of costs and
     estimated earnings on uncompleted
     contracts..........................     (141)     583       (145)     (555)
                                          -------  -------    -------   -------
  Net cash provided by operating
   activities...........................      347    2,883      1,267     1,268
                                          -------  -------    -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property and
  equipment.............................       46       69         59        92
 Additions of property and equipment....   (1,180)    (923)      (803)     (856)
                                          -------  -------    -------   -------
  Net cash used in investing activities.   (1,134)    (854)      (744)     (764)
                                          -------  -------    -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) on line of
  credit................................    1,139   (2,283)    (1,115)    1,496
 Proceeds from long-term debt...........      537    1,185      1,185       327
 Payments of long-term debt.............     (148)    (477)      (387)     (307)
 Distributions to shareholders..........     (457)    (542)      (522)   (1,544)
                                          -------  -------    -------   -------
  Net cash provided by (used in)
   financing activities.................    1,071   (2,117)      (839)      (28)
                                          -------  -------    -------   -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................      284      (88)      (316)      476
CASH AND CASH EQUIVALENTS, beginning of
 period.................................      193      477        477       389
                                          -------  -------    -------   -------
CASH AND CASH EQUIVALENTS, end of
 period.................................  $   477  $   389    $   161   $   865
                                          =======  =======    =======   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Cash paid for interest................  $   310  $   297    $   246   $   233

   The accompanying notes are an integral part of these financial statements.

                           TRANS TECH ELECTRIC, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                   COMMON STOCK                         TOTAL
                                   ------------- RETAINED  TREASURY SHAREHOLDERS'
                                   SHARES AMOUNT EARNINGS   STOCK      EQUITY
                                   ------ ------ --------  -------- -------------
BALANCE, December 31, 1994........  926    $125  $ 2,916     $(62)     $ 2,979
  Distributions to shareholders...   --      --     (457)      --         (457)
  Net income......................   --      --      561       --          561
                                    ---    ----  -------     ----      -------
BALANCE, December 31, 1995........  926     125    3,020      (62)       3,083
  Distributions to shareholders...   --      --     (542)      --         (542)
  Net income......................   --      --    1,872       --        1,872
                                    ---    ----  -------     ----      -------
BALANCE, December 31, 1996........  926     125    4,350      (62)       4,413
  Distributions to shareholders...   --      --   (1,544)      --       (1,544)
  Net income......................   --      --    3,035       --        3,035
                                    ---    ----  -------     ----      -------
BALANCE, September 30, 1997.......  926    $125  $ 5,841     $(62)     $ 5,904
                                    ===    ====  =======     ====      =======

   The accompanying notes are an integral part of these financial statements.

                           TRANS TECH ELECTRIC, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.BUSINESS AND ORGANIZATION:

  TRANS TECH Electric, Inc., an Indiana Subchapter S corporation (the Company), focuses on providing traffic signals, street and sign lighting installation and general commercial and industrial electrical construction primarily for commercial, state and regulatory entities. The Company performs the majority of its contract work under fixed price contracts, unit-price and fixed price contracts modified by penalty provisions, with contract terms generally ranging from six to 18 months. The Company performs the majority of its work in Indiana and Michigan.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Interim Financial Information

The interim financial statements for the nine months ended September 30, 1996, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Supplemental Cash Flow Information

  The Company had the following noncash investing and financing activities related to capital leases and equipment acquired by seller financing of approximately $621,000, $485,000 and $327,000 for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997.

  Inventories

  Inventories consist of parts and supplies held for use in the ordinary course of business and are stated at the lower of cost or market using the last-in, first-out (LIFO) method. The excess of current costs over the carrying value of LIFO inventories was $105,000 and $126,000 at December 31, 1996, and September 30, 1997, respectively.

  Accounts Receivable and Provision for Doubtful Accounts

  The Company provides an allowance for doubtful accounts based upon the specific identification of accounts receivable where collection is no longer deemed probable and an allowance based upon the level of total accounts receivable balances.

  Property and Equipment

  Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation expense was $442,000, $574,000 and $496,000 for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

  Revenue Recognition

  The Company recognizes revenue when services are performed except when work is being performed under a fixed price contract. Such contracts generally provide that the customer accept completion of progress to date and compensate the Company for services which have been rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Revenues from fixed price contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and their effects are recognized in the period in which the revisions are determined.

  The balances billed but not paid by customers pursuant to retainage provisions in fixed price contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

  The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

  Warranty Costs

  For certain contracts, the Company warrants labor for the first year after installation of new electrical systems. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management's estimate of future costs.

  Income Taxes

  The Company has elected S corporation status as defined by the Internal Revenue Code, whereby the Company is not subject to taxation for federal purposes. Under S corporation status, the shareholders report their shares of the Company's taxable earnings or losses in their personal tax returns. The Company will terminate its S corporation status concurrently with the effective date of the Offering (see Note 12).


  Collective Bargaining Agreements

  The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements will expire at various times through 2002.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reference is made to the "Revenue Recognition" section of this footnote and Note 9 for discussion of certain estimates reflected in the Company's financial statements.

   New Accounting Pronouncement

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

3. PROPERTY AND EQUIPMENT:

   Property and equipment consists of the following (in thousands):

                                         ESTIMATED
                                        USEFUL LIVES DECEMBER 31, SEPTEMBER 30,
                                          IN YEARS       1996         1997
                                        ------------ ------------ -------------
   Operating equipment and vehicles....      5-7        $3,957       $4,559
   Leasehold improvements..............     5-20           384          384
   Office furniture and equipment......        5           317          346
                                                        ------       ------
                                                         4,658        5,289
   Less--Accumulated depreciation and
    amortization.......................                 (2,016)      (2,365)
                                                        ------       ------
      Property and equipment, net......                 $2,642       $2,924
                                                        ======       ======

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

   Accounts payable and accrued expenses consist of the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
   Accounts payable, trade...........................    $3,702       $4,242
   Accrued compensation and benefits.................       340          453
   Other accrued expenses............................       423          471
                                                         ------       ------
                                                         $4,465       $5,166
                                                         ======       ======

   Contracts in progress are as follows (in thousands):

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
   Costs incurred on contracts in progress..........    $9,178       $11,236
   Estimated earnings, net of losses................     1,630         2,534
                                                        ------       -------
                                                        10,808        13,770
   Less--Billings to date...........................     9,683         9,623
                                                        ------       -------
                                                        $1,125       $ 4,147
                                                        ======       =======
   Costs and estimated earnings in excess of bill-
    ings on uncompleted contracts...................    $1,853       $ 4,320
      Less--Billings in excess of costs and
       estimated earnings on uncompleted contracts..       728           173
                                                        ------       -------
                                                        $1,125       $ 4,147
                                                        ======       =======

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5.DEBT:

  The Company has a $4 million line of credit agreement with a bank bearing interest at the national prime rate. The line of credit is collateralized by the Company's receivables, inventory, property and equipment. The Company's weighted average interest rate for the facility was 8.4 percent and 8.5 percent as of December 31, 1996, and September 30, 1997, respectively. At December 31, 1996, and September 30, 1997, the outstanding balance on this facility was $797,000 and $2,294,000, respectively, and is payable upon demand.

  The Company's debt obligations consisted of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
   Note payable to bank, 8.2% and 8.6% weighted
    average interest rate, respectively, due $10,000
    monthly with final maturity on May 1, 2001......      $663         $614
   Note payable to commercial finance company, 8.1%
    interest rate, $3,871 due monthly with final
    maturity on March 1, 1998.......................        51           18
                                                          ----         ----
                                                           714          632
   Less--Current maturities.........................       107           89
                                                          ----         ----
   Total long-term debt.............................      $607         $543
                                                          ====         ====

  The long-term debt is secured by the Company's receivables, inventory, property and equipment and is guaranteed by the Company's principal shareholders. The line of credit and note payable to the bank are subject to certain financial reporting and financial ratio requirements. The Company was in compliance with such covenants for all periods presented. In October 1997, the Company violated its minimum debt to net worth ratio due to the distribution of the Company's accumulated adjustment account (see Note 11). The Company has received a waiver, effective through January 1, 1999, from the bank for this violation.

The maturities of long-term debt as of September 30, 1997, are as follows (in thousands):

      Year ending September 30--
        1998.............................................................. $89
        1999..............................................................  77
        2000..............................................................  83
        2001.............................................................. 383

6.LEASES:

  The Company leases its office and warehouse space from an entity owned principally by the Company's shareholders. The lease expires in June 2000 and requires the Company to pay all taxes, insurance and maintenance on the property. The rent paid on this related-party lease was approximately $49,000, $59,000 and $44,000 for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The Company leases various equipment under noncancelable sale-leaseback capital leases and the leased assets are included as part of "Property and equipment." Details of the capital leased assets are as follows:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
                                                            (IN THOUSANDS)
   Operating equipment and vehicles..................    $1,022       $1,312
   Less--Accumulated depreciation....................      (194)        (306)
                                                         ------       ------
   Net capitalized leased assets.....................    $  828       $1,006
                                                         ======       ======

  At September 30, 1997, the future minimum lease payments under operating and capital leases are as follows (in thousands):

                                                                 SEPTEMBER 30
                                                               -----------------
                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
   1998.......................................................   $ 59     $483
   1999.......................................................     59      318
   2000.......................................................     44      162
                                                                 ----     ----
      Total...................................................   $162      963
                                                                          ====
   Less--Amount representing interest.........................            (111)
                                                                          ----
   Present value of minimum lease payments....................             852
   Less--Current maturities...................................            (414)
                                                                          ----
   Long-term obligations......................................            $438
                                                                          ====

7.EMPLOYEE BENEFIT PLAN:

  In connection with its collective bargaining agreements with various electrical, labor and operating engineer unions, the Company participates with other companies in the unions' multiemployer pension plans. These plans cover all of the Company's employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer's withdrawal from, or upon termination of, such plan. The Company has no plan to withdraw from these plans. The plans do not maintain information on net assets and actuarial present value of the accumulated share of the plan's unfunded vested benefits allocable to the Company, and amounts, if any, for which the Company may be contingently liable are not ascertainable at this time. Total contributions to the plans were approximately $403,000, $474,000 and $435,000 for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

  The Company has a defined contribution profit-sharing plan. The plan provides for the Company to match one-half of employee contributions to the plan up to a maximum of $3,500 per year per employee. Total contributions by the Company under the plan were approximately $31,000, $30,000 and $16,000 for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively. The Company may also make discretionary contributions. The Company made discretionary contributions of $44,000, $70,000 and $ -- for the years ended December 31, 1995 and 1996, and the nine months ended September 30, 1997, respectively.

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8.FINANCIAL INSTRUMENTS:

  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, a line of credit, accounts payable, notes payable and debt. The Company believes that the carrying value of these instruments on the accompanying balance sheets approximates their fair value.

9.COMMITMENTS AND CONTINGENCIES:

 Litigation

  The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

 Insurance

  The Company carries a broad range of insurance coverage, including workers' compensation, business auto liability, general liability and an umbrella policy. The Company is self-insured for medical claims up to $5,000 per year per covered individual. The Company has recorded accruals for its estimated portion of self-insured claims based on estimated claims incurred through December 31, 1995 and 1996, and September 30, 1997.

 Performance Bonds

  In certain circumstances, the Company is required to provide performance bonds in connection with its contract commitments which are personally guaranteed by certain shareholders of the Company.

10.MAJOR CUSTOMERS AND RISK CONCENTRATION:

  During 1995 and 1996, one customer accounted for 17 percent and 21 percent of the Company's revenue, respectively. During 1997, two customers accounted for 19 percent and 14 percent of the Company's revenues, respectively.

  The Company grants credit, generally without collateral, to its customers, which include real estate operators, general contractors and state and regulatory agencies, located primarily in Indiana and Michigan. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors within Indiana and Michigan. However, management believes that its contract acceptance, billing and collection policies are adequate to minimize the potential credit risk.

11.SUBSEQUENT EVENTS:

  In October 1997, the Company made cash distributions of approximately $5,050,000. The Company entered into a $5,050,000 note payable to a bank bearing an 8 percent interest rate to finance these cash distributions. The Company must make monthly payments of interest with final maturity in November 2000. Had this transaction been recorded at September 30, 1997, the effect on the accompanying balance sheet would be an increase in liabilities of $5,050,000 and a decrease in shareholders' equity of $5,050,000.

                          TRANS TECH ELECTRIC, INC.,
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

12. SUBSEQUENT EVENTS TO DATE OF AUDITORS' REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

  In December 1997, the Company and its shareholders entered into a definitive agreement with Quanta Services, Inc. (Quanta), subject to certain conditions pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of Quanta common stock, concurrent with the consummation of an initial public offering (the Offering) of additional common stock by Quanta. In addition, two executives of the Company will enter into employment agreements with the Company and Quanta which have an initial term of three years and generally restricts the disclosure of confidential information as well as restricts competition with the Company and Quanta for a period of five years from the date of the employment agreement. In the event that the proposed sale of the Company to Quanta Services, Inc. does not occur, the shareholders intend, if necessary, to contribute amounts to provide for additional liquidity to the Company.

  Prior to the closing of the transaction discussed above, the Company plans to make additional Sub S distributions of approximately $791,000 based on the Company's retained earnings balance at September 30, 1997. The Company intends to fund the distribution through bank borrowings. The Company will also make Sub S distributions to its owners of substantially all of their previously-taxed undistributed earnings through December 31, 1997.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Potelco, Inc.:

We have audited the accompanying balance sheets of Potelco, Inc., a Washington Subchapter S corporation, as of December 31, 1996, and September 30, 1997, and the related statements of operations, cash flows and stockholder's equity for the year ended December 31, 1996, and the nine months ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potelco, Inc., as of December 31, 1996, and September 30, 1997, and the results of its operations and cash flows for the year ended December 31, 1996, and the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
December 5, 1997

                                 POTELCO, INC.
                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                     PRO FORMA
                                        DECEMBER 31, SEPTEMBER 30, SEPTEMBER 30,
                                            1996         1997         1997(1)
                                        ------------ ------------- -------------
                ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                 $   36       $  280        $  280
 Accounts receivable --
  Trade, net of allowance of $15 and
   $47, respectively..................      2,987        4,428         4,428
  Retainage...........................        902          541           541
 Costs and estimated earnings in ex-
  cess of billings on uncompleted con-
  tracts..............................        117          975           975
 Prepaid expenses and other current
  assets..............................         25           34            34
                                           ------       ------        ------
  Total current assets................      4,067        6,258         6,258
 PROPERTY AND EQUIPMENT, net..........      2,679        3,206         3,206
                                           ------       ------        ------
  Total assets........................     $6,746       $9,464        $9,464
                                           ======       ======        ======
 LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
 Notes payable to bank................     $  550       $1,162        $3,162
 Note payable to stockholder..........        109           35            35
 Current maturities of long-term debt.        445          491           491
 Current portion of note payable to
  related party.......................        216          219           219
 Accounts payable and accrued ex-
  penses..............................      1,839        2,163         2,163
 Billings in excess of costs and esti-
  mated earnings on uncompleted con-
  tracts..............................        139           74            74
                                           ------       ------        ------
  Total current liabilities...........      3,298        4,144         6,144
LONG-TERM DEBT, net of current maturi-
 ties --
 Note payable to related party........        863          823           823
 Other long-term debt.................        537          559           559
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
 Common stock, $5 par value, 10,000
  shares authorized, 22 shares issued
  and 2 shares outstanding............         --           --            --
 Additional paid-in capital...........        160          160           160
 Retained earnings....................      1,888        3,778         1,778
                                           ------       ------        ------
  Total stockholder's equity..........      2,048        3,938         1,938
                                           ------       ------        ------
  Total liabilities and stockholder's
   equity.............................     $6,746       $9,464        $9,464
                                           ======       ======        ======

--------
(1) The pro forma balance sheet column presented reflects the impact of Sub S distributions. See Note 13 for further discussion.

   The accompanying notes are an integral part of these financial statements.

                                 POTELCO, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                                YEAR ENDED     SEPTEMBER 30,
                                               DECEMBER 31, -------------------
                                                   1996        1996      1997
                                               ------------ ----------- -------
                                                            (UNAUDITED)
REVENUES......................................   $14,549      $10,173   $13,248
COST OF SERVICES (including depreciation).....    12,946        9,343    10,416
                                                 -------      -------   -------
 Gross profit.................................     1,603          830     2,832
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES......................................       971          691       777
                                                 -------      -------   -------
 Income from operations.......................       632          139     2,055
                                                 -------      -------   -------
OTHER INCOME (EXPENSE):
 Interest expense.............................      (321)        (218)     (185)
 Other, net...................................      (123)          30        20
                                                 -------      -------   -------
  Other income (expense), net.................      (444)        (188)     (165)
                                                 -------      -------   -------
NET INCOME (LOSS).............................   $   188      $   (49)  $ 1,890
                                                 =======      =======   =======

   The accompanying notes are an integral part of these financial statements.

                                 POTELCO, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                                YEAR ENDED    SEPTEMBER 30,
                                               DECEMBER 31, ------------------
                                                   1996        1996      1997
                                               ------------ ----------- ------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income...................................     $188        $(49)    $1,890
 Adjustments to reconcile net income to net
 cash provided by (used in) operating
 activities --
  Depreciation................................      473         354        380
  Loss (gain) on sale of property and equip-
   ment.......................................      129          30         (6)
  Changes in operating assets and liabilities
   --
   (Increase) decrease in --
    Accounts receivable.......................      208         193     (1,080)
    Costs and estimated earnings in excess of
     billings on uncompleted contracts........       79        (375)      (858)
    Prepaid expenses and other current assets.      (16)         --         (9)
   Increase (decrease) in --
    Accounts payable and accrued expenses.....     (611)       (759)       324
    Billings in excess of costs and estimated
     earnings on uncompleted contracts........     (371)        316        (65)
                                                   ----        ----     ------
   Net cash provided by (used in) operating
    activities................................       79        (290)       576
                                                   ----        ----     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of property and equipment.       60          44         48
 Additions to property and equipment..........     (322)       (235)      (621)
                                                   ----        ----     ------
   Net cash used in investing activities......     (262)       (191)      (573)
                                                   ----        ----     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in notes payable to bank........      250         500        612
 Net decrease in note payable to stockholder..       (8)         (4)       (74)
 Payments of note payable to related party....      (45)        (33)       (37)
 Payments of other long-term debt.............     (437)       (413)      (404)
 Proceeds from other long-term debt...........       50          26        144
 Distributions to stockholder.................     (101)       (101)        --
                                                   ----        ----     ------
   Net cash provided by (used in) financing
    activities................................     (291)        (25)       241
                                                   ----        ----     ------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..................................     (474)       (506)       244
CASH AND CASH EQUIVALENTS, beginning of peri-
 od...........................................      510         510         36
                                                   ----        ----     ------
CASH AND CASH EQUIVALENTS, end of period......     $ 36        $  4     $  280
                                                   ====        ====     ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMA-
 TION:
  Cash paid for interest......................     $328        $224     $  200

   The accompanying notes are an integral part of these financial statements.

                                 POTELCO, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                 COMMON STOCK  ADDITIONAL              TOTAL
                                 -------------  PAID-IN   RETAINED STOCKHOLDER'S
                                 SHARES AMOUNT  CAPITAL   EARNINGS    EQUITY
                                 ------ ------ ---------- -------- -------------
BALANCE, December 31, 1995......    2    $--      $160     $1,801     $1,961
 Distributions to stockholder...   --     --        --       (101)      (101)
 Net income.....................   --     --        --        188        188
                                  ---    ---      ----     ------     ------
BALANCE, December 31, 1996......    2     --       160      1,888      2,048
 Net income.....................   --     --        --      1,890      1,890
                                  ---    ---      ----     ------     ------
BALANCE, September 30, 1997.....    2    $--      $160     $3,778     $3,938
                                  ===    ===      ====     ======     ======

   The accompanying notes are an integral part of these financial statements.

                                 POTELCO, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.BUSINESS AND ORGANIZATION:

  Potelco, Inc., a Washington Subchapter S corporation (the Company), focuses on providing underground and overhead power and telephone cable installation primarily under commercial, industrial and governmental contracts. The Company performs the majority of its contract work in Washington under lump-sum, cost-plus and unit-priced contracts, with contract terms generally ranging from 30 days to 18 months.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Interim Financial Information

  The interim statements of operations and cash flows for the nine months ended September 30, 1996, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Supplemental Cash Flow Information

  The Company had noncash investing and financing activities related to capital leases of approximately $374,000 and $328,000 during the year ended December 31, 1996, and nine months ended September 30, 1997, respectively.

  Accounts Receivable and Provision for Doubtful Accounts

  The Company provides an allowance for doubtful accounts based upon the specific identification of accounts receivable where collection is no longer deemed probable and an allowance based upon the level of total accounts receivable balances.

  Property and Equipment

  Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation expense was approximately $473,000 and $380,000 for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively.

  Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statements of operations.

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Revenue Recognition

  The Company recognizes revenue when services are performed except when work is being performed under fixed price or cost-plus-fee contracts. Such contracts generally provide that the customer accept completion of progress to date and compensate the Company for services which have been rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Revenues from fixed price contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the year, plus the fee earned, and are measured by the cost-to-cost method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and their effects are recognized in the period in which the revisions are determined.

  The balances billed but not paid by customers pursuant to retainage provisions in fixed price or cost plus fee contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

  The current asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The current liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

  Warranty Costs

  For certain contracts, the Company generally warrants labor for the first year after completion of the installation. An accrual for warranty costs is recorded based upon the historical level of warranty claims and management's estimate of future costs.

  Income Taxes

  The Company has elected S corporation status as defined by the Internal Revenue Code, whereby the Company is not subject to taxation for federal purposes. Under S corporation status, the shareholders report their shares of the Company's taxable earnings or losses in their personal tax returns. The Company will terminate its S corporation status concurrently with the effective date of the Offering (see Note 13).

  Collective Bargaining Agreements

  The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements will expire at various times through 2000.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reference is made to the "Revenue Recognition" section of this footnote for discussion of significant estimates reflected in the Company's financial statements.

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  New Accounting Pronouncement

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

3. PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following (in thousands):

                                         ESTIMATED
                                        USEFUL LIVES DECEMBER 31, SEPTEMBER 30,
                                          IN YEARS       1996         1997
                                        ------------ ------------ -------------
   Operating equipment and vehicles....     5-10       $ 5,279       $ 6,080
   Office equipment, furniture and
    fixtures...........................        5            99           111
   Leasehold improvements..............        5           184           210
                                                       -------       -------
     Total cost........................                  5,562         6,401
   Less--Accumulated depreciation......                 (2,883)       (3,195)
                                                       -------       -------
      Property and equipment, net......                $ 2,679       $ 3,206
                                                       =======       =======

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

  Accounts payable and accrued expenses consist of the following (in thousands):

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1996         1997
                                                      ------------ -------------
   Accounts payable, trade...........................    $1,117       $1,132
   Accrued compensation and benefits.................       149          258
   Other accrued expenses............................       573          773
                                                         ------       ------
                                                         $1,839       $2,163
                                                         ======       ======

  Contracts in progress are as follows (in thousands):

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
   Costs incurred on contracts in progress..........   $ 1,147       $ 1,958
   Estimated earnings, net of losses................       782           898
                                                       -------       -------
                                                         1,929         2,856
   Less--Billings to date...........................    (1,951)       (1,955)
                                                       -------       -------
                                                       $   (22)      $   901
                                                       =======       =======
   Costs and estimated earnings in excess of
    billings on uncompleted contracts...............   $   117       $   975
   Billings in excess of costs and estimated
    earnings on uncompleted contracts...............      (139)          (74)
                                                       -------       -------
                                                       $   (22)      $   901
                                                       =======       =======

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. NOTES PAYABLE TO BANK:

  The notes payable to bank as of December 31, 1996, represents borrowings under a revolving credit agreement maturing April 30, 1997. Borrowings are based on percentages of contract billings and are secured by substantially all of the Company's assets. This agreement provides for a total credit limit of $800,000, of which $550,000, had been drawn at December 31, 1996, and requires monthly interest payments of prime plus .75 percent.

  On May 2, 1997, the Company entered into revolving credit agreements with a bank maturing May 1, 1998. The agreements provide for total credit limits of $1,000,000 and $400,000, of which approximately $995,000 and $167,000, respectively, had been drawn at September 30, 1997, and requires monthly interest payments of prime (8.50 percent at September 30, 1997) plus .75 percent beginning June 1, 1997. On October 1, 1997, the $1,000,000 revolving credit agreement was amended to increase the credit limit to $1,500,000.

  The notes payable outstanding as of December 31, 1996, and September 30, 1997, related to the revolving credit agreements contain several ratio and covenant requirements, including a minimum working capital ratio and a debt to net worth restriction. Furthermore, these notes are guaranteed by the stockholder. The Company was in compliance with these requirements for the year ended December 31, 1996, and the nine months ended September 30, 1997.

6. LONG-TERM DEBT AND CAPITAL LEASES:

  Long-term debt and capital leases consist of the following:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                           (IN THOUSANDS)
   Notes payable to a third party due in monthly
    installments aggregating approximately $10,000,
    including interest ranging from 7.9% to 11%,
    collateralized by equipment....................     $ 263        $  183
   Notes payable to a third party due in monthly
    installments aggregating approximately $12,000
    plus interest at 10%, collateralized by
    equipment......................................       128           159
   Notes payable to a third party due in monthly
    installments of approximately $800 plus
    interest at 10.27%, collateralized by
    equipment......................................        21            16
   Obligations under capital leases................       570           692
                                                        -----        ------
                                                          982         1,050
   Less--Current maturities of long-term debt......      (445)         (491)
                                                        -----        ------
   Other long-term debt............................     $ 537        $  559
                                                        =====        ======

  Future required principal payments on long-term debt (excluding capital leases) as of September 30, 1997, are as follows (in thousands):

      Twelve months ending September 30 --
            1998........................................................   $227
            1999..........................................................  131

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
  The Company has entered into noncancellable lease agreements with third-party leasing companies for the acquisition of trucks and equipment. The leases require payments, including interest at varying rates implicit in the leases, as of September 30, 1997, over the next five years and are as follows (in thousands):

      Twelve months ending September 30 --
         1998............................................................ $ 309
         1999............................................................   293
         2000............................................................   251
         2001............................................................    94
                                                                          -----
         Net minimum lease payments......................................   947
         Less amount representing interest...............................  (255)
                                                                          -----
         Present value of net minimum lease payments..................... $ 692
         Less--Current maturities........................................  (264)
                                                                          -----
         Long-term obligations........................................... $ 428
                                                                          =====

7. RELATED-PARTY NOTES PAYABLE:

  The Company entered into a debt agreement amended with the father of the Company's sole stockholder for approximately $1,163,000. The agreement stipulates that the note will accrue interest at 8 percent, with required monthly payments including interest and principal of at least $10,000. The note is scheduled to mature on December 1, 2014. The balance outstanding was approximately $1,079,000 and $1,042,000 as of December 31, 1996, and September 30, 1997, respectively.

  The Company's sole stockholder advanced funds to the Company totaling $200,000 to provide short-term liquidity during 1994. The interest rate on the advance is based on a blended annual rate, which is approximately 6.35 percent as of December 31, 1996, and September 30, 1997, respectively. Amounts due totaled approximately $109,000 and $35,000 as of December 31, 1996, and September 30, 1997, respectively.

  Principal payments on related-party debt as of September 30, 1997, over the next five years are as follows (in thousands):

      Twelve months ending September 30 --
         1998................................................................. $254
         1999.................................................................   56
         2000.................................................................   61
         2001.................................................................   66
         2002 and thereafter..................................................  640

8. RELATED-PARTY LEASES:

  The Company leases a facility from the father of the Company's sole stockholder for a monthly rental of $2,000 plus annual property taxes. The lease is month-to-month, with no termination date.

  The Company also leases a facility from its sole stockholder at a monthly rental of $2,800 plus annual property taxes. The lease is month-to-month, with no termination date.

  Lease payments on the above facilities aggregated approximately $58,000 and $43,000 for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively.

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. EMPLOYEE BENEFIT PLANS:

   In connection with its collective bargaining agreements with various electrical, labor and operating engineer unions, the Company participates with other companies in the unions' multiemployer pension plans. These plans cover all of the Company's employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer's withdrawal from, or upon termination of, such plan. The Company has no plans to withdraw from these plans. The plans do not maintain information on net assets and actuarial present value of the accumulated share of the plan's unfunded vested benefits allocable to the Company, and amounts, if any, for which the Company may be contingently liable are not ascertainable at this time. Total contributions to the plans were approximately $246,000 and $247,000 for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively.

  The Company has two retirement plans covering all employees not included in a collective bargaining unit. These noncontributory plans consist of a money purchase pension plan and a profit-sharing plan. The money purchase pension plan requires Company contributions equal to 10 percent of the covered salaries. Contributions to this plan totaled approximately $27,000 and $26,000 for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively. The Company made discretionary contributions to the profit-sharing plan of approximately $14,000 and $36,000 for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively. In addition, during the nine months ended September 30, 1997, the Company accrued $30,000 related to employee bonuses that are anticipated to the be paid subsequent to September 30, 1997.

10. FINANCIAL INSTRUMENTS:

  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, a line of credit, accounts payable, notes payable and debt. The Company believes that the carrying value of these instruments on the accompanying balance sheets approximates their fair value.

11. COMMITMENTS AND CONTINGENCIES:

 Litigation

  The Company is involved in disputes or legal actions arising in the ordinary course of business. Management does not believe the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

 Insurance

  The Company carries a broad range of insurance coverage, including business auto liability, general liability, workers' compensation and an umbrella policy.

 Performance Bonds

  In certain circumstances, the Company is required to provide performance bonds in connection with its contract commitments which are personally guaranteed by certain stockholders of the Company.

                                 POTELCO, INC.
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

12. MAJOR CUSTOMERS AND RISK CONCENTRATION:

  During the year ended December 31, 1996, three customers accounted for 36%, 20% and 12% of the Company's revenues, respectively. During the nine months ended September 30, 1997, three customers accounted for 37%, 18% and 10% of the Company's revenues, respectively.

  The Company grants credit, generally without collateral, to its customers, which are located primarily in the northwestern United States. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors within this region. However, management believes that its contract acceptance, billing and collection policies are adequate to minimize the potential credit risk.

13. SUBSEQUENT EVENTS TO DATE OF AUDITORS' REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

  In December 1997, the Company and its stockholder entered into a definitive agreement with Quanta Services, Inc. (Quanta), subject to certain conditions pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of Quanta common stock, concurrent with the consummation of an initial public offering (the Offering) of additional common stock by Quanta. In addition, the key executives of the Company will enter into employment agreements with the Company and Quanta which have an initial term of three years, and generally restricts the disclosure of confidential information as well as restricts competition with the Company and Quanta for a period of five years following termination of employment.

  Prior to the closing of the transaction noted above, the Company plans to make a Sub S distribution of approximately $2.0 million estimated based on the Company's retained earnings balance at September 30, 1997. The Company intends to fund the distribution through bank borrowings. The Company will make the Sub S distribution to its owner of substantially all of the previously-taxed undistributed earnings through December 31, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SO-LICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   15
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Selected Financial Data...................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   32
Management................................................................   40
Certain Transactions......................................................   45
Principal Stockholders....................................................   48
Description of Capital Stock..............................................   49
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   55
Legal Matters.............................................................   56
Experts...................................................................   57
Additional Information....................................................   57
Index to Financial Statements.............................................  F-1

                                 ------------
  UNTIL              , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 Shares

                        [LOGO OF QUANTA APPEARS HERE]

                                  Common Stock

                                 ------------
                                   PROSPECTUS
                                 ------------

                                 BT ALEX. BROWN

                         BANCAMERICA ROBERTSON STEPHENS

                              SANDERS MORRIS MUNDY

                                            , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses to be paid by the Company (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All amounts are estimates, except the SEC Registration Fee, the NASD Filing Fee and the NYSE Listing Fee.

      SEC Registration Fee....................................... $   16,962.50
      NASD Filing Fee............................................      6,250.00
      NYSE Listing Fee...........................................    130,986.00
      Printing Costs.............................................    150,000.00
      Legal Fees and Expenses....................................    350,000.00
      Accounting Fees and Expenses...............................  2,000,000.00
      Transfer Agent and Registrar Fees and Expenses.............      7,500.00
      D & O Insurance............................................        85,000
      Miscellaneous..............................................    252,301.50
                                                                  -------------
          Total.................................................. $2,914,000.00
                                                                  =============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 Delaware General Corporation Law

  Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  Section 145(d) of the DGCL states that any indemnification under subsections
(a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

  Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section
145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

  Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

 Amended and Restated Certificate of Incorporation

  The Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided for in Section 174 of the DGCL. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Amended and Restated Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

 Bylaws

  The Bylaws of the Company provide that the Company will indemnify and hold harmless any director or officer of the Company to the fullest extent permitted by applicable law, as in effect as of the date of the adoption of the Bylaws or to such greater extent as applicable law may thereafter permit, from and against all losses, liabilities, claims, damages, judgments, penalties, fines, amounts paid in settlement and expenses (including attorneys' fees) whatsoever arising out of any event or occurrence related to the fact that such person is or was a director or officer of the Company and further provide that the Company may, but is not required to, indemnify and hold harmless any employee or agent of the Company or a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise who is or was serving in such capacity at the written request of the Company; provided, however, that the Company is only required to indemnify persons serving as directors, officers, employees or agents of the Company for the expenses incurred in a proceeding if such person has met the standards of conduct that make it permissible under the laws of the State of Delaware for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. The Bylaws further provide that, in the event of any threatened, or pending action, suit or proceeding in which any of the persons referred to above is a party or is involved and that may give rise to a right of indemnification under the Bylaws, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of (i) a written undertaking executed by or on behalf of such person providing that such person will repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Bylaws and (ii) satisfactory evidence as to the amount of such expenses.

 Underwriting Agreement

  The Underwriting Agreement provides for the indemnification of the directors and officers of the Company in certain circumstances.

 Insurance

  The Company intends to maintain liability insurance for the benefit of its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following information relates to securities issued or sold by the Company within the last three years:

    (a) Quanta was initially capitalized in August 1997 by several independent investors, including Midwest Acquisition Support, LLC (an entity controlled by Bernard J. Gram), Kevin D. Miller, Steven P. Colmar and William G. Parkhouse, an advisory director of the Company, and certain of their affiliates, who paid aggregate cash consideration of $10.47 for 1,048 shares of pre-split common stock that were reclassified into 1,620,624 shares of Limited Vote Common Stock.

    (b) In November 1997 Main Street paid cash consideration of $9.60 for 960 shares of pre-split common stock that were reclassified into 1,484,542 shares of Limited Vote Common Stock.

    (c) In November 1997, James H. Haddox, Chief Financial Officer of the Company, paid $.65 cash for shares of pre-split common stock that were reclassified into 100,000 shares of Limited Vote Common Stock.

    (d) In December 1997, the Company issued 37,500 shares of Limited Vote Common Stock to Derrick Jensen, Vice President and Controller of the Company, for nominal consideration.

    (e) In January 1998, the Company issued, for nominal consideration, 20,000 shares of Limited Vote Common Stock to each of Messrs. James R. Ball, Rodney R. Proto and Michael T. Willis, who have all agreed to become directors of the Company upon the consummation of the Offering.

    (f) The Company has agreed to issue shares of Limited Vote Common Stock in an amount equal to $375,000 divided by the initial Offering price to an investor who agreed to advance the Company up to $125,000 prior to the Offering in order to cover expenses. At an assumed offering price of $9.00 per share, this will result in 41,667 shares of Limited Vote Common Stock being issued in connection with this transaction.

    (g) Concurrent with the closing of the Offering, the Company will issue 500 shares of Limited Vote Common Stock to each of two consultants in consideration for services rendered to the Company prior to the Offering.

    (h) In connection with the Acquisition, the Company will acquire all of the outstanding shares of equity stock of the Founding Companies in exchange for an aggregate of 7,527,000 shares of Common Stock and $21.0 million in cash.

  All of the transactions described above were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder. All of such sales were conducted without any public solicitation and all of the purchasers were provided with all material information that was available regarding the Company. All of such purchasers were informed that the transactions were being effected without registration under the Securities Act and that the shares acquired by them could not be resold without registration under the Securities Act unless the sale was effected pursuant to an exemption from the registration requirements thereof. All of such purchasers also agreed to contractual restrictions on the resale of the shares acquired by them.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER                               DESCRIPTION
 ------- ---------------------------------------------------------------------
   1.1   --Form of Underwriting Agreement**
   2.1   --Amended and Restated Agreement and Plan of Organization dated as of
          December 11, 1997 by and among Quanta Services, Inc. and PAR
          Electrical Contractors, Inc. and its stockholders**
   2.2   --Amended and Restated Agreement and Plan of Organization dated as of
          December 11, 1997 by and among Quanta Services, Inc. and Union Power
          Construction Company and its stockholders**
   2.3   --Amended and Restated Agreement and Plan of Organization dated as of
          December 11, 1997 by and among Quanta Services, Inc. and TRANS TECH
          Electric, Inc. and its stockholders**
   2.4   --Amended and Restated Agreement and Plan of Organization dated as of
          December 11, 1997 by and among Quanta Services, Inc. and Potelco,
          Inc. and its stockholders**
   3.1   --Amended and Restated Certificate of Incorporation
   3.2   --Amended and Restated Bylaws
   4.1   --Form of Common Stock Certificate
   5.1   --Opinion of Jackson Walker L.L.P.
  10.1   --Form of Employment Agreement**
  10.2   --1997 Stock Option Plan**
  21.1   --Subsidiaries
  23.1   --Consent of Arthur Andersen LLP
  23.2   --Consent of Jackson Walker L.L.P. (contained in Exhibit 5)

 EXHIBIT
 NUMBER                                   DESCRIPTION
 -------                                  -----------
  23.4   --Consent of John R. Wilson**
  23.5   --Consent of Timothy A. Soule**
  23.6   --Consent of John A. Martell**
  23.7   --Consent of Gary A. Tucci**
  23.8   --Consent of Michael T. Willis**
  23.9   --Consent of Rodney R. Proto**
  23.10  --Consent of James R. Ball**
  24.1   --Power of Attorney**
  27     --Financial Data Schedule**

--------

**Previously filed.

  (b) Financial Statement Schedules.

  All schedules are omitted because they are not applicable or because the required information is contained in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes as follows:

    (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) That, for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, Quanta Services, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 9, 1998.

                                          Quanta Services, Inc.


                                          By:      /s/ John R. Colson
                                              ---------------------------------
                                                      John R. Colson
                                                  Chief Executive Officer

  Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on February 9, 1998.

                 SIGNATURE                                TITLE
                 ---------                                -----

            /s/ John R. Colson              Chief Executive Officer
------------------------------------------- (Principal Executive Officer)
               John R. Colson

           /s/ James H. Haddox              Chief Financial Officer
------------------------------------------- (Principal Financial and
              James H. Haddox               Accounting Officer)

           /s/ Vincent D. Foster            Director
-------------------------------------------
              Vincent D. Foster

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
   1.1   --Form of Underwriting Agreement**
   2.1   --Amended and Restated Agreement and Plan of Organization dated as of
           December 11, 1997 by and among Quanta Services, Inc. and PAR
           Electrical Contractors, Inc. and its stockholders**
   2.2   --Amended and Restated Agreement and Plan of Organization dated as of
           December 11, 1997 by and among Quanta Services, Inc. and Union Power
           Construction Company and its stockholders**
   2.3   --Amended and Restated Agreement and Plan of Organization dated as of
           December 11, 1997 by and among Quanta Services, Inc. and TRANS TECH
           Electric, Inc. and its stockholders**
   2.4   --Amended and Restated Agreement and Plan of Organization dated as of
           December 11, 1997 by and among Quanta Services, Inc. and Potelco,
           Inc. and its stockholders**
   3.1   --Amended and Restated Certificate of Incorporation
   3.2   --Amended and Restated Bylaws
   4.1   --Form of Common Stock Certificate
   5.1   --Opinion of Jackson Walker L.L.P.
  10.1   --Form of Employment Agreement**
  10.2   --1997 Stock Option Plan**
  21.1   --Subsidiaries
  23.1   --Consent of Arthur Andersen LLP
  23.2   --Consent of Jackson Walker L.L.P. (contained in Exhibit 5)
  23.4   --Consent of John R. Wilson**
  23.5   --Consent of Timothy A. Soule**
  23.6   --Consent of John A. Martell**
  23.7   --Consent of Gary A. Tucci**
  23.8   --Consent of Michael T. Willis**
  23.9   --Consent of Rodney R. Proto**
  23.10  --Consent of James R. Ball**
  24.1   --Power of Attorney**
  27     --Financial Data Schedule**

--------

**Previously filed.